Filed pursuant to Rule 424(b)(3)
Registration No. 333-131169

PROSPECTUS OF SEACOAST BANKING CORPORATION OF FLORIDA	PROXY STATEMENT OF BIG LAKE FINANCIAL CORPORATION

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Seacoast Banking Corporation of Florida and Big Lake Financial Corporation have each unanimously agreed to the acquisition of Big Lake by Seacoast pursuant to the merger of Big Lake with and into Seacoast. Seacoast will be the surviving bank holding company following the merger.

If the merger is completed, each of your shares of Big Lake common stock (including the Big Lake Series A preferred stock which, according to its terms, will automatically convert on a one-for-one basis into Big Lake common stock upon a change in control) will be automatically converted into the right to receive an estimated 2.95427 shares of Seacoast common stock as described in this proxy statement-prospectus. Herein, shares of Big Lake common stock and Big Lake Series A preferred stock are collectively referred to as “Big Lake Stock” and shares of Seacoast common stock are referred to as “Seacoast Stock.” The closing price of Seacoast Stock on February 10, 2006, the last practicable trading date prior to mailing this proxy-statement prospectus, was $25.38. The implied value of the merger consideration is $74.98 per share of Big Lake Stock. The market price of Seacoast and Big Lake Stock will fluctuate. You should obtain current stock price quotations for common stock. Seacoast Stock is traded on The Nasdaq National Market under the symbol “SBCF.” Big Lake Stock is not traded on any organized market.

A special meeting of Big Lake shareholders will be held at 1409 S. Parrott Avenue, Okeechobee, Florida on March 16, 2006 at 4:15 P.M. Eastern Standard Time. At the meeting or any adjournments and postponements, you will be asked to approve the merger provided by the Agreement and Plan of Merger, dated as of November 22, 2005, by and between Seacoast and Big Lake, which we refer to in this proxy statement-prospectus as the “merger agreement.” Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Big Lake common stock and Big Lake Series A preferred stock, voting together as a single class, and approval by the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency. Big Lake’s board of directors unanimously recommends that you vote “FOR” approval of the merger and urges you to sign and date the enclosed proxy and return it promptly in the enclosed envelope to make sure that your vote is counted. If you attend the meeting, you may vote in person, even if you have already returned your proxy. Seacoast shareholders are not required to approve the merger.

You should read this entire proxy statement-prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of the securities to be issued in the merger or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Seacoast Stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

This proxy statement-prospectus is dated February 14, 2006, and is first being mailed to Big Lake shareholders on or about February 15, 2006.

PLEASE NOTE

As used in this proxy statement-prospectus, the terms “Seacoast” and “Big Lake” refer to Seacoast Banking Corporation of Florida and Big Lake Financial Corporation, respectively, and, where the context requires, to their respective subsidiaries, including First National Bank & Trust Company of the Treasure Coast, which we refer to in this proxy statement-prospectus as “First National” and Big Lake National Bank, which we refer to as “Big Lake Bank.”

We have not authorized anyone to provide you with any information other than the information included in this proxy statement-prospectus and the documents we refer you to herein. If someone provides you with different or additional information, you should not rely on it.

The information in this proxy statement-prospectus regarding Big Lake was provided by Big Lake and the information in this proxy statement-prospectus regarding Seacoast was provided by Seacoast.

This document contains a description of the representations, warranties and covenants made in the merger agreement, and in agreements that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations, warranties and agreements have been made solely for the benefit of the other party to such agreements, may be subject to important qualifications, exceptions and limitations agreed to by the contracting parties, and may not be complete, and such representations, warranties and agreements therefore should not be relied on by any other person. Any such covenants, representations or warranties may have been qualified or superseded by disclosures contained in separate schedules or exhibits not filed with or incorporated by reference in this report, may reflect the parties’ negotiated risk allocation in the particular transaction rather than facts, may be qualified by materiality standards that differ from those that you may consider material, may not be true as of the date of this document or any other date, and are subject to amendments, changes or waivers by the parties.

Although not required under SEC Rules, Big Lake’s financial statements have been included in this proxy statement-prospectus to assist Big Lake shareholders in considering the proposed merger pursuant to the merger agreement. Big Lake currently does not file reports with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and it does not prepare Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and other information required of companies reporting under the Exchange Act. Since Big Lake is not considered a “significant” acquisition by Seacoast, MD&A and other information for Big Lake has been excluded from this proxy statement-prospectus, as permitted by SEC Rules.

This proxy statement-prospectus has been prepared as of the date on the cover page. There may have been changes in the affairs of Seacoast and/or Big Lake since that date, or other dates referred to herein, that are not reflected in this document. Neither Seacoast nor Big Lake has, or undertakes, any obligation to update such information.

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement-prospectus incorporates important business and financial information about Seacoast that is not included in, or delivered with, this document. This information is described on page 51 under the section entitled “Where You Can Find Additional Information” and may be obtained through the SEC’s website at http://www.sec.gov. This information is also available to you without charge upon your written or verbal request to:

Ms. Sharon Mehl
Investor Relations
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
Telephone: (772) 288-6085
Email: Sharon.Mehl@fnbtc.net

In order to obtain timely copies of such information free of charge, you must request the information by no later than March 1, 2006.

BIG LAKE FINANCIAL CORPORATION
1409 S. Parrott Avenue
Okeechobee, Florida 34974

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 16, 2006

To the Shareholders of Big Lake Financial Corporation:

Big Lake Financial Corporation will hold a special meeting of shareholders at 1409 S. Parrott Avenue, Okeechobee, Florida, on March 16, 2006 at 4:15 P.M. Eastern Standard Time, for the following purposes:

1. Merger.  To approve and adopt the Agreement and Plan of Merger, dated as of November 22, 2005, by and between Seacoast Banking Corporation of Florida and Big Lake Financial Corporation, pursuant to which Seacoast will acquire Big Lake through the merger of Big Lake with and into Seacoast. A copy of the merger agreement is attached to the accompanying proxy statement-prospectus as Appendix A.

2. Other Business.  To consider such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

Only shareholders of record at the close of business on January 18, 2006, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting or any adjournments or postponements of the special meeting, which we collectively refer to as the “meeting.” The approval of the merger agreement requires the affirmative vote of holders of the majority of the outstanding shares of Big Lake common stock and Big Lake Series A preferred stock, voting together as a single class.

After careful consideration, your board of directors has unanimously adopted the merger agreement; they recommend that you vote “FOR” approval of the merger agreement and the transactions contemplated therein.

Your vote is very important. Whether or not you plan to attend the meeting, please complete and sign the enclosed proxy card and return it in the accompanying postage-paid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to Big Lake’s secretary, or by filing a properly executed proxy of a later date with Big Lake’s secretary, at or before the meeting. You may also revoke your proxy by attending the meeting and voting your shares in person.

If the merger is completed, those shareholders of Big Lake who do not vote for the merger and who follow certain procedures as required by Florida law and described in this proxy statement-prospectus will be entitled to exercise appraisal rights and receive the “fair value” of their shares in cash under Florida law. Appendix B to this proxy statement-prospectus includes the relevant provisions of Florida law regarding these rights.

We presently do not know of any other matters to be presented at the meeting, but if other matters are properly presented, then the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors
Edwin E. Walpole, III
Chairman, President and Chief
Executive Officer

Okeechobee, Florida
February 14, 2006

We include cross references in this proxy statement-prospectus to captions where you can find further related discussion and additional information, which may be important to you. The following table of contents tells you where you can find these captions.

LEGAL MATTERS	50
EXPERTS	51
IMPORTANT NOTICE FOR BIG LAKE SHAREHOLDERS	51
WHERE YOU CAN FIND ADDITIONAL INFORMATION	51

APPENDIX A	Agreement and Plan of Merger between Seacoast Banking Corporation of Florida and Big Lake Financial Corporation
APPENDIX B	Full text of Sections 607.1301-607.1333 of the Florida Business Corporation Act
APPENDIX C	Fairness Opinion of Hovde Financial LLC

QUESTIONS AND ANSWERS

Q:	What am I being asked to vote on?

A:	You are being asked to approve the merger agreement, which provides for the merger of Big Lake with and into Seacoast, with Seacoast as the surviving corporation in the merger. Subsequently, Big Lake Bank will be merged with and into First National.

Q:	When and where is the special meeting?

A:	The Big Lake special meeting will be held at 1409 S. Parrott Avenue, Okeechobee, Florida, on March 16, 2006 at 4:15 P.M. Eastern Standard Time.

Q:	How does my board of directors recommend I vote on the merger?

A:	The board of directors of Big Lake unanimously recommends that you vote “FOR” approval of the merger agreement.

Q:	Why is my board of directors recommending that I vote for approval of the merger agreement?

A:	Our board of directors believes the merger is a unique strategic opportunity to combine with Seacoast, which is expected to create greater value for our shareholders, expand the range of products and services available to our customers while maintaining our service culture, and expand the career opportunities for our employees. Our financial advisor also has opined that the consideration to be received by our shareholders in the merger is fair from a financial point of view.

Q:	Why is this proxy statement-prospectus being sent to Big Lake shareholders?

A:	This document is being provided by Big Lake and Seacoast to provide you with information regarding the proposed merger, the Big Lake special meeting, the respective companies and the Seacoast Stock you will receive in the merger. The enclosed proxy is solicited by and on behalf of the board of directors of Big Lake for use at the special meeting of Big Lake shareholders.

Q:	What will I receive in the merger?

A:	If the merger is completed, each share of Big Lake common stock issued and outstanding that you hold immediately prior to the merger’s effective time (including the Big Lake Series A preferred stock which, according to its terms, will automatically convert to common stock on a one-for-one basis upon effectiveness of the merger), other than shares with respect to which appraisal rights are properly exercised, will be automatically converted, at the effective time, into the right to receive shares of Seacoast Stock at an exchange ratio of 2.95427 shares of Seacoast Stock for each share of Big Lake common stock. This exchange ratio assumes that all 3,832 outstanding Big Lake stock options are exercised at the closing of the merger. The total number of shares of Seacoast Stock issuable in the merger to all holders of Big Lake common stock is 1,775,000 shares.

You will not receive any fractional shares of Seacoast Stock that would be issuable as a result of the merger. Instead, you will be paid cash (without interest) in an amount equal to the fraction of a share of Seacoast Stock otherwise issuable upon conversion, multiplied by the closing price of Seacoast’s common stock on The Nasdaq National Market on the last trading day preceding the effective time of the merger.

The holders of all outstanding options on Big Lake common stock have agreed to exercise such options prior to the closing of the merger.

Q:	What if I own Big Lake preferred stock?

A:	Pursuant to its terms, each share of Big Lake Series A preferred stock will automatically convert into one share of Big Lake common stock immediately prior to the merger. Such shares, other than shares with respect to which appraisal rights are properly exercised, will be automatically converted into shares of Seacoast Stock at the effective time, as described above.

Q:	Who is entitled to vote at the Big Lake special meeting?

A:	Big Lake shareholders of record at the close of business on January 18, 2006, the record date for the special meeting, are entitled to receive notice of and to vote on the approval of the merger agreement at the special meeting and any adjournments or postponements of the special meeting. However, a Big Lake shareholder may only vote his or her shares if he or she is either present in person or represented by proxy at the special meeting.

Q:	How many votes do I have?

A:	Each share of Big Lake Stock that you own as of the record date entitles you to one vote. On January 18, 2006, there were 576,709 outstanding shares of Big Lake common stock and 20,283 outstanding shares of Series A preferred stock.

Q:	How many votes are needed to approve the merger?

A:	A majority of the outstanding shares of Big Lake’s common stock and preferred stock, voting together as a class, must vote in favor of the merger agreement in order for it to be approved.

Each of the directors and executive officers of Big Lake individually have entered into an agreement with Seacoast to vote their shares of Big Lake Stock in favor of the merger agreement and against any competing proposal. As of January 18, 2006, Big Lake directors and executive officers and their affiliates owned approximately 42% of the shares of Big Lake’s outstanding common stock and none of the outstanding shares of Series A preferred stock, which constitutes approximately 41% of the aggregate number of shares of Big Lake Stock entitled to vote on the merger agreement.

Q:	What should I do now?

A:	After carefully reading and considering the information in this proxy statement-prospectus, including materials incorporated by reference, indicate on your proxy card how you want to vote, sign and date the card and mail it in the enclosed postage-paid envelope as soon as possible, so that your shares will be represented at the special meeting and your election will be recorded.

If you sign and return your proxy card and do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve the merger agreement and otherwise in the discretion of the proxies.

Q:	What if I do not vote?

A:	If you do not vote, by either signing and sending in your proxy card or attending and voting your shares in person at the special meeting, your shares will not be voted at the special meeting. This will have the same effect as voting your shares against the merger, although this will not perfect your appraisal rights.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will vote your shares of stock on the merger agreement only if you provide instructions on how to vote. You should instruct your broker on how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, and your broker submits an unvoted proxy, your shares will not be voted at the special meeting, which will have the same effect as voting your shares against the merger, although this will not perfect your appraisal rights.

Q:	Can I change my vote after I deliver my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in three ways:

• you can revoke your proxy by giving written notice of revocation to Big Lake’s secretary;

v

• you can submit a new properly executed proxy with a later date to Big Lake’s secretary at or before the special meeting; the latest proxy actually received before the special meeting will be counted, and any earlier votes will be revoked; or

• you can attend the special meeting and vote your shares in person in writing. Any earlier proxy will be thereby revoked; however, simply attending the special meeting without voting will not revoke your proxy.

Q:	Should I send in my Big Lake stock certificates now?

A:	No. Seacoast will cause the exchange agent to separately send to all Big Lake shareholders a letter of transmittal together with written instructions for exchanging Big Lake stock certificates for the merger consideration.

Q:	When will I receive my Seacoast stock certificates and cash, in lieu of fractional shares?

A:	Following the completion of the merger, Seacoast will cause the exchange agent to deliver a letter of transmittal to each Big Lake shareholder. You should carefully review and follow the instructions set forth in the letter of transmittal. You will be asked to complete the letter of transmittal and return it, together with your Big Lake stock certificates (or properly completed notice of guaranteed delivery, which will be included as part of the letters of transmittal you will receive), to the exchange agent. The Seacoast Stock that you are to receive in connection with the merger will be mailed to you by the exchange agent promptly after the exchange agent receives your properly executed letter of transmittal and stock certificates.

Q:	Am I entitled to appraisal rights in connection with the merger?

A:	Yes. If you wish, you may exercise appraisal rights arising out of the transactions contemplated by the merger agreement and obtain a cash payment for the “fair value” of your shares as determined under the Sections 607.1301 through 607.1333 of the Florida Business Corporation Act, which we refer to in this proxy statement-prospectus as the “FBCA.” To exercise appraisal rights, you must not vote any of your shares for approval of the merger and also must deliver written notice to Big Lake before the vote on the merger agreement that you are exercising your appraisal rights and intend to demand payment if the proposed merger is completed, and you must strictly comply with all of the applicable requirements provided under the Sections 607.1301 through 607.1333 of the FBCA as described in this proxy statement-prospectus under the section entitled “Appraisal Rights.” The value of your shares may be more or less than the consideration to be paid in the merger. We have reproduced, in full, the applicable appraisal rights provisions of the FBCA as Appendix B to this proxy statement-prospectus.

Q:	When do you expect the merger to be completed?

A:	Assuming timely satisfaction of the necessary merger closing conditions, we currently expect to complete the merger in the second quarter of 2006.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this document, or if you would like to ask any questions about the merger and related matters, you should contact:

Mr. Joe G. Mullins
Big Lake Financial Corporation
1409 S. Parrott Avenue
Okeechobee, Florida 34974
(863) 467-4663

SUMMARY

We have prepared this summary to assist you in your review of this proxy statement-prospectus. It is not intended to be and is not a complete explanation of all of the matters covered in this proxy statement-prospectus. To understand the merger and the issuance of Seacoast Stock in the merger, please see the more complete and detailed information in the sections that follow this summary, as well as the related appendices, and the documents incorporated by reference into this proxy statement-prospectus. You may obtain information about Seacoast that is incorporated by reference in this document, without charge, by following the instructions in the section entitled “Where You Can Find Additional Information.” We urge you to read all of these documents in their entirety prior to voting at the special meeting of Big Lake’s shareholders.

Each item in this summary refers to the page of this proxy statement-prospectus on which that subject is discussed in more detail.

The Companies (See page 44 for Seacoast and page 46 for Big Lake)

Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
Telephone: (772) 287-4000

Seacoast is a Florida corporation and a registered bank holding company. Seacoast’s principal banking subsidiary is First National Bank & Trust Company of the Treasure Coast, a national banking association. Seacoast provides banking services through 35 offices from West Palm Beach to Melbourne on Florida’s east coast and in the Orlando market area. Seacoast’s primary service area is the “Treasure Coast,” which is comprised of Martin, St. Lucie and Indian River Counties, and includes some of the fastest growing and wealthiest communities in Florida. According to the Federal Deposit Insurance Corporation (the “FDIC”), Seacoast ranks first in number of offices and first in deposit market share among community banks and third in deposit market share among all other financial institutions doing business in the Treasure Coast.

As of September 30, 2005, Seacoast had total consolidated assets of approximately $2.1 billion, deposits of approximately $1.8 billion and shareholders’ equity of approximately $149.5 million.

Big Lake Financial Corporation
1409 S. Parrott Avenue
Okeechobee, Florida 34974
Telephone: (863) 467-4663

Big Lake is a Florida corporation and a registered bank holding company. Big Lake’s national banking subsidiary, Big Lake National Bank, is headquartered in Okeechobee, Florida. Big Lake, through Big Lake Bank, currently provides banking services through nine banking offices located in Okeechobee, Highlands, Glades, Hardee, Hendry, St. Lucie and DeSoto Counties, Florida.

As of September 30, 2005, Big Lake had total consolidated assets of approximately $306.6 million, deposits of approximately $281.4 million and shareholders’ equity of approximately $21.4 million.

The Merger (See page 18)

Under the merger agreement, Seacoast will acquire Big Lake pursuant to the merger of Big Lake with and into Seacoast. After the merger, Seacoast will be the surviving corporation and will continue its corporate existence under Florida law and Big Lake will cease to exist. A copy of the merger agreement is attached to this document as Appendix A and is incorporated by reference into this proxy statement-prospectus. We encourage you to read the entire merger agreement carefully, as it is the legal document that governs the merger.

Seacoast presently intends to merge Big Lake Bank with and into First National, but may continue to operate in the Okeechobee market under the name Big Lake National Bank or another trade name.

What You Will Receive in the Merger (See page 29)

If the merger is completed, each share of Big Lake Stock issued and outstanding that you hold immediately prior to the merger’s effective time, other than shares with respect to which appraisal rights are properly exercised, will be automatically converted, at the effective time, into the right to receive shares of Seacoast Stock at an exchange ratio of 2.95427 shares of Seacoast Stock for each share of Big Lake common stock. This exchange ratio assumes that all 3,832 outstanding Big Lake Stock options are exercised at the closing of the merger. The total number of shares of Seacoast Stock issuable in the merger to all holders of Big Lake Stock is 1,775,000 shares.

You will not receive any fractional shares of Seacoast Stock that would be issuable as a result of the merger. Instead, you will be paid cash (without interest) in an amount equal to the fraction of a share of Seacoast Stock otherwise issuable upon conversion, multiplied by the closing price of Seacoast’s common stock on The Nasdaq National Market on the last trading day preceding the effective time of the merger.

Effect of the Merger on Big Lake Series A Preferred Stock

Pursuant to its terms, each share of Big Lake Series A preferred stock will automatically convert into one share of Big Lake common stock immediately prior to the closing of the merger. Such shares, other than shares with respect to which appraisal rights are properly exercised, will be automatically converted into shares of Seacoast Stock at the effective time of the merger, as described above.

Timing and Manner of Election; Surrender and Exchange of Stock Certificates (See page 26)

Holders of Big Lake Stock should carefully review and follow the instructions set forth in the proxy card. Seacoast will cause the exchange agent to deliver a letter of transmittal to each Big Lake shareholder. You should carefully review and follow the instructions set forth in the letter of transmittal. You will be asked to complete the letter of transmittal and return it, together with your Big Lake stock certificates (or properly completed notice of guaranteed delivery, which will be included as part of the letter of transmittal you receive), to the exchange agent. The Seacoast Stock that you are to receive in connection with the merger will be mailed to you by the exchange agent promptly after the exchange agent receives your properly executed letter of transmittal and stock certificates.

Effect of the Merger on Big Lake Options

There are options outstanding to purchase 3,832 shares of Big Lake’s common stock, with a weighted average exercise price of $36.52 per share. It is anticipated that all outstanding stock options will be exercised at the closing of the merger pursuant to agreements with the holders of these options. Pursuant to the terms of the merger agreement, any option not so exercised will be cancelled and will have no further force and effect.

Your Expected Federal Income Tax Treatment as a Result of the Merger (See page 36)

The completion of the merger is conditioned on receipt of a federal tax opinion from Alston & Bird LLP, counsel to Seacoast, to the effect that the merger will be treated as a reorganization within the meaning of the Internal Revenue Code of 1986, as amended, or the “Code,” and that holders of Big Lake Stock will not recognize any gain or loss upon the receipt of solely Seacoast Stock for their Big Lake Stock, other than with respect to cash received in lieu of fractional shares of Seacoast Stock.

Tax laws are complex, and your individual circumstances may affect the tax consequences of the merger to you. We urge you to consult your own tax advisor regarding the U.S. federal income tax consequences of the merger in light of your individual circumstances, as well as the consequences of the merger to you under state, local and foreign tax laws. See “Material Federal Income Tax Consequences of the Merger” for a more detailed discussion of the tax consequences of the merger.

Your Appraisal Rights (See page 42)

If the merger is completed, those shareholders who do not vote for the approval of the merger agreement and who comply with the procedural requirements of Sections 607.1301 through 607.1333 of the FBCA will be entitled to receive payment of the “fair value” of their shares in cash in accordance with Florida law. If you assert and perfect your appraisal rights, you will not receive the merger consideration. For more information regarding the exercise of these rights, see “Appraisal Rights.”

Comparative Stock Prices

On November 22, 2005, the last trading day prior to the public announcement of the merger agreement, the last sales price of Seacoast Stock on The Nasdaq National Market was $24.25, and on February 10, 2006, the last practicable day before mailing this proxy statement-prospectus, the last sales price of Seacoast Stock was $25.38. Shares of Big Lake common stock are not listed or traded on any securities exchange or organized market. On September 19, 2005, the date of the last known sale of shares of Big Lake common stock, the last known sales price of Big Lake common stock was $50.00 per share. On December 5, 2005, the date of the last known sale of shares of Big Lake Series A preferred stock, the sales price was $60.00 per share.

Reasons for the Merger (See page 19)

Big Lake’s board of directors considered a number of factors in approving the terms of the merger, including:

•	the value of the consideration to be received by Big Lake shareholders in the merger;

•	the fact that Seacoast Stock has a liquid trading market and that Seacoast has historically paid cash dividends on its shares; whereas, Big Lake Stock is not traded on any organized market or exchange and has not paid any cash dividends over the last five years;

•	financial and other information concerning Seacoast and its market area;

•	the financial terms of recent acquisitions in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger with Seacoast; and

•	the opinion of Hovde Financial LLC (“Hovde”), Big Lake’s financial advisor, that the consideration to be received by Big Lake shareholders in the merger is fair from a financial point of view.

Opinion of Big Lake’s Financial Advisor (See page 21)

The board of directors of Big Lake considered, among other things, the opinion of its financial advisor, Hovde, in determining whether to approve the merger. Hovde is an investment banking and financial advisory firm with experience in transactions between financial institutions similar to the merger. Big Lake’s board of directors received a fairness opinion from Hovde indicating that the terms of the merger are fair, from a financial point of view, to the shareholders of Big Lake. The fairness opinion is based on and subject to the procedures, matters and limitations described in the opinion, and other matters that Hovde considered relevant. The fairness opinion is attached to this proxy statement-prospectus as Appendix C. We urge all Big Lake shareholders to read the entire fairness opinion, which describes the assumptions, procedures followed, matters considered and limitations on the review undertaken by Hovde in providing its opinion, as well as the information under “The Merger — Opinion of Hovde Financial LLC” included elsewhere in this proxy statement-prospectus.

Big Lake’s Board of Directors Recommends that Big Lake Shareholders Approve the Merger Agreement (See page 17)

Big Lake’s board of directors unanimously approved the merger agreement and believes that the merger is in the best interests of Big Lake’s shareholders. The board of directors unanimously recommends that you vote “FOR” approval of the merger agreement.

Information About the Special Meeting (See page 16)

Big Lake will hold its special meeting of shareholders to consider and vote on the merger agreement on March 16, 2006, at 4:15 P.M. Eastern Standard Time. The meeting will be held at 1409 S. Parrott Avenue, Okeechobee, Florida. At the meeting, Big Lake shareholders will vote on the merger agreement described in this proxy statement-prospectus and attached as Appendix A. If the merger agreement is approved at the meeting, and the other conditions to completing the merger are satisfied, we expect to complete the merger in the second quarter of 2006.

Quorum and Vote Required at the Meeting (See page 16)

At least a majority of the outstanding shares of Big Lake’s Stock as of the record date for the meeting must be present in person or by proxy at the meeting, and must vote in favor of approving the merger agreement in order for the merger to be approved. Shareholders who own Big Lake Stock at the close of business on January 18, 2006 will be entitled to vote at the meeting.

Share Ownership of Management (See page 49)

As of the record date for the meeting, directors and executive officers of Big Lake have or share voting or dispositive power (“beneficially own”) over approximately 247,622 shares or 41% of the issued and outstanding shares of Big Lake Stock. These individuals have agreed with Seacoast that they will vote all the shares of Big Lake Stock over which they have voting power in favor of the merger agreement.

As of the record date for the meeting, Seacoast’s directors and executive officers do not beneficially own any of the issued and outstanding Big Lake Stock.

Management and Operations After the Merger

Big Lake will cease to exist after the merger. Following the merger, Big Lake Bank will be merged with and into First National, which will be the resulting bank from the bank merger. First National will carry on the business of Big Lake Bank. First National may initially continue to use the Big Lake National Bank trade name in select markets following the completion of the bank merger. Two members of Big Lake’s board of directors will be appointed as directors of First National following the bank merger and Mr. Joe G. Mullins will be appointed as an Executive Vice President and a regional president of First National.

Regulatory Approvals (See page 27)

The merger is subject to the prior approval of the Board of Governors of the Federal Reserve System, (the “Federal Reserve”) and the subsequent bank merger is subject to the prior approval of the Office of the Comptroller of the Currency (the “OCC”). Seacoast has filed an application with the Federal Reserve to acquire Big Lake pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended, or the “BHC Act,” and First National and has filed an application with the OCC to acquire Big Lake Bank pursuant to the federal Bank Merger Act. Although we do not know of any reason why we could not obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

Several Conditions Must be Met to Complete the Merger

In addition to the required regulatory approvals, the merger will only be completed if certain conditions, including the following, are met:

•	approval of the merger agreement by Big Lake’s shareholders;

•	the merger must qualify as a tax-free reorganization under the Code;

•	the merger cannot be a taxable event for either Seacoast or Big Lake;

•	approval by Nasdaq for the listing of the shares of Seacoast Stock issuable in the merger on The Nasdaq National Market;

•	the representations and warranties of Seacoast and Big Lake in the merger agreement must be true and correct as of the effective time of the merger, except as to any inaccuracies that would not, in the aggregate, be reasonably likely to have a material adverse effect, and the other party to the merger agreement must have performed in all material respects all of its obligations under the merger agreement, subject in each case to the parties’ rights to amend or waive any such conditions to the extent permitted by law;

•	holders of no more than 5% of Big Lake shares exercise appraisal rights; and

•	the satisfaction of additional conditions customary in transactions of this type.

If the conditions to completion are satisfied or waived, Seacoast and Big Lake presently contemplate that they will complete the merger in the second quarter of 2006.

Waiver and Amendment of the Merger Agreement (See page 33)

Nearly all of the conditions to completing the merger may be waived at any time prior to the effective time of the merger by the party for whose benefit they were intended. Any condition, however, which, if waived and not satisfied, would result in the violation of any law or regulation may not be waived by either party. No waiver is effective unless it is in writing and signed by the waiving party.

In addition, the parties may amend or supplement the merger agreement at any time by written agreement signed by each party. No amendment that reduces or modifies in any material way the merger consideration to be received is permitted after the merger agreement is approved by Big Lake’s shareholders. The merger agreement may only be amended to the extent permitted by law.

Termination and Termination Fee Under the Merger Agreement (See page 34)

The merger agreement may be terminated by either Seacoast or Big Lake, either before or after shareholder approval, under certain circumstances described in detail later in this proxy statement-prospectus under “The Merger Agreement — Termination of the Merger Agreement; Termination Fee.” Big Lake must pay Seacoast a termination fee of $2.15 million if:

•	Seacoast terminates the merger agreement because Big Lake’s board of directors withdraws or changes its recommendation of the merger agreement;

•	Seacoast terminates the merger agreement because Big Lake’s board of directors recommends or approves an acquisition transaction other than the Seacoast merger or negotiates or authorizes the negotiation with a third party of an acquisition proposal other than the Seacoast merger; or

•	if Big Lake terminates the merger agreement because Big Lake’s board of directors has withdrawn or modified its recommendation of the Seacoast merger in favor of another acquisition proposal, and within 12 months of the termination of the merger agreement the other acquisition agreement is entered into or another acquisition proposal is announced, provided in either case that the acquisition transaction is subsequently consummated.

Big Lake’s Directors and Executive Officers Have Interests in the Merger that Differ from Your
Interests (See page 26)

The executive officers and directors of Big Lake have interests in the merger that are in addition to their interests as shareholders of Big Lake. The members of Big Lake’s board of directors knew about these additional interests and considered them when they adopted the merger agreement. These interests include, among others:

•	the expected continued employment of Big Lake’s officers and employees by Seacoast after the merger, including Mr. Joe G. Mullin’s employment with First National, as described in the employment agreement between Mr. Mullins and First National;

•	the provision of employee benefits to Big Lake employees; and

•	provisions in the merger agreement relating to director and officer liability insurance and the indemnification of officers and directors of Big Lake for certain liabilities.

These interests are more fully described in this proxy statement-prospectus under the heading “Interests of Certain Persons in the Merger.”

Employee Benefits of Big Lake Officers and Employees After the Merger

Seacoast has agreed to provide former Big Lake officers and employees with generally the same employee health and welfare benefits as those currently offered by Seacoast to its similarly situated officers and employees. With respect to benefit plans, Seacoast also will give Big Lake’s officers and employees full credit for their years of service with Big Lake, for both eligibility and vesting, except that prior service credit will not be considered in determining future benefits under Seacoast’s retirement plans. Seacoast also will honor certain other existing employment, severance, consulting or other compensation contracts and plans disclosed by Big Lake to Seacoast in connection with the merger agreement.

Differences in the Rights of Big Lake Shareholders After the Merger (See page 37)

Big Lake shareholders that receive Seacoast shares will become Seacoast shareholders, and their rights as shareholders after the merger will be governed by Florida law and by Seacoast’s articles of incorporation and bylaws. The rights of Seacoast shareholders are different in certain respects from the rights of Big Lake shareholders. Some of the principal differences are described later in this proxy statement-prospectus under “Certain Differences in Rights of Shareholders.”

Accounting Treatment (See page 28)

Seacoast intends to account for the merger as a purchase transaction for accounting and financial reporting purposes under accounting principles generally accepted in the United States of America, or “GAAP.”

Selected Financial Information of Seacoast

The following table sets forth selected historical consolidated financial information of Seacoast. This information is based on, and should be read in conjunction with, the consolidated financial statements and related notes of Seacoast contained in its annual report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this proxy statement-prospectus, as well as with the information included under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this report. The financial information as of and for the nine months ended September 30, 2005 and 2004 is derived from Seacoast’s unaudited consolidated financial statements contained in the quarterly report filed with the Commission on Form 10-Q and is not necessarily indicative of the results of operations, financial condition or cash flows for any other period.

Seacoast’s consolidated financial statements for the year ended December 31, 2004 were audited by KPMG LLP, an independent registered certified public accounting firm. Seacoast’s consolidated financial statements for the years ended December 31, 2003 and 2002 were audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm.

	Nine Months Ended
	September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)

PERIOD END BALANCE SHEET DATA
Total assets	$2,086,073	$1,398,056	$1,615,876	$1,353,823	$1,281,297	$1,225,964	$1,151,373
Earning assets	1,912,857	1,327,428	1,538,063	1,274,136	1,186,871	1,136,389	1,088,210
Net Loans	1,209,276	852,676	892,949	702,672	681,335	777,993	837,328
Investment securities	569,169	467,997	593,758	565,089	498,459	306,352	204,664
Deposits	1,778,574	1,180,957	1,372,466	1,129,642	1,030,540	1,015,154	957,089
Shareholders’ equity	149,526	107,467	108,212	104,084	100,747	93,519	84,263
INCOME STATEMENT DATA
Interest income	$69,808	$48,944	$67,052	$60,602	$68,995	$79,417	$78,430
Interest expense	17,660	10,297	14,278	16,437	23,035	35,402	37,635
Net interest income	52,148	38,647	52,774	44,165	45,960	44,015	40,795
Net interest income (TE)	52,235	38,749	52,907	44,320	46,161	44,235	41,073
Provision for loan losses	987	550	1,000	—	—	—	600
Noninterest income	15,428	14,445	18,506	19,725	18,793	17,501	14,438
Net securities gains (losses) in noninterest income	78	26	44	(1,172)	457	915	(12)
Noninterest expense	43,362	35,174	47,821	42,463	39,790	38,060	34,877
Net income	14,926	11,222	14,922	14,016	15,286	14,130	12,088
CERTAIN RATIOS
Return on average assets	1.06%	1.08%	1.05%	1.07%	1.26%	1.22%	1.09%
Return on average shareholders’ equity	14.94	13.87	13.75	13.73	15.75	15.62	14.09
Net interest margin (TE)	3.94	3.90	3.89	3.69	4.13	4.12	4.03
Average loans to average deposits	68.7	69.8	65.5	62.7	66.8	77.3	88.2
Allowance for loan losses to loans	0.71	0.76	0.73	0.87	0.99	0.90	0.85
Nonperforming assets to loans plus foreclosed and surplus property	0.03	0.05	0.16	0.43	0.33	0.32	0.29
Average shareholders’ equity to average assets	7.10	7.78	7.63	7.82	7.99	7.78	7.76
Shareholders’ equity to total assets	7.17	7.68	6.70	7.69	7.86	7.63	7.32
COMMON SHARE DATA
Earnings per share
Basic	$0.92	$0.73	$0.97	$0.91	$1.00	$0.91	$0.76
Diluted	0.90	0.71	0.95	0.89	0.97	0.90	0.76
Dividends
Cash dividends per share	$0.43	$0.40	$0.54	$0.46	$0.37	$0.35	$0.32
Dividend payout ratio	47.8%	56.3%	56.8%	51.7%	38.1%	38.9%	42.1%
Book value per share	$8.76	$6.96	$7.03	$6.71	$6.59	$6.09	$5.42

Tax-equivalent (TE) amounts are calculated using a marginal federal income tax rate of 35%.

The net interest margin (TE) is annualized net interest income (TE) as a percent of average earning assets.

Selected Financial Information of Big Lake

The following table sets forth selected historical consolidated financial information of Big Lake. Big Lake derived portions of its selected consolidated data as of and for the years ended December 31, 2004 and 2003 from its audited consolidated financial statements included elsewhere in this proxy statement-prospectus. Portions of the selected consolidated financial data as of and for the years ended December 31, 2002, 2001 and 2000 have been derived from Big Lake’s audited consolidated financial statements which are not included in this proxy statement-prospectus. Portions of the financial information as of and for the nine months ended September 30, 2005 and 2004 are derived from Big Lake’s unaudited consolidated financial statements which are not included in this proxy statement-prospectus. The operating data for the nine months ended September 30, 2005 are not necessarily indicative of the results that might be expected for the entire year.

Big Lake’s consolidated financial statements for the year ended December 31, 2004, 2003, 2002, 2001 and 2000 were audited by Hacker, Johnson & Smith, PA.

	Nine Months Ended
	September 30,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)

PERIOD END BALANCE SHEET DATA
Total assets	$306,561	$258,244	$295,698	$235,614	$213,441	$191,196	$183,154
Net Loans	194,305	173,470	180,466	162,726	153,968	133,140	110,261
Investment securities	74,445	47,549	75,188	32,758	27,801	30,512	56,877
Deposits	281,409	235,801	273,314	215,383	194,174	173,303	158,260
Shareholders’ equity	21,350	19,107	19,561	17,879	16,437	14,649	12,466
INCOME STATEMENT DATA
Interest income	$11,135	$8,218	$11,373	$10,786	$11,810	$13,312	$12,814
Interest expense	2,807	1,843	2,564	2,764	3,412	5,060	5,620
Net interest income	8,328	6,375	8,809	8,022	8,398	8,252	7,194
Provision for loan losses	197	190	270	60	375	440	330
Noninterest income	2,080	1,887	2,529	2,500	1,978	1,604	1,522
Noninterest expense	7,062	6,187	8,414	7,815	7,280	6,813	6,755
Net income	2,150	1,314	1,830	1,715	1,779	1,636	1,063
CERTAIN RATIOS
Return on average assets	0.96%	0.72%	0.71%	0.77%	0.86%	0.87%	0.60%
Return on average shareholders’ equity	14.12	9.94	9.80	10.01	11.43	11.39	9.30
Allowance for loan losses to loans	1.22	1.22	1.23	1.23	1.27	1.27	1.21
Average shareholders’ equity to average assets	6.78	7.23	7.22	7.73	7.50	7.66	6.50
Shareholders’ equity to total assets	6.96	7.40	6.62	7.59	7.70	7.66	6.81
COMMON SHARE DATA(1)
Earnings per share
Basic	$3.70	$2.20	$3.08	$2.95	$3.04	$2.81	$1.83
Diluted	3.70	2.20	3.08	2.95	3.04	2.81	1.81
Dividends
Cash dividends per share	$—	$—	$—	$—	$—	$—	$—
Dividend payout ratio	—	—	—	—	—	—	—
Book value per share	$36.60	$32.11	$32.73	$30.78	$28.06	$25.01	$21.54

(1) Adjusted for the stock dividends in shares of Big Lake’s common stock

RISK FACTORS

In addition to the other information included in this proxy statement-prospectus, you should carefully consider the risks described below in determining whether to adopt and approve the merger agreement.

Risks Related to the Merger

Because the market price of Seacoast Stock may fluctuate, you cannot be sure of the market value of the Seacoast Stock that you will receive as stock consideration in the merger.

Upon completion of the merger, the issued and outstanding shares of Big Lake common stock (including the Big Lake Series A preferred stock which automatically converts according to its terms on a one-for-one basis into Big Lake common stock upon a change in control) will be converted into the right to receive shares of Seacoast Stock pursuant to the terms of the merger agreement. The value of Seacoast Stock that will be paid to Big Lake shareholders upon completion of the merger may differ from the price of Seacoast Stock on the date that this document is mailed to Big Lake shareholders and on the date of the meeting of Big Lake shareholders. Any change in the price of Seacoast Stock prior to completion of the merger may affect the value of the total consideration that a Big Lake shareholder will receive upon completion of the merger.

Stock price changes may result from a variety of factors, including, without limitation, general market and economic conditions, changes in the values and perceptions of financial services stocks generally, changes in Seacoast’s business, operations and prospects, and regulatory considerations. The value of the shares of Seacoast Stock received by a Big Lake shareholder may decline immediately after, including as a result of, the completion of the merger.

We may not realize the anticipated benefits of the merger.

Combining our two companies may be more difficult, costly or time-consuming than we presently expect. Seacoast and Big Lake have operated, and, until completion of the merger, will continue to operate, independently.

It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business and inconsistencies in standards, controls, procedures and policies may adversely affect our ability to maintain relationships with our clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there may be business disruptions that cause us to lose customers or employees. There can be no assurance that we will realize the anticipated benefits of the merger, or that our future combined operations will not be harmed as the result of the merger.

The loss of key personnel may adversely affect Seacoast.

After the closing of the merger, Seacoast expects to integrate Big Lake’s business into its own. The integration process and Seacoast’s ability to successfully conduct Big Lake’s business after the merger will require the experience and expertise of key employees of Big Lake. Therefore the success of Big Lake’s operations as well as the future success of the combined company’s operations, will depend, in part, on Seacoast’s ability to retain key employees of Big Lake following the merger. Although Seacoast has entered into an employment agreement with Mr. Joe G. Mullins, President of Big Lake Bank, containing certain restrictive covenants, Seacoast may not be able to retain Mr. Mullins or other key employees for the time period necessary to complete the integration process or beyond. If any of these employees were to cease to be employed by Seacoast, Seacoast’s ability to successfully conduct its business in the markets in which Big Lake now operates could be adversely affected, which could have an adverse effect on Seacoast’s financial results.

Your tax consequences of the merger will be dependent on the type of merger consideration received.

Your tax consequences of the merger will be dependent on the type of merger consideration that you receive. You generally will not recognize any gain or loss on the exchange of shares of Big Lake Stock solely for shares of Seacoast Stock. However, you generally will be taxed to the extent you receive cash in exchange for any fractional share of Seacoast Stock that you would otherwise be entitled to receive or as a result of exercising appraisal rights in the merger. See “Material Federal Income Tax Consequences of the Merger.”

The market price of Seacoast Stock after the merger may be affected by factors different from those currently affecting Big Lake Stock or Seacoast Stock.

The businesses and market areas of Seacoast and Big Lake differ in various respects and, accordingly, the results of operations of the combined company following the merger, as well as the market price of the combined company’s shares of common stock, may be affected by factors different from those currently affecting the independent results of operations of each of Seacoast and Big Lake. For a discussion of the business of Seacoast, and of certain factors to consider in connection with Seacoast’s business, see “Information About Seacoast” and the documents that Seacoast has filed with the SEC that are incorporated by reference in this proxy statement-prospectus and referred to under “Where You Can Find More Information.” For a discussion of the business of Big Lake, and of certain factors to consider in connection with Big Lake’s business, see “Information About Big Lake.”

The merger agreement limits Big Lake’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Big Lake from discussing competing third-party proposals to acquire all or a significant part of Big Lake and subject to their fiduciary duties, each Big Lake director and executive officer has agreed to vote his or her shares of Big Lake Stock in favor of the merger. In addition, Big Lake has agreed to pay Seacoast a termination fee of $2.15 million if the transaction is terminated because Big Lake decides to pursue another acquisition transaction, or as the result of certain other factors. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Big Lake from considering or proposing that acquisition to Big Lake, even if it were prepared to pay consideration with a higher per share market price than that proposed in this merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Big Lake than it might otherwise have proposed to pay. See “The Merger Agreement — General” and “The Merger Agreement — Termination of the Merger; Termination Fee.”

Certain Big Lake directors and executive officers have interests in the merger other than their interests as shareholders.

Certain Big Lake directors and executive officers have interests in the merger other than their interests as shareholders. The board of directors of Big Lake was aware of these interests at the time it approved the merger. These interests may cause Big Lake’s directors and executive officers to view the merger proposal differently than you may view it. You should consider these interests among the other information in this proxy statement-prospectus that you consider. See “The Merger — Interests of Certain Persons in the Merger.”

Risks Related to Owning Seacoast Stock

Future acquisitions and expansion activities by Seacoast may disrupt Seacoast’s business, dilute shareholder value and adversely affect its results of operations.

Seacoast regularly evaluates possible mergers, acquisitions and other expansion opportunities. To the extent that Seacoast grows through acquisitions, Seacoast cannot assure you that it will be able to adequately or profitably manage this growth. Acquiring other banks, branches or businesses, as well as other geographic and product expansion activities, involves various risks, including:

•	risks of unknown or contingent liabilities;

•	unanticipated costs and delays of integrating businesses;

•	risks that acquired new businesses do not perform consistent with Seacoast’s growth and profitability expectations, including the risks of failure to achieve expected returns, loans and deposit growth, revenue growth and/or expense savings from such transactions;

•	risks of entering new markets or product areas where Seacoast has limited experience;

•	risks that growth will strain Seacoast’s infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures;

•	exposure to potential asset quality issues with acquired institutions;

•	difficulties, expenses and delays of integrating the operations and personnel of acquired institutions, and start-up delays and costs of other expansion activities;

•	potential disruptions to Seacoast’s business;

•	possible loss of key employees and customers of acquired institutions;

•	potential short-term decreases in profitability; and

•	diversion of Seacoast’s management’s time and attention from its existing operations and business.

Seacoast is required to maintain capital to meet regulatory requirements, and if it fails to maintain sufficient capital, its financial condition, liquidity and results of operations would be adversely affected.

Seacoast and its subsidiaries must meet regulatory capital requirements. If Seacoast fails to meet these capital and other regulatory requirements, Seacoast’s financial condition, liquidity and results of operations would be materially and adversely affected. The failure of Seacoast to remain “well capitalized” for regulatory purposes and maintain its capital requirements could affect customer confidence, its growth, its costs of funds and FDIC insurance, and its ability to raise brokered deposits, to pay dividends on common stock and to make further acquisitions.

Attractive acquisition opportunities may not be available to Seacoast in the future.

Seacoast may continue to consider the acquisition of other businesses. However, it may not have the opportunity to make suitable acquisitions on favorable terms in the future, which could adversely affect Seacoast’s growth. Seacoast expects that other banking and financial companies, some of which have significantly greater resources, will compete with Seacoast to acquire financial services businesses, increasing prices for potential acquisitions that Seacoast believes are attractive. Also, acquisitions are subject to various regulatory approvals. If Seacoast fails to receive the appropriate regulatory approvals, it will not be able to consummate an acquisition that it believes is in its best interests. Among other things, Seacoast’s regulators consider its capital, liquidity, profitability, asset quality, management, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals.

Seacoast’s profitability and liquidity may be affected by changes in interest rates and economic conditions.

Seacoast’s profitability depends upon net interest income, which is the difference between interest earned on assets, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Net interest income will be adversely affected if market interest rates change such that the interest Seacoast pays on deposits and borrowings increases faster than the interest earned on loans and investments. Interest rates, and consequently Seacoast’s results of operations, are affected by general economic conditions (domestic and foreign) and fiscal and monetary policies. Monetary and fiscal policies may materially affect the level and direction of interest rates. Beginning in June 2004, the Federal Reserve has raised the federal funds rate 14 times from 1.0% to 4.50%. Increases in interest rates generally decrease the market values of fixed-rate, interest-bearing investments and loans held and the production of mortgage and other loans, and therefore may adversely affect Seacoast’s liquidity and earnings.

Seacoast’s future success is dependent on its ability to compete effectively in highly competitive markets.

Seacoast and its subsidiaries operate in the highly competitive markets of Martin, St. Lucie, Brevard, Indian River, and Palm Beach Counties, located in southeastern Florida. A bank subsidiary also operates three offices in Orange and Seminole Counties, in the Orlando, Florida metropolitan statistical area. Seacoast’s future growth and success will depend on its ability to compete effectively in these markets, as well as the markets served by Big Lake. Seacoast competes for loans, deposits and other financial services in its geographic markets with other local, regional and national commercial banks, thrifts, credit unions, mortgage lenders, and securities and insurance brokerage firms. Many of Seacoast’s competitors offer products and services different from Seacoast, and have substantially greater resources, name recognition and market presence than Seacoast does, which benefits them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than Seacoast and have broader customer and geographic bases to draw upon.

Seacoast operates in a heavily regulated environment.

Seacoast and its subsidiaries are regulated by several regulators, including the Federal Reserve, the OCC, the SEC and the FDIC. The success of Seacoast is affected by state and federal regulations affecting banks, bank holding companies and the securities markets. Banking regulations are primarily intended to protect depositors, not shareholders.

The financial services industry also is subject to frequent legislative and regulatory changes and proposed changes, the effects of which cannot be predicted.

Seacoast is subject to internal control reporting requirements that increase its compliance costs and failure to comply timely could adversely affect Seacoast’s reputation and the value of its securities.

Seacoast is required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board and Nasdaq. In particular, Seacoast is required to include management and independent auditor reports on internal controls as part of its annual report on Form 10-K pursuant to Section 404 of the Sarbanes-Oxley Act. Seacoast has evaluated its controls, including compliance with the SEC rules on internal controls, and has and expects to continue to spend significant amounts of time and money on compliance with these rules. Seacoast’s failure to comply with these internal control rules may materially adversely affect its reputation, ability to obtain the necessary certifications to financial statements, and the value of its securities. At December 31, 2004, Seacoast had identified one material weakness in its financial reporting controls related to the documentation of an interest rate swap as a hedge. Specifically, the deficiency resulted from the absence of controls designed to ensure that the documentation required by generally accepted accounting principles at the inception of a derivative transaction is properly maintained for the term of the respective derivative financial instrument. As a result of this deficiency and the resulting errors in accounting for derivative financial instruments, previously reported 2004 interim financial information was restated. These restatements were required to properly reflect changes in the estimated fair value of certain derivative financial instruments as a component of earnings in the period of change in estimated fair value.

Technological changes affect Seacoast’s business, and Seacoast may have fewer resources than many competitors to invest in technological improvements.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to serving clients better, the effective use of technology may increase efficiency and may enable financial institutions to reduce costs. Seacoast’s future success will depend, in part, upon its ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in operations. Seacoast may need to make significant additional capital investments in technology in the future, and it may not be able to effectively implement new technology-driven products and services. Many competitors have substantially greater resources to invest in technological improvements.

Seacoast’s ability to continue to pay dividends to shareholders in the future is subject to profitability, capital, liquidity and regulatory requirements.

Cash available to pay dividends to Seacoast’s shareholders is derived primarily from dividends paid to Seacoast by its subsidiaries. The ability of Seacoast’s subsidiaries to pay dividends, as well as Seacoast’s ability to pay dividends to its shareholders, will continue to be subject to and limited by the results of operations of Seacoast’s subsidiaries and its need to maintain appropriate liquidity and capital consistent with regulatory requirements and the needs of its businesses.

Seacoast may issue additional securities, which could affect the market price of its common stock and dilute your ownership.

Seacoast may issue additional securities to raise capital to support growth or make acquisitions. Seacoast has made and expects to continue to make grants of stock options and restricted stock to retain and motivate employees. As a result of securities sales and the exercise or conversion of outstanding options and the vesting of restricted stock, the ownership interests of existing Seacoast shareholders could be diluted. Sales of a substantial number of shares of Seacoast Stock after the merger, or the perception by the market that those sales could occur, could cause the market price of Seacoast Stock to decline or could make it more difficult for Seacoast to raise capital through the sale of common stock or to the use of common stock as currency in future acquisitions.

Future potential debt incurred by Seacoast or future debt or preferred stock issues by Seacoast may negatively affect holders of common stock.

Any existing or future debt or preferred securities of Seacoast will require payment of interest or dividends prior to the payment of dividends on Seacoast Stock. Debt and preferred securities also will have a senior claim on Seacoast’s assets relative to its common shareholders. Therefore, in the event of Seacoast’s bankruptcy, liquidation or dissolution, its assets must be used to pay off its debt and preferred obligations in full before making any distributions to its common shareholders.

The anti-takeover provisions in Seacoast’s articles of incorporation and under Florida law may make it more difficult for takeover attempts that have not been approved by Seacoast’s board of directors

Florida law and Seacoast’s articles of incorporation include anti-takeover provisions, such as provisions that encourage persons seeking to acquire control of Seacoast to consult with its board, and which enable the board to negotiate and give consideration on behalf of Seacoast and its shareholders and other constituencies to the merits of any offer made. Such provisions, as well as supermajority voting and quorum requirements, may make any takeover attempts and other acquisitions of interests in Seacoast that have not been approved by Seacoast’s board of directors more difficult and more expensive. These provisions may discourage possible business combinations that a majority of Seacoast’s shareholders may believe to be desirable and beneficial. See “Certain Differences in Rights of Shareholders.”

Hurricanes or other adverse weather events would negatively affect Seacoast’s local economies or disrupt Seacoast’s operations, which would have an adverse effect on Seacoast’s business or results of operations.

Seacoast’s and Big Lake’s market areas in Florida are susceptible to hurricanes and tropical storms. Such weather events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where they operate. Seacoast cannot predict whether or to what extent damage that may be caused by future hurricanes will affect its operations or the economies in Seacoast’s current or future market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing its loans and an increase in the delinquencies, foreclosures or loan losses. Seacoast’s business or result of operations may be adversely affected by these and other negative effects of future hurricanes or tropical storms.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement-prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Exchange Act, including, without limitation, statements about the benefits of the merger between Seacoast and Big Lake, future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger, as well as statements with respect to Seacoast’s and Big Lake’s plans, objectives, expectations and intentions and other statements that are not historical facts. Actual results may differ from those set forth in the forward-looking statements.

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of Seacoast or Big Lake to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. You should not expect us to update any forward-looking statements.

You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “point to,” “project,” “predict,” “seek,” “should,” “could,” “intend” or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those described under “Risk Factors” in this proxy statement-prospectus and the following:

•	the effects of future economic or business conditions;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes, especially as they relate to financial institutions and public companies;

•	the risks of changes in interest rates on the level and composition of deposits and loans, and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	credit risks of borrowers;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, money managers, insurance companies, money market and other mutual funds and other financial institutions, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses;

•	the risks of mergers and acquisitions, including, without limitation, transaction costs, the risks that the acquired businesses (including the acquisition of Big Lake) will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, the risk that expected revenue or cost synergies may or may not be timely or fully realized, and the risk that revenues following the merger may be lower than expected, and that past acquisition costs are higher than expected;

•	Seacoast may experience deposit attrition in Big Lake’s market following the merger, and changes in the deposit mix and costs and other operating costs with respect to Big Lake’s market operations may differ or change from expectations;

•	increased competitive pressures including solicitations of Big Lake’s customers by its competitors, as well as the difficulties and risks inherent in increasing the volume of loans in the Okeechobee market;

•	the possible risks of customer and employee loss and business disruption resulting from the merger, including, without limitation, difficulties in maintaining relationships with employees, and these risks being greater than presently expected;

•	the risk of obtaining necessary regulatory approvals of the merger on the proposed terms and schedule; and

•	the failure of Big Lake’s shareholders to approve the merger.

All written or oral forward-looking statements attributable to Seacoast or Big Lake are expressly qualified in their entirety by this Warning, including, without limitation, those risks and uncertainties described in Seacoast’s annual report on Form 10-K for the year ended December 31, 2004 under “Special Cautionary Notice Regarding Forward Looking Statements,” and otherwise in Seacoast’s reports and filings with the Securities and Exchange Commission.

THE BIG LAKE FINANCIAL CORPORATION SPECIAL MEETING

Purpose of the Special Meeting

You have received this proxy statement-prospectus because the board of directors of Big Lake is soliciting your proxy for the special meeting of Big Lake shareholders to be held on March 16, 2006 at 1409 S. Parrott Avenue, Okeechobee, Florida at 4:15 P.M. Eastern Standard Time and at any adjournments or postponements thereof (the “meeting”). Each copy of this proxy statement-prospectus mailed to holders of Big Lake Stock is accompanied by a proxy card for use at the meeting.

The purpose of the meeting is to consider and vote upon:

•	the merger agreement; and

•	any other matters that are properly brought before the meeting, or any adjournments or postponements of the meeting.

If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope. If you do not vote, by either signing and returning your proxy card or attending and voting at the meeting, your shares will not be voted at the meeting. This will have the same effect as voting your shares against the merger, although this will not perfect your appraisal rights.

Record Date; Quorum and Vote Required

The record date for the meeting is January 18, 2006. Big Lake shareholders of record as of the close of business on that day will receive notice of, and are entitled to vote at, the meeting. As of January 18, 2006, there were 576,709 shares of Big Lake common stock and 20,283 shares of Big Lake Series A preferred stock issued and outstanding and entitled to vote at the meeting. Big Lake common stock was held on that date by 263 shareholders of record and Big Lake Series A preferred stock was held on that date by 234 shareholders of record.

The presence, in person or by proxy, of a majority (298,497 shares) of the aggregate number of outstanding shares of Big Lake Stock is necessary to constitute a quorum at the meeting. For determining whether a quorum exists at the meeting, Big Lake will count as present at the meeting the shares of Big Lake Stock present in person but not voting, and the shares of Big Lake Stock for which Big Lake has received proxies, but with respect to which the holders of such shares have abstained from voting.

The merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Big Lake common stock and Big Lake Series A preferred stock, voting together as a single class. Therefore, the favorable vote of at least 298,497 shares of Big Lake Stock is necessary to approve the merger agreement. Each individual share of Big Lake Stock outstanding on January 18, 2006 entitles its holder to one vote on the merger agreement and any other proposal that may properly come before the meeting.

As January 18, 2006, there were 247,622 shares of Big Lake Stock, or approximately 41% of the total shares of Big Lake Stock outstanding, beneficially owned by Big Lake’s directors and executive officers. Big Lake’s directors and executive officers have entered into shareholder agreements with Seacoast whereby they have agreed to vote in favor of the merger agreement, subject to the directors exercising their fiduciary duties.

Solicitation and Revocation of Proxies

If you have delivered a proxy for the meeting, you may revoke it any time before it is voted by:

•	providing Big Lake’s secretary written notice revoking your proxy prior to the date of the meeting;

•	providing Big Lake’s secretary, a signed proxy card dated later than your initial proxy; prior to the date of the meeting; or

•	attending the meeting and voting in person.

Attendance at the meeting will not, by itself, revoke a proxy.

The proxy holders will vote as directed all proxy cards that are received at or prior to the meeting and that have not been effectively revoked. If you complete, date and sign your proxy card but do not provide instructions as to your vote, then the proxy holders will vote your shares “FOR” approval of the merger agreement. If any other matters are properly presented at the meeting for consideration, the persons named in the proxy card will have discretionary authority to vote on those matters. Big Lake’s board of directors is not aware of any matter to be presented at the meeting other than the proposal to approve the merger agreement.

If a shareholder holds shares of Big Lake Stock in a broker’s name (sometimes referred to as ownership in “street name” or “nominee name”), then the shareholder must provide voting instructions to the broker. If the shareholder does not provide instructions to his or her broker, then the shares will not be voted on any matter on which the broker does not have discretionary authority to vote, which includes the vote on the merger agreement. A vote that is not cast for this reason is called a “broker non-vote.” For purposes of the vote on the merger agreement, a broker non-vote is the same as a vote against the merger agreement, although this will not permit you to seek appraisal rights. For purposes of the vote on other matters properly brought at the meeting, broker non-votes will not be counted as votes for or against such matter, or as abstentions on such matters.

Big Lake will bear the cost of soliciting proxies from its shareholders, except that Big Lake and Seacoast will each bear and pay one-half of the filing fees and printing costs payable in connection with this proxy statement-prospectus. Big Lake will solicit shareholder votes by mail, and possibly by telephone or other means of telecommunication. Directors, officers and employees of Big Lake may also solicit shareholder votes in person. If these individuals solicit your vote in person, they will receive no additional compensation for doing so, but their reasonable expenses of solicitation may be reimbursed. Big Lake will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation materials to those beneficial owners.

Big Lake shareholders should not send any stock certificates with their proxy cards. If the merger agreement is approved, Big Lake shareholders will receive instructions for exchanging their stock certificates after the merger has been completed.

Appraisal Rights

Holders of shares of Big Lake Stock who properly elect to exercise the appraisal rights provided for in Sections 607.1301 through 607.1333 of the FBCA will not have their shares converted into the right to receive merger consideration. If a holder’s appraisal rights are lost or withdrawn, such holder will receive the same consideration as all other holders of Big Lake Stock. For more information, see “Appraisal Rights.”

Recommendations of the Board of Directors of Big Lake

The Big Lake board of directors unanimously recommends that its shareholders vote “FOR” approval of the merger agreement.

The Big Lake board of directors has unanimously adopted the merger agreement and believes that the merger is fair to, and in the best interests of, Big Lake and its shareholders. In making their recommendation to shareholders, Big Lake’s board of directors considered, among other things, (i) the value of the consideration to be received by Big Lake shareholders in the merger, (ii) that Seacoast Stock has a liquid trading market and that Seacoast historically has paid cash dividends on its shares, (iii) certain financial and other information concerning Seacoast and its market area, (iv) the financial terms of recent acquisitions in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger with Seacoast, and (v) Hovde’s fairness opinion, which concludes that the consideration to be received by Big Lake shareholders in the merger is fair to Big Lake’s shareholders from a financial point of view. See “The Merger — Background of the Merger” and “The Merger — Opinion of Hovde Financial LLC.”

THE MERGER

This section of the proxy statement-prospectus summarizes certain aspects of the merger. The following description is not intended to include every aspect of the merger, but rather contains only what we presently believe to be the most significant terms of the merger. This discussion is qualified in its entirety by reference to the merger agreement and the opinion of Hovde, Big Lake’s financial advisor, which are attached as Appendices A and C to this proxy statement-prospectus, respectively, and are incorporated herein by reference. We urge you to read these documents as well as the related discussions in this proxy statement-prospectus carefully.

General

If the shareholders of Big Lake approve the merger agreement and the other conditions to the consummation of the merger are satisfied, Seacoast will acquire Big Lake pursuant to the merger of Big Lake with and into Seacoast. Seacoast will exchange shares of Seacoast Stock, plus cash instead of any fractional Seacoast share issuable in the merger, for the outstanding shares of Big Lake Stock as to which appraisal rights have not been exercised and perfected (other than treasury shares and shares held by Seacoast and its subsidiaries or Big Lake, all of which shares will be cancelled in the merger). Each share of Seacoast Stock issued and outstanding immediately prior to the effective date of the merger will remain issued and outstanding and unchanged as a result of the merger.

Background of the Merger

From time to time over the past several years, the directors of Big Lake discussed the business and prospects of Big Lake, conditions in the business and community banking market in Florida, and the merger activity among financial institutions in the state. In addition, during this time, Big Lake was approached on an unsolicited basis by several parties who expressed moderate to serious interest in acquiring Big Lake. Big Lake did not enter into any agreements with the parties as it did not believe that the transactions would afford Big Lake shareholders the opportunity to receive publicly traded securities or receive any meaningful return on their investment.

In November 2004, representatives of the Big Lake board met with representatives of two investment banking firms. The meetings included a presentation and discussion of Big Lake’s strategic options. In December 2004, the Big Lake board met for a general discussion of Big Lake’s strategic alternatives, including whether to expand its operations or to explore a business combination transaction. A decision was made by the Big Lake board to authorize the executive committee to continue to interview two investment banking firms to assist the board in its decision-making process.

On January 14, 2005 the Big Lake board decided to retain Hovde to assist it in its process and on January 26, 2005, Hovde and Big Lake signed an engagement letter. As a part of its engagement, Hovde met with Big Lake’s executive committee and discussed with it a process for the marketing of Big Lake and additional information regarding the banking industry and market conditions in general. Hovde also discussed bank holding companies that, in its opinion, could have an interest in acquiring Big Lake and had the necessary financial resources to carry out the transaction and to obtain regulatory approvals. While not making a final decision whether to pursue any business combination transaction, Big Lake did authorize Hovde to solicit indications of interest that might warrant serious consideration and potentially result in an agreement to merge or Big Lake otherwise being acquired. In the latter part of February and in March 2005, Hovde, with the assistance of Big Lake’s management, completed its due diligence review of Big Lake. Based on Big Lake’s increasing earnings run rate and certain discussions Hovde had with several parties that had approached Big Lake in the past, it was decided that any further discussions with interested parties be based on Big Lake’s June 30, 2005 financials.

After a close review of potential buyers, Hovde and Big Lake decided to approach Seacoast in early August 2005. Due to Seacoast’s excellent reputation and the strong relationship between principals of the two companies, Big Lake felt Seacoast would be the best fit for its shareholders, customers and employees. On August 12, 2005, Mr. Edwin E. Walpole, III, Big Lake’s Chairman, contacted Mr. Doug Gilbert, Seacoast’s

Vice Chairman, to discuss a potential merger. Seacoast subsequently entered into a confidentiality agreement with Big Lake on August 23, 2005. On August 26, 2005, Seacoast had certain members of Big Lake’s board of directors and a Hovde representative to its headquarters for an introductory meeting regarding a potential merger. It was decided after this meeting that further information would be exchanged.

From September 2005 through October 2005, Big Lake representatives and Seacoast representatives had several meetings and telephone conversations to discuss the background, philosophies and corporate culture of the two companies, their strategic directions, their possible interest in pursuing a strategic combination of Seacoast and Big Lake, and other issues. The parties also discussed the parameters relating to a possible transaction between the two parties, including the form of consideration, the range of value, and the desire for a tax free transaction to the extent the merger consideration would consist of Seacoast stock.

On October 21, 2005, the Big Lake board received a non-binding letter of intent from Seacoast to acquire all of the outstanding shares of Big Lake Stock for $44 million, subject to completion of a due diligence review by Seacoast. The Big Lake board subsequently approved the letter of intent and authorized Seacoast to conduct a due diligence review of Big Lake. Seacoast conducted its due diligence review from November 11, 2005 to November 13, 2005 and, based on its assessments of risk at Big Lake, reduced the value of the offer by approximately 5% to $42 million. During the week of November 14, 2005 representatives of Big Lake and Seacoast negotiated the terms of a merger agreement.

On November 22, 2005, the Big Lake board met to consider the terms of the proposed transaction with Seacoast and the form of merger agreement. In addition, the board of directors of Big Lake heard a financial presentation from a representative of Hovde. Hovde advised the board that it was of the opinion, which opinion was subsequently confirmed in writing, that as of that date and based on and subject to the procedures followed, assumptions made, matters considered and limitations on review described in its opinion, that the consideration to be received by Big Lake’s shareholders under the merger agreement is fair from a financial point of view. During this meeting, Big Lake’s legal counsel, Smith Mackinnon, PA, reviewed generally for the Big Lake board of directors the fiduciary obligations of directors in sales of financial institutions and commented on the form of the merger agreement, the agreements to be entered into between the Big Lake directors and Seacoast, the employment agreement to be entered into between Mr. Joe Mullins and First National, and related issues. Following a thorough discussion and review by Big Lake’s board of directors of the terms and conditions of the merger agreement, and related information and issues, the Big Lake board of directors unanimously determined that the proposed transaction was fair and in the best interest of Big Lake’s shareholders, approved the merger agreement and the transactions contemplated by the merger agreement, and resolved to recommend that the Big Lake shareholders vote for the approval of the merger agreement. The merger agreement was signed by Big Lake and Seacoast on November 22, 2005.

Reasons for the Merger

General

The financial and other terms of the merger agreement resulted from arm’s-length negotiations between Seacoast and Big Lake representatives. The Seacoast and Big Lake boards of directors considered many factors in determining the amount and form of consideration Big Lake shareholders would receive in the merger, as discussed below.

Seacoast’s Reasons for the Merger

Seacoast’s business strategy has focused for many years on building market share in the Treasure Coast region of Florida. The Treasure Coast includes Martin, St. Lucie and Indian River Counties, Florida and has a population of approximately 500,000 people, according to the U.S. Census Bureau. The region’s population is growing at a rate faster than the population of Florida as a whole and includes some of Florida’s wealthiest communities. Seacoast offers a full range of banking products, including brokerage and trust services to individuals and businesses in its markets and today has more offices than any other financial institution in the Treasure Coast and a deposit market share that ranks first among community banks and third among all other financial institutions doing business in the Treasure Coast according to the FDIC.

In recent years, Seacoast has expanded into larger markets outside of the Treasure Coast in order to continue to produce superior growth and in particular, to diversify and improve its growth rates for commercial, professional and small business deposits and loans. Seacoast now operates offices in Palm Beach County, Florida, south of the Treasure Coast, Brevard, Orange and Seminole Counties, Florida, north of the Treasure Coast. Each of these market areas has a larger population than the Treasure Coast and is home to significant numbers of small- and medium-sized businesses. Seacoast has found that its relationship approach to building its commercial business and its lending capacity, which is greater than that found in most community banks, have been competitive advantages in these larger markets.

In deciding to pursue an acquisition of Big Lake, Seacoast’s management and board of directors considered, among other things, the following:

•	Big Lake’s deposit base and branch network;

•	Big Lake’s asset quality and strong core deposit base;

•	the desirability of the merger over expansion through de novo branching;

•	Big Lake’s success in building its business banking customer base in the Okeechobee market and its compatible relationship banking philosophy;

•	the potential for strategic synergies and additional growth given, among other things, the larger lending capacity when combined with Seacoast;

•	expanding into Big Lake’s market further increases Seacoast’s opportunity to capture business in the Central Florida market area where population growth is beginning to accelerate;

•	the acquisition will allow Seacoast to further its own lending capacity and continue to enlarge its relationships, as the acquisition of Big Lake will add approximately $200 million in loans, as well as nine offices in six Central Florida counties where it is the region’s largest community bank; and

•	Florida’s coastal communities are rapidly growing, prompting business and industry to look inland for nearby manufacturing and distribution locations, as well as more affordable housing for their employees. The resulting increase in growth in population and business activity, as well as the proximity of Big Lake’s markets to Seacoast’s existing markets, make the merger a natural extension of Seacoast’s existing operations in the Palm Beach, Treasure Coast and Orlando market areas.

Big Lake’s Reasons for the Merger

On November 22, 2005, Big Lake’s board of directors voted unanimously to approve and adopt the merger agreement. The Big Lake board believes that the merger and the terms of the merger agreement are fair and in the best interests of Big Lake and its shareholders and unanimously recommends that each shareholder vote to approve the merger agreement.

In reaching its decision to adopt and recommend the approval of the merger agreement, Big Lake’s board of directors considered a number of factors, including, but not limited to, the following:

•	the value of the consideration to be received by Big Lake shareholders relative to the book value and earnings per share of Big Lake common stock;

•	information concerning Seacoast’s financial condition, results of operations and business prospects;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger with Seacoast;

•	the opinion of Hovde that the consideration to be received by Big Lake shareholders in the merger is fair from a financial point of view;

•	the likelihood that the merger could be consummated, including the timing of and conditions to the merger;

•	the fact that the merger will enable Big Lake shareholders to exchange their relatively illiquid shares of Big Lake Stock for the publicly traded stock of Seacoast, and the fact that the acquisition of Seacoast Stock will be tax-free to shareholders;

•	that Seacoast historically has paid cash dividends on its common stock;

•	the alternatives to the merger, including remaining an independent institution;

•	the strategic synergies of the merger, including expanded range of banking services that the merger will allow Big Lake to provide its customers; and

•	the competitive and regulatory environment for financial institutions, generally.

The foregoing discussion of the information and factors considered is not intended to be exhaustive, but includes some of the most material factors considered. In view of the variety of factors considered in connection with its evaluation of the transaction, the board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Individual directors may have given different weights to the specific factors considered in reaching the foregoing determinations and recommendations, and individual directors may have given different weights to different factors.

Each member of Big Lake’s board of directors has agreed that he or she will vote his or her shares of Big Lake Stock in favor of the merger agreement.

Big Lake’s board of directors unanimously recommends that Big Lake shareholders vote “FOR” the proposal to approve the merger agreement.

Opinion of Hovde Financial LLC

Hovde has delivered to the board of directors of Big Lake its opinion that, based upon and subject to the various considerations set forth in its written opinion dated November 22, 2005, the total transaction consideration to be paid to the shareholders of Big Lake is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by Big Lake upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated November 22, 2005, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C. The shareholders of Big Lake should read this opinion in its entirety.

Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The board of directors of Big Lake selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Hovde is entitled to receive a fee from Big Lake for performing a financial analysis of the merger and rendering a written opinion to the board of directors of Big Lake as to the fairness, from a financial point of view, of the merger to the shareholders of Big Lake. Big Lake has also agreed to indemnify Hovde against any claims, losses and expenses arising out of the merger or Hovde’s engagement that did not arise from Hovde’s gross negligence or willful misconduct.

Hovde’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any shareholder of Big Lake as to how the shareholder should vote at the Big Lake shareholder meeting. The summary of the opinion of Hovde set forth in this joint statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the board of directors of Big Lake by Hovde.

The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the board of directors of Big Lake, but it does summarize all of the material analyses performed and presented by Hovde.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the board of directors of Big Lake and its fairness opinion.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Big Lake and Seacoast. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the transaction consideration, from a financial point of view, to the shareholders of Big Lake. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which Big Lake might engage. In addition, as described above, Hovde’s opinion to the board of directors of Big Lake was one of many factors taken into consideration by the board of directors of Big Lake in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed materials bearing upon the financial and operating condition of Big Lake and Seacoast and materials prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning Big Lake and Seacoast;

•	certain internal financial statements and other financial and operating data concerning Big Lake and Seacoast;

•	certain financial projections prepared by the managements of Big Lake and Seacoast;

•	certain other information provided to Hovde by members of the senior management of Big Lake and Seacoast for the purpose of reviewing the future prospects of Big Lake and Seacoast, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings expected to be achieved as a result of the merger;

•	historical market prices and trading volumes for Seacoast Stock;

•	the nature and terms of recent merger and acquisition transactions to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that Hovde considered relevant;

•	the pro forma percentage ownership of Seacoast’s common stock by the shareholders of Big Lake relative to the pro forma contribution of Big Lake’s total assets, total net loans, total deposits, total equity and earnings to the combined company;

•	the pro forma impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	such other information and factors as Hovde deemed appropriate.

Hovde also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations, including Florida-based financial institutions.

In rendering its opinion, Hovde assumed and relied upon the accuracy and completeness of the publicly available and other non-public financial information provided to it by Big Lake and Seacoast, relied upon the representations and warranties of Big Lake and Seacoast made pursuant to the merger agreement, and did not independently attempt to verify any such information. Hovde also assumed that the financial forecasts furnished to or discussed with Hovde by Big Lake and Seacoast were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Big Lake and Seacoast as to the future financial performance of Big Lake, Seacoast, or the combined company, as the case may be. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of Big Lake or Seacoast.

Analysis of Selected Mergers.  As part of its analysis, Hovde reviewed a group of comparable merger transactions. The peer group included transactions, which have occurred since January 1, 2000, that involved target banks and thrifts in non-major MSAs within the state of Florida (the “Merger Group”). This Merger Group consisted of the following 19 transactions:

Buyer	Seller

Capital City Bank Group Inc. (FL)	First Alachua Banking Corp. (FL)
Home Bancshares, Inc. (AR)	Marine Bancorp, Inc. (FL)
Colonial BancGroup, Inc. (AL)	FFLC Bancorp, Inc. (FL)
Fidelity Bankshares, Inc. (FL)	First Community Bancorp, Inc. (FL)
ABC Bancorp (GA)	Citizens Bancshares, Inc. (FL)
Alabama National BanCorp. (AL)	Coquina Bank (FL)
Vision Bancshares Inc. (AL)	Banktrust of Florida (FL)
SouthTrust Corporation (AL)	FloridaFirst Bancorp Inc. (FL)
Citizens Bank of Frostproof (FL)	American Banking Corp. (FL)
Capital City Bank Group Inc. (FL)	Quincy State Bank (FL)
Alabama National BanCorp. (AL)	Cypress Bankshares, Inc. (FL)
Centerstate Banks of Florida (FL)	CenterState Bank (FL)
R & G Financial Corporation (PR)	Crown Group, Inc. (FL)
South Alabama Bancorp. (AL)	Gulf Coast Community Bancshares (FL)
Banc Corporation (AL)	CF Bancshares, Inc. (FL)
ABC Bancorp (GA)	Tri-County Bank (FL)
Alabama National BanCorp. (AL)	Peoples State Bank of Groveland (FL)
PAB Bankshares, Inc. (GA)	Friendship Community Bank (FL)
Regions Financial Corporation (AL)	East Coast Bank Corporation (FL)

Hovde calculated the averages of the following relevant transaction ratios in the Merger Group: the percentage of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s earnings for the 12 months preceding the announcement date of the transaction; and the percentage of the offer value to the acquired company’s total assets. Hovde compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $43 million, or $71.57 per Big Lake diluted share. In calculating the multiples for the merger, Hovde used Big Lake’s earnings for the twelve months ended June 30, 2005, and Big Lake’s tangible book value and total assets as of June 30, 2005. The results of this analysis are as follows:

	Offer Value to
	Tangible	Last 12 Months’		Total
	Book Value	Earnings		Assets

Big Lake	215.4%	18.5	x	13.8%
Merger Group average	208.3	22.5		18.4

Hovde also calculated the averages of the relevant performance ratios for the Merger Group and compared them to that of Big Lake’s performance ratios. The results of this analysis are as follows:

Loan
		Non-	Loss				Last 12	Last 12
		Performing	Reserves/	Non-	Non-	Last 12	Months’	Months’
	Tangible	Assets/	Non-	Interest	Interest	Months’	Return On	Return On
	Equity/	Total	Performing	Income/	Expense/	Efficiency	Average	Average
	Assets	Assets	Loans	Assets	Assets	Ratio	Assets	Equity

Big Lake	6.40%	0.21%	354.2%	0.82%	3.03%	67.9%	0.79%	11.79%
Merger Group average	8.90	0.63	281.3	0.77	2.74	71.4	0.92	10.45

Contribution Analysis.  Hovde prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, total equity and tangible equity at June 30, 2005 for Big Lake and for Seacoast, as well as for the last 12 months’ earnings, estimated 2005 earnings and estimated 2006 earnings that would be contributed to the combined company on a pro-forma basis by Big Lake and Seacoast. This analysis indicated that holders of Big Lake common stock would own approximately 9.4% of the pro forma common shares outstanding of Seacoast, while contributing an average of 12.3% of the most relevant financial components listed and boxed in below.

Big Lake
Contribution
To Seacoast

Total assets	13.2%
Total net loans	14.2%
Total deposits	14.1%
Total equity	12.4%
Total tangible equity	15.2%
Net income — Last 12 Months	12.1%
Net income — estimated 2005	11.5%
Net income — estimated 2006	10.4%
Average Big Lake Contribution Percentage	12.9%
Average of Boxed Factors	12.3%
Actual Big Lake Pro Forma Ownership	9.4%

Comparable Company Analysis.  Using publicly available information, Hovde compared the stock market valuation of Seacoast with the following publicly traded banking institutions in the United States with assets as of June 30, 2005 between $1 billion and $8 billion located in high growth MSAs:

Company Name (Ticker)	Assets
(In thousands)

East West Bancorp, Inc. (EWBC)	$7,938
Wintrust Financial Corporation (WTFC)	$7,894
CVB Financial Corp. (CVBF)	$5,020
Boston Private Financial Holdings, Inc. (BPFH)	$3,790
PrivateBancorp, Inc. (PVTB)	$3,326
Capital City Bank Group, Inc. (CCBG)	$2,584
CoBiz Inc. (COBZ)	$1,865
Mercantile Bank Corporation (MBWM)	$1,797
Virginia Commerce Bancorp, Inc. (VCBI)	$1,449

Indications of such stock market valuation included closing stock market information as of November 18, 2005. Selected market information for Seacoast and the group of comparable companies that was analyzed is provided below.

						Price/
			Last 12		Price/	Last
			Months’		Tangible	12 Months’
	Market	Dividend	Dividend	Price/	Book	Earnings
	Capitalization	Yield	Ratio	Book	Value	Per Share
	(In millions)

Seacoast	$412	2.49%	50.88%	275.57%	358.10%	21.18%
Comparable Company Average	858	0.83	16.57	293.38	381.90	22.28

		Price to	Earnings
	Price /06	Earnings	Per Share	Year-to-
	Earnings	Growth	Growth	Date	Inside	Institutional
	Per Share	Ratio	2004-2005	Change	Ownership	Ownership

Seacoast	16.42%	0.72%	$29.47	8.49%	25.48%	35.39%
Comparable Company Average	17.60	1.02	21.14	6.02	19.35	44.60

					Non-	Reserves/
	Return on	Return on			Performing	Non-
	Average	Average	Equity/	Efficiency	Assets/	Performing
	Assets	Equity	Assets	Ratio	Assets	Assets

Seacoast	1.04%	14.55%	7.17%	64.14%	0.02%	NM
Comparable Company
Average	1.25	15.24	8.36	54.17	0.11	474.55

Financial Impact Analysis.  Hovde performed pro forma merger analyses that projected balance sheet and income statement information regarding the combination of Big Lake with Seacoast. Assumptions regarding cost savings and acquisition adjustments were used to calculate the financial impact that the merger would have on certain projected financial results of the combined company. This analysis indicated that the merger is expected to be accretive to Seacoast’s estimated 2006 and 2007 GAAP earnings per share and estimated 2006 and 2007 cash earnings per share. Big Lake’s 2006 earnings projections were provided by Big Lake’s management. Hovde assumed 7% earnings growth over Big Lake’s 2005 projected income to estimate Big Lake’s 2006 earnings. For all of the above analyses, the actual results achieved by the pro forma company following the merger may vary from the projected results and the variations may be material.

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the transaction consideration was fair from a financial point of view to the shareholders of Big Lake.

Interests of Certain Persons in the Merger

Some of Big Lake’s directors and executive officers have interests in the transaction in addition to their interests generally as shareholders of Big Lake. Big Lake’s board of directors was aware of these interests and considered them, in addition to other matters, in approving the merger agreement.

Surrender and Exchange of Stock Certificates

If the merger agreement is approved by Big Lake’s shareholders, at the effective time of the merger, Big Lake shareholders other than those exercising their appraisal rights will be entitled to receive shares of Seacoast Stock. However, the actual physical exchange of Big Lake stock certificates for certificates representing shares of Seacoast Stock (and cash in lieu of fractional shares) will occur after the merger. Each Big Lake stock certificate issued and outstanding immediately prior to the effective time of the merger that will be exchanged for shares of Seacoast Stock in the merger will be deemed for all purposes to evidence ownership of shares of Seacoast Stock, regardless of when they are actually exchanged.

Continental Stock Transfer & Trust Company will serve as the exchange agent for the merger. Following the completion of the merger, Seacoast will cause the exchange agent to deliver a letter of transmittal to each Big Lake shareholder. You should carefully review and follow the instructions set forth in the letter of transmittal. You will be asked to complete the letter of transmittal and return it, together with your Big Lake stock certificates (or properly completed notice of guaranteed delivery), to the exchange agent.

Big Lake shareholders should not send in their Big Lake stock certificates until they have received the transmittal materials and further written instructions after the effective date of the merger. Please do NOT send any stock certificates with your proxy.

When the exchange agent receives your certificates of Big Lake Stock, together with the properly completed transmittal materials, it will deliver to you the merger consideration, consisting of Seacoast stock certificates, together with all withheld dividends or other distributions, but without interest thereon, and any cash payment for a fractional share, without interest.

Seacoast will not pay former shareholders of Big Lake who become holders of Seacoast Stock pursuant to the merger any dividends or other distributions that may become payable to holders of record of Seacoast Stock following the effective time of the merger until they have surrendered their certificates evidencing their Big Lake Stock, at which time Seacoast will pay any cash owed in lieu of fractional shares issuable in the merger, and such dividends or other distributions, in all cases without interest.

Big Lake shareholders who cannot locate their stock certificates are urged to contact promptly:

Mr. Joe G. Mullins
Big Lake Financial Corporation
1409 S. Parrott Avenue
Okeechobee, FL 34974
(863) 467-4663

A new stock certificate will be issued to replace the lost certificate(s) only if the Big Lake shareholder signs an affidavit certifying that his or her certificate(s) cannot be located and containing an agreement to indemnify Seacoast and the exchange agent as they may reasonably require against any claim that may be made against them by the owner of the certificate(s) alleged to have been lost or destroyed. This affidavit should be sent to Mr. Joe G. Mullins at the above address. Seacoast, Big Lake or the exchange agent may also establish other reasonable and customary procedures in connection with its duties, including the delivery of an indemnity bond.

Resales of Seacoast Stock

Seacoast is registering under the Securities Act the issuance of the shares of its common stock that will be exchanged in the merger. The shares will be freely transferable under the Securities Act, except for any shares received by Big Lake shareholders who are affiliates of Big Lake at the time of the special meeting of

Big Lake’s shareholders, and except for affiliates of Seacoast following the merger. Affiliates generally include, without limitation, directors, certain executive officers and beneficial holders of 10% or more of Big Lake Stock. The Big Lake shareholders who are affiliates of Big Lake as of the date of the special meeting may only resell their shares pursuant to an effective registration statement under the Securities Act covering the shares, or in compliance with Securities Act Rule 145 or under another exemption from the Securities Act’s registration requirements. Shareholders who become affiliates of Seacoast following the merger may rely on the provisions of Rule 144 for the resale of their shares, or another exemption from the requirements of the Securities Act. This proxy statement-prospectus does not cover any resales of Seacoast’s common stock by Seacoast or Big Lake affiliates.

If you are or may be an affiliate as identified above, you should carefully consider the resale restrictions imposed by Rules 144 and 145, as applicable, before you attempt to transfer any shares of Seacoast Stock after the merger. Persons known to be affiliates of Big Lake have entered into affiliate agreements with Seacoast where they have agreed not to sell shares of Seacoast Stock they receive in the merger in violation of the Securities Act or in any manner that would disqualify the merger from treatment as a tax-free reorganization.

Regulatory and Other Required Approvals

Federal Reserve and OCC Approvals

The Federal Reserve must approve the merger under the BHC Act before it can be completed. Seacoast and Big Lake must then wait at least 15 days after the Federal Reserve approval before they may complete the merger. During this waiting period, the United States Department of Justice may object to the merger on antitrust grounds. In reviewing the application, the Federal Reserve is required to consider the following:

•	competitive factors, such as whether the merger will result in a monopoly or whether the benefits of the merger to the public in meeting the needs of and convenience of the community clearly outweigh the merger’s anticompetitive effects or restraints on trade; and

•	banking and community factors, which includes an evaluation of:

•	the financial and managerial resources of Seacoast, including its subsidiaries, and of Big Lake, and the effect of the proposed transaction on these resources;

•	management expertise;

•	internal control and risk management systems;

•	the capital of Seacoast;

•	the convenience and needs of the communities to be served; and

•	the effectiveness of Seacoast and Big Lake in combating money laundering activities.

Seacoast presently intends to merge Big Lake Bank into First National, and the merger, pursuant to the merger agreement, is conditioned upon OCC approval of the bank merger, unless Seacoast waives such condition in its sole discretion. The bank merger will require the approval of the OCC under the Bank Merger Act. The OCC considers many factors similar to those reviewed by the Federal Reserve under the BHC Act.

The application processes for the merger and the bank merger include newspaper publication and opportunity for public comment. The Federal Reserve may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended. Big Lake Bank has a formal agreement with the OCC requiring Big Lake Bank to comply with various compliance rules, including the Bank Secrecy Act and the rules and regulations of the Office of Foreign Assets Control. Although Seacoast and Big Lake do not anticipate that the formal agreement will prevent the merger or the bank merger, it may extend the time needed to obtain approval from the Federal Reserve and the OCC.

Other Regulatory Approvals

In connection with or as a result of the merger, Seacoast or Big Lake may be required, pursuant to other laws and regulations, either to notify or obtain the consent of other regulatory authorities and organizations to which such companies or subsidiaries of either or both of them may be subject. The Seacoast Stock to be issued in exchange for Big Lake common stock in the merger has been registered with the SEC and will be listed on the Nasdaq National Market.

Status and Effect of Approvals

Seacoast has filed an application with the Federal Reserve to acquire Big Lake pursuant to Section 3 of the BHC Act and First National has filed an application with the OCC to acquire Big Lake Bank pursuant to the federal Bank Merger Act. As a result, Seacoast and Big Lake presently estimate that they will complete the merger in the second quarter of 2006. However, we cannot assure you that the merger will have been approved or closed by then.

We are not aware of any other regulatory approvals that would be required for completion of the transactions contemplated by the merger agreement. Should any other approvals be required, those approvals will be sought, but we cannot assure you that they will be obtained.

Accounting Treatment of the Merger

Seacoast will account for the merger as a purchase transaction under GAAP. Under the purchase method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Big Lake will be recorded, as of completion of the merger, at their respective fair values and added to those of Seacoast. Any excess of purchase price over the net fair value of Big Lake’s assets and liabilities is recorded as goodwill (excess purchase price). Financial statements and reported results of operations of Seacoast issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Big Lake.

THE MERGER AGREEMENT

General

In the event that Big Lake’s shareholders approve the merger agreement and all of the other conditions to the merger are satisfied, then, at the effective time of the merger, Big Lake will merge into Seacoast and the separate existence of Big Lake will cease and Big Lake Bank will become a wholly-owned subsidiary of Seacoast. Thereafter, Big Lake Bank will be merged with and into First National, and the separate existence of Big Lake Bank will cease. See “— Conditions to the Merger” for a discussion of conditions to completing the merger.

What You Will Receive in the Merger

At the effective time of the merger, each share of Big Lake Stock, except for treasury shares, shares held by Seacoast or any of the subsidiaries of Seacoast (other than in a fiduciary capacity), and any shares as to which appraisal rights are asserted, automatically will be converted into the right to receive 2.95427 shares of Seacoast Stock. This ratio assumes that all 3,832 outstanding Big Lake stock options are exercised at the closing of the merger. In no event will Seacoast be required to issue more than 1,775,000 shares of Seacoast Stock to Big Lake shareholders in exchange for all of the issued and outstanding shares of Big Lake Stock at the effective time of the merger.

At the effective time of the merger, each outstanding and unexercised option for Big Lake common stock will be cancelled. Option holders have until the merger’s effective time to exercise any options and have agreed to exercise all their options prior to the effective time. Options exercised prior to the effective time will receive the same merger consideration given in exchange for shares of Big Lake common stock.

Each share of Big Lake Stock held by Big Lake or Seacoast or any of their subsidiaries, other than shares held in a fiduciary capacity or as a result of debts previously contracted, will be cancelled and extinguished. No payment or other consideration will be made with respect to those shares.

Holders of shares of Big Lake Stock who elect to exercise the appraisal rights provided for by the FBCA by strictly complying with such provisions will not have their shares converted into the right to receive any Seacoast Stock as described above, but will be entitled to the “fair value” of their shares in cash as provided by such statute, which may be more or less than the merger consideration. If a holder’s appraisal rights are lost or withdrawn, that holder will receive the same consideration as all other holders of Big Lake Stock. Seacoast will separately make any payments due to holders of shares that properly perfect their appraisal rights.

For information regarding restrictions on the transfer of Seacoast Stock applicable to certain Big Lake shareholders who are “affiliates”, see “The Merger — Resales of Seacoast Common Stock.”

Treatment of Fractional Shares

Each Big Lake shareholder who would otherwise have been entitled to receive a fraction of a share of Seacoast Stock, after taking into account all Big Lake stock certificates delivered by such holder, shall receive, in lieu of fractional shares, cash, without interest, in an amount equal to the product of:

•	the fractional part of a share of Seacoast Stock otherwise due to that shareholder, multiplied by

•	the last sale price of Seacoast Stock on The Nasdaq National Market at the close of regular trading on the last trading day preceding the effective time of the merger.

No Big Lake shareholder otherwise entitled to receive fractional shares of Seacoast Stock will be entitled to any dividends, voting rights, or any other rights as a shareholder in respect of those fractional shares, and no interest will be paid on cash payable by Seacoast instead of fractional shares.

Representations and Warranties in the Merger Agreement

Seacoast and Big Lake have made representations and warranties to each other as part of the merger agreement. These representations and warranties are made for the sole benefit of Seacoast, Big Lake and the other parties to the merger agreement and not for the benefit of anyone else including shareholders of Seacoast or Big Lake. Accordingly, since the parties to the merger agreement may amend, waive or change these representations and warranties, no shareholder of Big Lake or Seacoast is entitled to rely on these representations or warranties. See “Please Note” on the inside cover of this proxy statement-prospectus.

Big Lake’s representations and warranties relate to, among other things:

•	its organization and authority to enter into the merger agreement;

•	its capitalization, subsidiaries, financial statements and filings;

•	its loans and reserves;

•	tax and regulatory matters;

•	its assets, intellectual property, legal and environmental matters and employee benefits;

•	privacy of customer information and the status of technology systems;

•	its contractual obligations and contingent liabilities; and

•	pending and threatened litigation.

Big Lake’s representations and warranties are generally contained in Article 5 of the merger agreement.

Seacoast’s representations and warranties relate to, among other things:

•	its organization and authority to enter into the merger agreement;

•	its capitalization, subsidiaries, financial statements and filings;

•	its loans and reserves;

•	tax and regulatory matters;

•	its assets, intellectual property, legal and environmental matters and employee benefits;

•	privacy of customer information and the status of technology systems;

•	its contractual obligations and contingent liabilities; and

•	pending and threatened litigation.

Seacoast’s representations and warranties are generally contained in Article 6 of the merger agreement.

Seacoast’s representations and warranties are for the benefit of Big Lake; they are not for the benefit of and may not be relied upon by Big Lake shareholders. The representations and warranties of the parties will not survive the effective time of the merger. See “Please Note” on the inside cover of this proxy statement-prospectus.

Big Lake Stock Options

Big Lake has options outstanding to acquire 3,832 shares of Big Lake common stock. Big Lake’s executive officers hold all of these options at an average exercise price equal to $36.52 per share. The holders of these options have agreed to exercise their options prior to the merger’s effective time.

At the effective time of the merger, all of the outstanding stock options, to the extent not previously exercised and whether or not then exercisable, will be cancelled. Shares of Big Lake common stock received when exercising an option will be exchanged for the same merger consideration as all other outstanding shares of Big Lake common stock.

Employee Benefits

Following the effective time of the merger, Seacoast will provide generally to officers and employees of Big Lake, employee health and welfare benefits substantially similar to those currently provided by Seacoast to its similarly situated officers and employees. For purposes of participation, vesting and benefit accrual under Seacoast’s benefit plans, the length of service of Big Lake employees prior to the effective time will be treated as service with Seacoast. Seacoast also will honor the terms of certain employment, severance, consulting and other compensation contracts between Big Lake and current or former directors, officers or employees, and all provisions for vested benefits or amounts earned through the effective time under the Big Lake benefit plans.

Employment Contracts

As a condition to the merger agreement, Mr. Joe G. Mullins and First National entered into an employment agreement, dated as of November 22, 2005, that becomes effective at the merger’s effective time. At the merger’s effective time, any existing employment or change in control or similar agreements, arrangements or understandings between Mr. Mullins and Big Lake shall terminate and have no further force or effect. A cash payment of two times Mr. Mullin’s then base salary, required by such agreements as a result of the merger, shall be made and delivered to Mr. Mullins, together with the assignment of the title to the Big Lake company car used by Mr. Mullins and any life insurance policy deliverable in accordance with and subject to the terms and conditions of Mr. Mullins’ employment agreements with Big Lake, subject to any required regulatory approvals.

The employment agreement includes non-competition, non-solicitation and non-disclosure covenants which are summarized below.

Mr. Mullins agreed that, during the term of the employment agreement and for two years following the termination of his employment for any reason, he will not, within Okeechobee, Highlands, Glades, Hardee, Hendry, St. Lucie or De Soto Counties, Florida, or any other county wherein he has contact with customers of, or otherwise conducts the business of, First National (the “Restricted Area”):

(i) provide services similar to or the same as the services that he provided for Big Lake Bank for his own benefit or for the benefit of any person or entity engaged in the business of banking, fiduciary services, securities brokerage, investment management or services, lending or deposit taking (individually and collectively, the “Business”);

(ii) control or own beneficially (directly or indirectly) 1% or more of the outstanding capital stock or other ownership interest of any corporation or person engaged in or controlling any such Business other than Seacoast or First National; or

(iii) serve as an officer, director, trustee, agent, consultant or employee of any corporation, or as a member, employee, consultant or agent of any partnership, or as an owner, trustee, employee or agent of any other business or entity, which directly or indirectly conducts such Business within the Restricted Area at the date his employment is terminated.

Mr. Mullins has agreed further that, during the term of the employment agreement and for two years following the termination of his employment for any reason, he will not:

(i) solicit any employee to leave his or her employment with Seacoast, First National or any of their respective affiliates for any reason, or otherwise interfere with any employment relationship of Seacoast, First National or their respective affiliates; or

(ii) directly or indirectly, on behalf of himself or of any other person or entity, solicit or attempt to solicit, for the purpose of providing any business activities or products similar to those conducted or offered by First National or its affiliates, any customer of First National or its affiliates whom he actively solicited or with whom he worked, or otherwise had material contact.

For three years following the merger’s effective time, Mr. Mullins will not, within the Restricted Area:

(i) provide services similar to or the same as the services that he provided for Big Lake Bank for his own benefit or for the benefit of any person or entity engaged in the Business;

(ii) control or own beneficially (directly or indirectly) 1% or more of the outstanding capital stock or other ownership interest of any corporation or person engaged in or controlling any such Business other than Seacoast or First National; or

(iii) serve as an officer, director, trustee, agent, consultant or employee of any corporation, or as a member, consultant, employee or agent of any partnership, or as an owner, trustee, employee or agent of any other business or entity, which directly or indirectly conducts such Business within the Restricted Area as of the effective time of the Merger.

Mr. Mullins also agrees that he will not directly or indirectly disclose or directly or indirectly utilize, in any manner, any trade secrets for his own benefit or for the benefit of anyone other than Seacoast, First National and their respective affiliates during the term of the employment agreement, and, following any termination of Mr. Mullins, for as long as such information remains a trade secret.

Director’s Agreements

Each of Big Lake’s directors has delivered agreements not to compete with Big Lake or Seacoast, or any of Seacoast’s subsidiaries, within Okeechobee, Highlands, Glades, Hardee, Hendry, St. Lucie and DeSoto Counties, Florida for two years after the merger’s effective time.

Indemnification and Insurance

For six years after the effective time, Seacoast will indemnify, defend and hold harmless, to the fullest extent permitted by the FBCA, Section 402 of the Sarbanes-Oxley Act of 2002, and Big Lake’s articles of incorporation and bylaws, the present and former directors, officers, employees and agents against any liability arising out of actions related to their service as a director, officer, employee or agent of Big Lake occurring at or prior to the merger’s effective time. Seacoast must, or cause First National, to use its reasonable efforts to maintain for three years after the merger’s effective time the existing directors’ and officers’ liability insurance policy of Big Lake, subject to certain conditions.

Conditions to the Merger

The merger agreement contains a number of conditions that must be satisfied or waived (if they are waivable) to complete the merger. The conditions include, among other things:

•	approval of the merger agreement by Big Lake’s shareholders;

•	approvals of the merger and the bank merger by the Federal Reserve and the OCC, respectively, and other regulatory agencies without imposing conditions Seacoast would view as having a material adverse effect on its assumptions underlying the economics of the acquisition, (see “The Merger — Regulatory and Other Required Approvals”);

•	the receipt of all necessary consents from other persons, such as landlords, required for the consummation of the merger which if not obtained are reasonably likely to have a material adverse effect, provided no such consents shall contain conditions unacceptable to Seacoast;

•	the absence of any law or order, or other action taken by a governmental authority to prohibit or restrict the completion of the transactions contemplated by the merger agreement;

•	the absence of stop orders suspending the effectiveness of Seacoast’s registration statement under the Securities Act;

•	approval by Nasdaq for the listing of the shares of Seacoast Stock issuable pursuant to the merger on The Nasdaq National Market;

•	issuance of a tax opinion that the merger qualifies as a tax-free reorganization;

•	issuance of a tax opinion that the merger is not a taxable event for either Seacoast or Big Lake;

•	the representations and warranties of the parties to the merger agreement must be true and correct as of the effective time of the merger, except as to such inaccuracies as would not be reasonably likely to have a “material adverse effect” (as defined in the merger agreement) in the aggregate, and the other party to the merger agreement must have performed in all material respects all its obligations under the merger agreement;

•	receipt by Seacoast from Big Lake’s affiliates, directors and officers, as applicable, of the claims letters, director agreements and affiliate agreements called for by the merger agreement;

•	holders of no more than 5% of outstanding shares of Big Lake Stock have given notice of their intent to exercise appraisal rights;

•	receipt by Big Lake from its financial advisor of an opinion regarding the fairness of the consideration to be received by Big Lake’s shareholders in the merger, from a financial point of view, which opinion shall not be withdrawn prior to Big Lake’s meeting;

•	no additional regulatory enforcement actions or consents or additional compliance or reporting obligations shall have been imposed on either Seacoast or Big Lake that were not in effect as of the signing of the merger agreement; and

•	Big Lake Bank shall, at the end of each fiscal year and fiscal quarter prior to the merger, have consolidated shareholders’ equity of not less than $21,849,000 on a consolidated basis or Big Lake shall have a shareholders’ equity of not less than $21,350,000; excluding the effects of any expenses of actions taken at Seacoast’s written request (other than costs of compliance with Big Lake’s formal agreement with the OCC), reasonable legal, accounting and investment banking and shareholder communication expenses incurred in connection with the merger agreement and the transactions contemplated herein, unrealized gains and losses on securities held by any seller entity, and any payments to be made to Mr. Joe G. Mullins pursuant to the merger agreement and his employment agreement.

The conditions to the merger are generally set forth in Article 9 of the merger agreement. The parties intend to complete the merger as soon as practicable after all conditions have been satisfied or waived; however, we cannot assure you that all conditions will be satisfied or waived.

Waiver and Amendment

Nearly all of the conditions to completing the merger may be waived at any time prior to the effective time of the merger by the party for whose benefit they were created. Furthermore, any extension in time for compliance of any term or obligation under the merger agreement, or any conditions precedent to obligations under the merger agreement, may be waived by the party for whose benefit they were intended. Any condition, however, which, if waived and not satisfied, would result in the violation of any law or regulation may not be waived by either party. No waiver is effective unless it is in writing signed by the waiving party.

In addition, the parties may amend or supplement at any time the merger agreement by written agreement signed by each party. No amendment that reduces or modifies in any material way the merger consideration to be received is permitted after the approval of the merger agreement by Big Lake’s shareholders. The merger agreement may only be amended to the extent permitted by law.

Business of Big Lake Pending the Merger

Pending the merger, the merger agreement requires Big Lake to continue to operate its business only in the usual, regular and ordinary course. Big Lake agrees to preserve intact its business organization and assets and maintain its rights and franchises. Big Lake will also refrain from taking any action that would adversely affect the ability or timing of Big Lake, Seacoast or its subsidiaries from obtaining any required approvals or consents, including those from regulatory or governmental authorities, for the merger transaction without the imposition of any restriction that would materially and adversely effect the financial or economic benefits of the merger to Seacoast.

Furthermore, Big Lake may not, without Seacoast’s prior written consent, take or agree to or commit to take any of the following actions:

•	amend its articles of incorporation or bylaws;

•	incur any additional debt or other borrowings in excess of an aggregate of $50,000, except in the ordinary course of its business;

•	impose, or suffer the imposition, of a lien or encumbrance on any Big Lake asset, with certain exceptions;

•	redeem, repurchase, or otherwise acquire or exchange shares of its capital stock, or declare or pay any dividend with respect to its capital stock;

•	issue or encumber, or contract to issue or encumber, any shares of its capital stock or issue any rights to purchase shares of its capital stock, except as permitted by the merger agreement;

•	adjust, split, combine or reclassify its capital stock, or authorize substitutions for its capital stock, or sell or mortgage any asset other than in the ordinary course of business for reasonable and adequate consideration;

•	make any material investments, other than for purchases of U.S. government and agency securities with maturities of one year or less;

•	make any new loans or extensions of credit or renew, extend or renegotiate any existing loans or extensions of credit that are located outside the counties where Big Lake has offices, or that exceed $250,000 unsecured or $500,000 secured, or that are classified on any watch list, among other things;

•	allow any increase in compensation or benefits to its employees or officers, make severance, termination or bonus payments or enter into or amend any severance agreement, allow any increase in fees to its directors, or accelerate the exercisability or amend the terms of any equity right or restricted stock, in each case except in accordance with past practice as previously disclosed or as required by law;

•	enter into or amend any employment or similar agreement that Big Lake does not have the unconditional right to terminate without liability;

•	adopt any new employee benefit plans, or terminate or materially change any existing employee benefit plan, except as may be necessary to maintain the tax qualified status of such plan, or make any distributions from such plans except as required by law;

•	change any tax or accounting methods, except as may be necessary to conform to laws or accounting requirements;

•	commence any litigation other than in accordance with past practice or settle any litigation resulting in material damages or restrictions on operations; or

•	enter into, amend or terminate any material contracts or waive or assign material rights or claims.

The restrictions on Big Lake’s business activities are generally set forth in Article 7.2 of the merger agreement.

Termination of the Merger Agreement; Termination Fee

The merger agreement specifies the circumstances under which the parties may terminate the agreement and abandon the merger. Those circumstances are:

1. by mutual written agreement of Seacoast and Big Lake;

2. by either party if the other party breaches any representation or warranty in the merger agreement, the breach cannot be or has not been cured within 30 days after written notice, and the breach is reasonably likely to permit the non-breaching party to refuse to consummate the transactions contemplated under the merger agreement;

3. by either party if the other party materially breaches any covenant or other agreement in the merger agreement, and the breach cannot be or has not been cured within 30 days after written notice;

4. by either party if:

•	the consent of any regulatory authority required to complete the merger has been denied by final nonappealable action;

•	any law or order permanently restraining, enjoining or prohibiting the merger becomes final and nonappealable; or

•	Big Lake’s shareholders fail to vote their approval of the merger at a meeting where such matters were presented and voted upon;

5. by either party in the event the merger is not consummated by June 30, 2006;

6. by Seacoast if:

•	Big Lake’s board of directors fails to reaffirm its approval of the merger upon Seacoast’s request for such reaffirmation;

•	Big Lake’s board of directors withdraws, qualifies or modifies, or proposes publicly to withdraw, qualify or modify, its recommendation that Big Lake’s shareholders approve the merger; or

•	Big Lake’s board of directors affirms, recommends or authorizes entering into any merger, sale of Big Lake stock or assets, or other business combination or substantial investment by a third party (other than the Seacoast merger), or negotiates or authorizes the negotiations with a third party regarding an acquisition proposal of Big Lake (other than the Seacoast merger); or

7. by Big Lake, if Big Lake’s board of directors has withdrawn or modified or changed its recommendation or approval of the merger agreement in order to approve an acquisition proposal that Big Lake’s board of directors determines in its good faith judgment to be more favorable to Big Lake’s shareholders than the Seacoast merger, and following the determination, upon the advice of legal counsel, that the failure to take such action would result in a breach of Big Lake’s board of directors’ fiduciary duties, provided that at least two business days prior to the termination, Big Lake negotiates with Seacoast to make adjustments to the terms of the merger agreement to enable the transactions to proceed on adjusted terms.

If Seacoast terminates the merger agreement pursuant to paragraph number 6 immediately above, or if Big Lake terminates the merger agreement pursuant to paragraph number 7 immediately above, and within 12 months of the termination another acquisition proposal or business combination has been announced or entered into with respect to Big Lake (provided in either case that the acquisition transaction is subsequently consummated in the event of a termination by Big Lake), then Big Lake must pay Seacoast a termination fee of $2.15 million.

The rights of the parties to terminate the merger agreement and the results of such a termination are addressed in Article 10 of the merger agreement. Provisions of the merger agreement regarding certain employee contracts and agreements and indemnification of Big Lake and its controlling persons will survive any termination of the merger agreement.

Payment of Expenses Relating to the Merger

Each of Seacoast and Big Lake will bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the merger agreement and the transactions contemplated therein. However, each party will bear and pay one-half of the filing fees and printing costs incurred in connection with this proxy statement-prospectus.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion summarizes the material United States federal income tax consequences of the merger that are expected to apply generally to holders of Big Lake Stock upon an exchange of their Big Lake Stock for Seacoast Stock in the merger. This summary assumes that you hold your shares of Big Lake Stock as capital assets but does not attempt to comment on all U.S. federal income tax consequences of the merger that may be relevant to particular holders, including holders:

•	who are subject to special rules such as traders in securities who elect mark-to-market, dealers in securities or foreign currencies, foreign persons, persons who have a functional currency other than the U.S. dollar, financial institutions, mutual funds, regulated investment companies, real estate investment trusts, insurance companies or tax-exempt entities;

•	who are subject to alternative minimum tax;

•	who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions; or

•	who hold their shares as part of a straddle, hedging, integrated, conversion or constructive sale transaction.

This summary is based upon current provisions of the Code, existing regulations under the Code and current administrative rulings and court decisions, all of which are subject to change. This discussion also does not address the tax consequences of the merger under the laws of any state, locality or foreign jurisdiction.

Neither Seacoast nor Big Lake will be obligated to complete the merger unless it has received an opinion of Alston & Bird LLP, rendered on the basis of facts, representations of facts, covenants and assumptions set forth or referred to in the opinion, to the effect that:

•	the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	holders of Big Lake Stock will not recognize any gain or loss upon the receipt of solely Seacoast Stock for their Big Lake Stock, other than with respect to cash received in lieu of fractional shares of Seacoast Stock;

•	the aggregate tax basis of the Seacoast Stock received by a holder of Big Lake Stock in the merger (including any fractional share deemed received) will be the same as the aggregate basis of the shares of Big Lake Stock surrendered in exchange therefore;

•	the holding period of the shares of Seacoast Stock received by a holder of Big Lake Stock in the merger will include the holding period of the shares of Big Lake Stock surrendered in exchange therefore; and

•	neither Big Lake nor Seacoast will recognize any gain or loss solely as a result of the Merger (except for amounts resulting from any required change in accounting methods and any income and deferred gain or loss recognized pursuant to Treasury regulations issued under Section 1502 of the Code).

Cash Received in Lieu of Fractional Shares.  Cash payments received by holders of Big Lake Stock in lieu of fractional shares will be treated as if such fractional shares of Seacoast Stock were issued in the merger and then sold. If you receive cash in lieu of a fractional share of Seacoast Stock, you will recognize gain or loss equal to the difference between the amount of cash you receive and the portion of your tax basis allocable to the fractional share. Such gain or loss will be long-term capital gain or loss if your holding period for your shares of Big Lake Stock is greater than one year.

Reporting Requirements.  If you receive Seacoast Stock in the merger, you will be required to attach to your U.S. federal income tax return for the year of the merger a statement setting forth certain facts relating to the merger, including your tax basis in your Big Lake Stock and a description of the Seacoast Stock received.

Tax Opinion.  An opinion of counsel is not binding on the Internal Revenue Service or the courts. Neither Seacoast nor Big Lake has requested, nor do they intend to request, an advance ruling from the Internal Revenue Service as to the tax consequences of the merger. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the conclusions reflected in such opinion or that a court will not sustain such a challenge.

Tax laws are complex, and your individual circumstances may affect the tax consequences of the merger to you. We urge you to consult your own tax advisor regarding the U.S. federal income tax consequences of the merger in light of your individual circumstances, as well as the consequences of the merger under state, local and foreign tax laws.

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

As a result of the merger, holders of Big Lake Stock will be exchanging their shares of a Florida corporation governed by the FBCA and Big Lake’s articles of incorporation, which we refer to as the “Big Lake Articles,” and bylaws, which we refer to as the “Big Lake Bylaws,” for shares of common stock of Seacoast, a Florida corporation governed by the FBCA and Seacoast’s amended and restated articles of incorporation, which we refer to as the “Seacoast Articles,” and bylaws, which we refer to as the “Seacoast Bylaws.” Certain significant differences exist between the rights of Big Lake shareholders and the rights of Seacoast shareholders. The following discussion and comparison of these differences is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders, and their respective entities, and it is qualified in its entirety by reference to the FBCA as well as the Big Lake Articles, the Big Lake Bylaws, the Seacoast Articles and the Seacoast Bylaws.

Authorized Capital Stock

Seacoast.  The Seacoast Articles authorize the issuance of 22,000,000 shares of common stock, $0.10 par value per share, and 4,000,000 shares of preferred stock, $0.10 par value per share. Shares of preferred stock may be issued in one or more series with rights, preferences, liquidation values, dividend rates, conversion rights and other terms to be designated by the Seacoast board of directors at the time of such issuance. As of December 31, 2005, there were 17,084,315 shares of Seacoast common stock issued and outstanding. No shares of Seacoast preferred stock are issued and outstanding. Dividends upon common and preferred stock shall be payable only when, as and if declared by Seacoast’s board of directors from lawfully available funds.

Seacoast’s board of directors may authorize the issuance of authorized but unissued shares of Seacoast Stock without further action by Seacoast’s shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange or automated quotation system upon which Seacoast’s Stock may be listed. Seacoast’s shareholders do not have the preemptive right to purchase or subscribe to any unissued authorized shares of Seacoast common stock or preferred stock or any option or warrant for the purchase of these shares. The authority to issue additional shares of Seacoast common or preferred stock provides Seacoast with the flexibility necessary to meet its needs without the delay resulting from needing to seek shareholder approval. The authorized but unissued shares of Seacoast common and preferred stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefits and compensation plans, acquisitions, and public or private sales as a means of raising capital. Such shares could be used to dilute the stock ownership of, or otherwise impede, persons seeking to obtain control of Seacoast. In addition, the sale of a substantial number of shares of Seacoast common stock to persons who have an understanding with Seacoast concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Seacoast common stock (or the right to receive shares of Seacoast common stock) to Seacoast shareholders may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Seacoast.

Big Lake.  The Big Lake Articles authorize Big Lake to issue up to 1,000,000 shares of common stock, $0.01 par value per share and up to 500,000 shares of preferred stock, $1.00 par value per share. As of January 18, 2006, there were 576,709 shares of Big Lake common stock and 20,283 shares of Big Lake Series A preferred stock issued and outstanding. Big Lake’s shareholders do not have the preemptive right to purchase or subscribe to any unissued authorized shares of Big Lake common stock or any option or warrant for the purchase thereof.

Amendment to Articles of Incorporation and Bylaws

Seacoast.  The Seacoast Articles may be amended as provided by law. The FBCA generally provides that, unless a corporation’s articles of incorporation specify a greater voting requirement, the articles of incorporation may not be amended unless (i) the board of directors recommends the amendment to the shareholders (unless the board of directors elects to make no recommendation and communicates the basis for its election to the shareholders), and (ii) the amendment is adopted by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote thereon. The Seacoast Articles also provide that the provisions of the articles related to the composition of the board of directors, business combinations, anti-takeover provisions and shareholder proposals may only be changed by the affirmative vote of holders of (i) at least two-thirds of all shares entitled to vote, and (ii) a majority of the outstanding shares that are not beneficially owned or controlled, directly or indirectly, by a “Related Person.” A Related Person is any person which is the beneficial owner of 5% or more of Seacoast’s voting shares or any person who is an affiliate of Seacoast and at any time within the five years preceding the board of director’s determination of such person’s status as a Related Person beneficially owned 5% or more of Seacoast’s voting shares.

The Seacoast Articles and Seacoast Bylaws provide that the Seacoast Bylaws may be amended and new bylaws may be adopted by (i) the affirmative vote of two-thirds of the entire board of directors, and (ii) a majority of the members of the board of directors that are considered “Continuing Directors.” Continuing Directors are members of the board of directors who either (i) were first elected as a director of Seacoast prior to February 28, 2003, or (ii) prior to any person becoming a Related Person, was designated as a Continuing Director by a majority vote of the then Continuing Directors. Seacoast’s shareholders may also amend the Seacoast Bylaws by the affirmative vote of holders of (i) two-thirds of all shares entitled to vote on such amendment, and (ii) a majority of the outstanding shares that are not beneficially owned or controlled, directly or indirectly, by a Related Person.

Big Lake.  The Big Lake Articles may be amended as provided by Florida law. The Big Lake Bylaws may be amended by the board of directors.

The effect of Seacoast’s more stringent voting requirements with respect to amendments of articles compared to Big Lake’s is that Seacoast shareholders possess less ability to amend Seacoast’s Articles than do the shareholders of Big Lake, who, conversely, have greater legal flexibility to amend the Big Lake Articles.

Board of Directors

Seacoast.  The Seacoast Articles provide for a board of directors consisting of not less than three nor more than 14 members divided into three classes. Each class of directors serves a three-year term. The effect of Seacoast having a classified board of directors is that only approximately one-third of the members of the board of directors are elected each year, which effectively requires two annual meetings for Seacoast’s shareholders to change a majority of the members of the board of directors. Directors of each class are elected by plurality vote at successive annual meetings of shareholders. Seacoast shareholders do not have cumulative voting rights with respect to the election of directors. Currently, there are 14 members of Seacoast’s board of directors.

Big Lake.  The Big Lake Bylaws provide that its board of directors shall consist of not less than six nor more than 35 members, each serving a three-year term. Like the Seacoast board of directors, the Big Lake board of directors is classified. The Big Lake Bylaws do not allow for cumulative voting for directors. Currently, there are 10 members of Big Lake’s board of directors.

Nomination of Directors

Seacoast.  The Seacoast Articles permit shareholders to nominate directors for election at an annual or special meeting of shareholders, provided that such shareholder complies with certain requirements set forth in the Seacoast Articles. A shareholder wishing to recommend a candidate for consideration by the nominating committee of Seacoast’s board must submit to Seacoast’s corporate secretary a timely written notice including the candidate’s name and address, along with adequate information as to the candidate’s qualifications. To be considered timely, the notice must be received by Seacoast’s corporate secretary by the date that is either (i) not less than 60 days nor more than 90 days prior to the anniversary of the previous year’s annual meeting if the elections are to be held at the annual meeting of shareholders, or (ii) not later than the close of the tenth day following the date in which notice of a meeting of shareholders was first mailed to shareholders if the elections are to be held at a meeting of shareholders.

Big Lake.  The Big Lake Bylaws do not impose requirements similar to those of Seacoast Articles for shareholders wishing to nominate candidates for the Big Lake board of directors. Candidates for the board of directors may be nominated by the board of directors or by any shareholder of any outstanding class of capital stock entitled to vote for the election of directors. Big Lake’s more permissive requirements for nominating candidates to the board of directors gives shareholders a greater potential opportunity to influence which individuals serve on Big Lake’s board of directors.

Removal of Directors

Seacoast.  A Seacoast director may be removed from office only for cause at a meeting duly called and held for that purpose upon not less than 30 days’ prior written notice by the affirmative vote of the holders of (i) not less than two-thirds of Seacoast’s shares entitled to vote, and (ii) a majority of the then outstanding shares entitled to vote that are not beneficially owned or controlled, directly or indirectly, by a Related Person. Seacoast directors may not be removed without cause.

Big Lake.  A Big Lake director may be removed from office for cause, by the affirmative vote at a meeting called as provided in the Big Lake Bylaws for the purpose of removal, of at least two-thirds of the holders of the issued and outstanding voting stock that are not beneficially owned or controlled, directly or indirectly, by an Interested Shareholder, as originally defined to include a beneficial owner of more than 15% of the shares entitled to vote. Big Lake directors may not be removed without cause.

Filling Vacancies on the Board of Directors

Seacoast.  Seacoast’s board of directors may fill any vacancies on the board of directors by the affirmative vote of (i) two-thirds of the entire board of directors, and (ii) a majority of the Continuing Directors.

Big Lake.  Any vacancy on Big Lake’s board of directors may be filled by a majority vote of the board of directors remaining in office.

Seacoast’s stricter standard for filling vacancies on the board of directors may prevent or delay one or more directors from filling a vacancy on the board of directors that is favored by the requisite votes of the other directors.

Meetings of Shareholders

Seacoast.  Meetings of Seacoast shareholders may be called by:

•	the chairman of the board of directors;

•	the board of directors; or

•	the president, either (i) on behalf of Seacoast or (ii) on behalf of the shareholders of Seacoast upon receipt of dated written demands from shareholders holding not less than 50% of the votes entitled to be cast on the proposed issue or issues set forth in the demand.

Big Lake.  Meetings of Big Lake shareholders may be called by:

•	the board of directors; or

•	by written request of one or more shareholders owning, in the aggregate, not less than one-tenth of the outstanding shares of Big Lake entitled to vote.

The greater percentage of Seacoast shareholders required to demand a meeting of Seacoast shareholders reflects Seacoast’s status as a public company, its greater number of shareholders, the greater cost of holding meetings, and a desire to eliminate frivolous requests for meetings except where favored by a meaningful number of shareholders.

Anti-takeover Provisions

Seacoast.  The Seacoast Articles require the affirmative vote of the holders of (i) not less than two-thirds of all the shares of Seacoast stock outstanding and entitled to vote, and (ii) a majority of the shares of Seacoast stock outstanding and entitled to vote that are not beneficially owned or controlled, directly or indirectly, by a Related Person, to approve: (a) any sale, lease or other disposition of all or substantially all of Seacoast’s assets, (b) any merger, consolidation or purchase and/or assumption of assets and/or liabilities, (c) any reclassification of securities, recapitalization or similar transaction, or (d) any acquisition by a person of 5% or more of the voting shares or securities convertible into voting shares of Seacoast. Any business combination described above may be approved only by the affirmative vote of a majority of the voting shares of Seacoast if such business combination is approved and recommended to the shareholders by (x) the affirmative vote of two-thirds of the board of directors of Seacoast, and (y) a majority of the Continuing Directors.

The Seacoast Articles also contain additional provisions that may make takeover attempts and other acquisitions of interests in Seacoast more difficult where the takeover attempt or other acquisition has not been approved by Seacoast’s board of directors. These provisions include:

•	A requirement that any change to the Seacoast Articles relating to the structure of the board of directors, certain anti-takeover provisions and shareholder proposals must be approved by the affirmative vote of holders of (i) two-thirds of the shares outstanding and entitled to vote, and (ii) a majority of the outstanding shares entitled to vote that are not beneficially owned by a Related Person.

•	A requirement that any change to the Seacoast Bylaws, including any change relating to the number of directors, must be approved by the affirmative vote of (i) two-thirds of Seacoast’s board of directors or shareholders, and (ii) a majority of the continuing directors.

•	A requirement that shareholders may call a meeting of shareholders on a proposed issue or issues only upon the receipt by Seacoast from the holders of 50% of all shares entitled to vote on the proposed issue or issues of signed and dated written demands for the meeting describing the purpose for which it is to be held.

•	A requirement that a shareholder wishing to submit proposals for a shareholder vote comply with certain procedures, including advanced notice requirements, in order for the proposal to be submitted to shareholders for their consideration.

Seacoast also is subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific acquisition ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the holders of the corporation’s “Disinterested Shares.” Disinterested Shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

•	acquisitions of shares possessing one-fifth or more, but less than one-third, of all voting power;

•	acquisitions of shares possessing one-third or more, but less than a majority, of all voting power; or

•	acquisitions of shares possessing a majority or more of all voting power.

Under certain circumstances, the statute permits the acquiring person to call a special shareholders’ meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Big Lake.  The Big Lake Articles and Bylaws do not contain any provisions, other than the provision providing for a staggered board of directors as described above, that may make takeover attempts and other acquisitions of interests in Big Lake more difficult where the takeover attempt or other acquisition has not been approved by Big Lake’s board of directors. Business combinations, as with other actions requiring shareholder approval, must be approved by the holders of a majority of shares entitled to vote, subject to any greater voting requirements required by law. The foregoing provision of Seacoast’s Articles and Bylaws may make it more difficult for a third party opposed by the board of directors to effect a change in control of Seacoast.

Indemnification of Directors and Officers

Seacoast.  The Seacoast Bylaws generally require that any director or officer elected by the board of directors be indemnified, and permit any employee or agent to be indemnified, against liability and other expenses incurred in a proceeding by reason of the fact he is a director, officer, employee or agent of Seacoast or is or was serving at the request of Seacoast as a director, officer, employee or agent of another business entity, provided that such individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Seacoast and, with respect to any criminal proceedings, did not know the conduct was unlawful. The Seacoast Bylaws provide for the advancement of expenses to its directors or officers in advance of the final disposition of such proceeding, the purchase of insurance by Seacoast against any liability of directors, officers, employees or agents, and the survival of such indemnification to any indemnified person’s heirs. The indemnification provisions are non-exclusive, and do not impair any other rights to which those seeking indemnification or advancement of expenses may be entitled.

Big Lake.  The provisions in the Big Lake Bylaws related to indemnification are substantially similar to those contained in the Seacoast Bylaws. The Big Lake Bylaws permit Big Lake to indemnify and to reimburse reasonable expenses actually incurred by any director, officer, employee or agent of Big Lake against liabilities of such person arising by reason of the fact that such person is or was a director, officer, employee or agent of Big Lake or is or was serving at the request of Big Lake as a director, officer, employee or agent of another business entity, provided that such person acted in good faith and in a manner he reasonably believed to be in the best interest of Big Lake and, with respect to any criminal proceedings, did not know the conduct was unlawful. In the event that any such director, officer, employee or agent is successful on the merits or otherwise in the defense of any proceeding to be indemnified, Big Lake is required to indemnify such person. The Big Lake Bylaws provide for the advancement of expenses to its directors or officers in advance of the final disposition of such proceeding and the survival of such indemnification to any indemnified person’s heirs, and the Big Lake Bylaws allow the board of director to purchase insurance for the indemnification of its directors, officers, employees or agents for certain losses and expenses.

APPRAISAL RIGHTS

The following discussion is a summary of the law relating to appraisal rights available under Florida law. This description is qualified in its entirety by the full text of the relevant provisions of the FBCA, which are reprinted in their entirety as Appendix B to this proxy statement-prospectus. If you desire to exercise appraisal rights, you should review carefully the FBCA and are urged to consult a legal advisor before electing or attempting to exercise these rights.

Under Florida law, each shareholder of Big Lake entitled to vote on the merger who strictly complies with the procedures set forth in Sections 607.1301 through 607.1333 of the FBCA relating to appraisal rights is entitled to receive in cash the “fair value” of his or her shares of Big Lake Stock. “Fair value” means the value of the corporation’s shares as determined immediately before the merger is effective, but excluding any appreciation or depreciation in anticipation of the merger (unless such exclusion would be inequitable to Big Lake and its shareholders). To perfect appraisal rights, a shareholder of Big Lake must comply strictly with the procedures set forth in Sections 607.1301 through 607.1333 of the FBCA. Failure to follow these procedures will result in a termination or waiver of the shareholder’s appraisal rights.

To assert appraisal rights, a holder of record of Big Lake Stock must not vote in favor of the merger agreement and must provide written notice to Big Lake before the vote on the merger agreement is taken at the special meeting indicating that such shareholder intends to demand payment if the merger is effectuated. Simply not voting for the merger, abstaining, or voting against the merger agreement does not satisfy the requirement to give notice. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to:

Big Lake Financial Corporation
1409 S. Parrott Avenue
Okeechobee, FL 34974
(863) 467-4663

All such notices must be signed in the same manner as the shares are registered on the books of Big Lake. If a shareholder has not provided written notice of intent to demand fair value before the vote is taken at the special meeting, the shareholder will be deemed to have waived his or her appraisal rights.

A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but that are owned by one or more beneficial shareholders, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify Big Lake in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to Big Lake the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice as the due date to execute and return the form, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

Within 10 days after the merger’s effective time, Seacoast, as successor to Big Lake in the merger, will provide each former shareholder of Big Lake who has voted against the merger and properly provided a notice of intent to demand payment of fair value a written appraisal notice and form, which will indicate Seacoast’s estimate of the fair value of Big Lake common stock, contain an offer by Seacoast to pay the shareholder this estimate of fair value, and be accompanied by a copy of Big Lake’s financial statements and a copy of Sections 607.1301 through 607.1333 of the FBCA. The appraisal notice will provide that a shareholder may obtain information on the number of shareholders who return the appraisal form and the number of shares owned by those shareholders. It will also indicate the date by which Seacoast must be notified if a shareholder wishes to withdraw from the appraisal process.

A shareholder asserting appraisal rights must execute and return the form to Seacoast, as successor to Big Lake, and deposit the shareholder’s certificates in accordance with the terms of the notice, before the date specified in the appraisal notice, which will not be fewer than 40 or more than 60 days after the appraisal notice and form were sent to the shareholder. A shareholder who timely returns the form and deposits shares in accordance with the appraisal notice has no further rights as a shareholder, but only has the right to receive “fair value” for the shares in accordance with the appraisal procedures, unless the appraisal demand is withdrawn.

A shareholder who does not execute and return the form and deposit his or her certificates by the date set forth in the appraisal notice will no longer be entitled to appraisal rights, will be bound by the terms of the merger agreement, and will receive the merger consideration consisting of Seacoast Stock. A shareholder who complies with the terms of the notice but wishes to withdraw from the appraisal process may do so by notifying Seacoast in writing no more than 20 days after the date set forth in the appraisal notice as the due date to execute and return the form. A shareholder who fails to withdraw from the appraisal process in a timely manner may not thereafter withdraw without Seacoast’s written consent.

If a shareholder timely accepts the offer to pay the fair value of the shares as set forth in the appraisal notice, payment will be made within 90 days after Seacoast receives the form from the shareholder. A shareholder who is dissatisfied with the offer must include in his or her returned form a demand for payment of that shareholder’s estimate of the fair value of the shares plus interest; otherwise the shareholder will be entitled to payment of only the amount offered. Interest is to be calculated at the interest rate on judgments in Florida in effect at the merger’s effective time. Once Seacoast has made payment of an agreed value as described above, the shareholder will cease to have any further appraisal rights in the shares.

If Seacoast and the shareholder asserting appraisal rights are unable to agree on the fair value of the shares, under Section 1330 of the FBCA, Seacoast will be required to file within 60 days after receipt of the shareholders’ demand, an appraisal action in the appropriate court in Okeechobee County. The court would be required to determine the fair value of the shares of Big Lake common stock. If Seacoast fails to file such proceeding within 60 days, any shareholder asserting appraisal rights may do so in the name of Seacoast. All shareholders asserting appraisal rights, except for those that have agreed upon a value with Seacoast, are deemed to be parties to the proceeding. In such a proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Seacoast would be required to pay each shareholder asserting appraisal rights the amount found to be due within ten days after final determination of the proceedings. At the court’s discretion, the judgment may include interest at a rate determined by the court. Upon payment of this judgment, the shareholder would cease to have any further appraisal rights with respect to his or her Big Lake shares.

The court in any appraisal proceeding will determine the costs and expenses (including attorneys’ and experts’ fees) of any appraisal proceeding and such costs and expenses will be assessed against Seacoast. However, all or any part of such costs and expenses (including attorneys’ and experts’ fees) may be apportioned and assessed against all or some of the shareholders that request an appraisal, in such amount as the court deems equitable, if the court determines that the shareholders acted arbitrarily or not in good faith with respect to the shareholders’ appraisal rights. If the court finds that counsel for one shareholder substantially benefited other shareholders, and attorneys’ fees should not be assessed against the corporation, the court may award counsel fees to be paid out of the amounts awarded to benefited shareholders.

You must do all of the things described in this section and as set forth in Sections 607.1301 through 607.1333 of the FBCA in order to preserve your appraisal rights and to receive the fair value of your shares in cash (as determined in accordance with those provisions). If you do not follow each of the steps as described above, you will have no right to receive cash for your shares as provided for appraisal rights by the FBCA. In view of the complexity of these provisions of Florida law, shareholders of Big Lake who are considering exercising their appraisal rights should consult their legal advisors.

INFORMATION ABOUT SEACOAST

General

Seacoast is a bank holding company registered with the Federal Reserve under the BHC Act. On December 30, 1983, Seacoast acquired 100% of First National in exchange for Seacoast Stock.

First National commenced operations in 1933 under the name “Citizens Bank of Stuart” pursuant to a charter originally granted by the State of Florida in 1926. First National converted to a national bank on August 29, 1958.

Through First National and its broker-dealer subsidiary, Seacoast offers a full array of deposit accounts and retail banking services, engages in consumer and commercial lending and provides a wide variety of trust and asset management services, as well as securities and annuity products. Seacoast’s primary service area is the “Treasure Coast,” which consists of Martin, St. Lucie and Indian River Counties, Florida. First National operates banking offices in the following cities: five in Stuart, two in Palm City, two in Jensen Beach, one on Hutchinson Island, one in Hobe Sound, five in Vero Beach, two in Sebastian, six in Port St. Lucie, and two in Ft. Pierce. First National has expanded into northern Palm Beach County where it currently operates five full service banking offices. Additionally, through Century National Bank, Seacoast operates three banking offices in Orlando, Florida.

As of September 30, 2005, Seacoast had total consolidated assets of approximately $2.1 billion, deposits of approximately $1.8 billion and shareholders’ equity of approximately $149.5 million.

The principal executive offices of Seacoast and First National are located at 815 Colorado Avenue, Stuart, Florida 34994, and the telephone number at that address is (772) 287-4000. Seacoast and First National maintain Internet websites at www.seacoastbanking.net and www.fnbtc.net, respectively. We are not incorporating the information on these websites into this proxy statement-prospectus.

Seacoast continues to explore opportunities to acquire financial institutions as part of its expansion strategy. Thus, at any particular point in time, including the date of this proxy statement-prospectus, discussions and, in some cases, negotiations and due diligence activities looking toward or culminating in the execution of preliminary or definitive agreements with respect to potential acquisitions may occur or be in progress. These transactions may involve Seacoast acquiring such financial institutions in exchange for cash or Seacoast Stock or a combination of cash and common stock. Depending on their terms, these transactions may have a dilutive effect upon the Seacoast Stock to be issued in the merger to shareholders of Big Lake.

Market Price and Dividends Declared on Seacoast Common Stock

Seacoast Stock is traded on The Nasdaq National Market under the symbol “SBCF.” The following table sets forth, for the periods indicated, the high and low sale prices per share of Seacoast Stock as reported on The Nasdaq National Market and the quarterly dividends declared and paid for each such period.

Price Range of Common Stock and Quarterly Dividends

2006	High	Low	Dividend

First Quarter (through February 10, 2006)	$25.90	$22.57

2005	High	Low	Dividend

Fourth Quarter	$25.38	$21.02	$0.15
Third Quarter	25.74	19.40	0.15
Second Quarter	20.82	18.03	0.14
First Quarter	22.74	19.30	0.14

2004

Fourth Quarter	$24.01	$19.95	$0.14
Third Quarter	22.35	18.85	0.14
Second Quarter	21.50	18.08	0.13
First Quarter	21.65	17.40	0.13

The holders of Seacoast Stock receive dividends if and when declared by the Seacoast board of directors out of legally available funds. Following the completion of the merger, Seacoast expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and consideration by the Seacoast board of directors of other relevant factors.

Recent Developments

Seacoast issued $20,619,000 in junior subordinated debentures on December 16, 2005. These junior subordinated debentures were issued in conjunction with the formation of a Connecticut statutory trust subsidiary, SBCF Capital Trust II, which completed a private sale of $20.0 million of Floating Rate Preferred Securities (“trust preferred securities”) on the same date. The rate on the trust preferred securities is the 3-month LIBOR rate plus 133 basis points. The rate, which adjusts every three months, is currently 5.83 percent per annum. The trust preferred securities mature on March 15, 2036, and can be called without penalty on or after March 15, 2011.

The proceeds from the sale of these trust preferred securities were used to pay down $5 million in Seacoast debt bearing interest at a rate of LIBOR plus 1.75% and to provide capital to support its growth and capital adequacy, for possible acquisitions and for general corporate purposes.

Additional Information

Additional financial and other information relating to Seacoast, and information relating to Seacoast’s directors and executive officers, is incorporated into this proxy statement-prospectus by reference. See the section entitled “Where You Can Find Additional Information.”

INFORMATION ABOUT BIG LAKE

General

Big Lake is a bank holding company registered with the Federal Reserve under the BHC Act. Big Lake owns all of the outstanding shares of capital stock of Big Lake Bank. Big Lake Bank is a national bank headquartered in Okeechobee, Florida. Big Lake Bank began operations on July 14, 1986 and conducts its operations through nine full service locations throughout central Florida.

Big Lake Bank provides a range of consumer and commercial banking services, including demand interest bearing and non-interest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services and cash management. Big Lake Bank also makes real estate, commercial and consumer loans to individuals and small businesses in the St. Lucie metropolitan statistical area.

As of September 30, 2005, Big Lake had total assets of $306.6 million, total deposits of $281.4 million, total net loans of $194.3 million and shareholders’ equity of $21.4 million.

Business and Properties

Lending Activities.  Big Lake Bank offers a range of lending services, including real estate, consumer and commercial loans to individuals and small businesses and other organizations that are located in, or conduct a substantial portion of their business in, Big Lake Bank’s markets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money-market rates, availability of funds, and government regulations. Big Lake Bank has no foreign loans or loans for highly leveraged transactions.

Big Lake Bank’s loans are concentrated in three major areas: commercial loans, real estate loans and consumer loans. A majority of Big Lake Bank’s loans are made on a secured basis. As of September 30, 2005, approximately 89.4% of Big Lake Bank’s loan portfolio consisted of loans secured by mortgages on residential and commercial properties.

Big Lake Bank’s commercial loan portfolio includes loans to individuals and small-to-medium-sized businesses located primarily in Okeechobee, Highlands, Hardee, DeSoto, Glades, Hendry and St. Lucie Counties for working capital, equipment purchases, and various other business purposes. A majority of commercial loans are secured by real estate, equipment, or similar assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable or fixed rates of interest. Commercial lines of credit are typically granted for one year. Other commercial loans with terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years. Commercial and agricultural loans not secured by real estate amounted to approximately 5.3% of Big Lake Bank’s total loan portfolio as of September 30, 2005.

Big Lake Bank’s real estate loans are secured by mortgages and consist primarily of loans to individuals and businesses for the purchase, improvement of or investment in real estate and for the construction of single-family residential units or the development of single-family residential building lots. These real estate loans may be made at fixed or variable interest rates. Big Lake Bank’s residential real estate loans generally are repayable in monthly payments based on up to a 30-year amortization schedule with variable interest rates.

Big Lake Bank’s consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. The majority of these loans are for terms of less than five years and are secured by liens on various personal assets of the borrowers, but consumer loans may also be made on an unsecured basis. Consumer loans are made at fixed and variable interest rates, and are often based on up to a five-year amortization schedule.

Loan originations are derived from a number of sources. Loan originations can be attributed to direct solicitation by our loan officers, existing customers and borrowers, advertising, walk-in customers and, in some instances, referrals from brokers.

Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectibility. Big Lake Bank attempts to reduce credit losses through various means. In particular, on larger credits, Big Lake Bank will generally rely on cash flow of a debtor as the source of repayment and secondarily on the value of the underlying collateral. In addition, Big Lake Bank attempts to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral.

Investments.

Big Lake Bank invests a portion of its assets in U.S. Treasury and U.S. Government agency obligations and mortgage-backed securities (“MBS”) and federal funds sold. These investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at low risk while providing liquidity to fund future increases in loan demand or to offset fluctuations in deposits.

With respect to the investment portfolio, Big Lake Bank’s total portfolio may be invested in U.S. Treasury and general obligations of agencies, municipal securities and mutual funds because such securities generally represent a low investment risk. Occasionally, Big Lake Bank will purchase certificates of deposits of national and state banks. These investments may not exceed $100,000 in any single institution (the limit of FDIC insurance for deposit accounts). MBS are backed by U.S. Government agencies, such as Ginnie Mae, and U.S. Government sponsored enterprises, such as Fannie Mae and Freddie Mac, and are secured by residential mortgage loans and generally have a shorter life than the stated maturity. Big Lake Bank will sell Federal funds to approved correspondent banks to the extent it has excess cash available over and above daily cash needs. This money is invested on an overnight basis.

Big Lake Bank’s Asset Liability Committee monitors changes in financial markets. In addition to investments for the Bank’s portfolio, the daily cash position is monitored in an effort to make all available funds earn interest at the earliest possible date. A portion of the investment account is designated as secondary reserves and invested in liquid securities that can be readily converted to cash with minimum risk of market loss. These investments usually consist of U.S. Treasury obligations, U.S. Government agencies and federal funds sold. The remainder of the investment account may be placed in investment securities of different type and longer maturity. Investment maturities are staggered so as to produce a steady cash flow in the event cash is needed or economic conditions change to a more favorable rate environment.

Deposits.

Deposits are the major source of funds for lending and other investment activities. Big Lake Bank considers the majority of regular savings, demand, NOW and money market deposit accounts to be core deposits. At September 30, 2005, these core deposits comprised approximately 80.5% of consolidated total deposits, while certificates of deposits made up approximately 18% of deposit balances. Time deposits of $100,000 and more represented approximately 5.1% of the total deposit base at September 30, 2005. Geographically, the majority of the deposits are generated from Okeechobee, DeSoto, Glades, Hardee, Highlands, Hendry and St. Lucie Counties. Big Lake Bank does not accept brokered deposits.

Properties.

Big Lake Bank’s corporate office is located at 1409 South Parrott Avenue, Okeechobee, Florida 34974. Business is conducted through nine banking offices and three support facilities located in Okeechobee, DeSoto, Glades, Hardee, Highlands, Hendry Counties and St. Lucie Counties. The following table sets forth the location of each of the offices, the year the office was opened and the net book value (in thousands) of each office and related equipment.

				Net Book Value of Land,
	Date	Leased or		Buildings and Equipment
Location	Acquired	Owned		at September 30, 2005
				(In thousands)

Main Office 1409 South Parrott Avenue Okeechobee, Florida 34974	1986	Owned		$1,435
Branch 199 North US Highway 27 Lake Placid, Florida 33852	1995	Owned		290
Branch 300 South Berner Road Clewiston, Florida 33440	1998	Owned		513
Branch 6th Street and Highway 27 Moore Haven, Florida 33471	1998	Leased	(1)	25
Branch 17 North Lee Street LaBelle, Florida 33935	1998	Owned		435
Branch 1601 East Oak Street Arcadia, Florida 34266	1998	Owned		409
Branch 202 North 6th Avenue Wauchula, Florida 33874	1998	Leased	(2)	32
Operations Center Annex 3180 Highway 441 S.E. Okeechobee, Florida 34974	1999	Leased	(3)	39
Operations Center 1832 Highway 441 S.E. Okeechobee, Florida 34974	1992	Owned		926
Human Resources and Training Facility 107 S.W. 17th Street, Suite B Okeechobee, Florida 34974	1999	Leased	(4)	25
Branch 500 North Parrott Avenue Okeechobee, Florida 34972	2004	Owned		1,772
Branch 1352 SW St. Lucie West Blvd Port St. Lucie, Florida 34987	2003	Owned		1,572

(1)	Lease expires January 1, 2007.

(2)	Lease expires in 2008 and has one renewal option of five years.

(3)	Lease expired in 2004 and was renewed for five years.

(4)	Lease is on a month-to-month basis.

Competition

The banking industry in general, and the central Florida market in particular, is characterized by significant competition for both deposits and lending opportunities. In this market area, Big Lake Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, and various other nonbank competitors. Competition for deposits may have the effect of increasing the rates of interest paid on deposits, which would increase the cost of money and possibly reduce net earnings. Competition for loans may have the effect of lowering the rate of interest that can be charged on new loans, which would lower the return on invested assets and possibly reduce net earnings.

Many of the competitors in Big Lake Bank’s markets have been in existence for a significantly longer period of time, are larger and have greater financial and other resources and lending limits, and may offer certain services that Big Lake Bank does not provide at this time. However, the central Florida market presents an opportunity to provide tailor-made custom banking products and high-quality personal services through local offices which are not generally offered in Big Lake’s market area by the money center, super-regional and regional bank competitors. Big Lake Bank has used this strategy to capture a significant share of the professional market, entrepreneurs, and small to medium size commercial businesses in its markets by continuing to provide exceptional banking services to all customers.

Employees

As of September 30, 2005, Big Lake Bank had 114 full-time employees (including executive officers) and 5 part-time employees. The employees are not represented by a collective bargaining unit.

Legal Proceedings

Big Lake is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to their respective businesses. Management does not believe that there is any pending or threatened proceeding against us which, if determined adversely, would have a material adverse effect on Big Lake’s consolidated financial position.

Stock Ownership of Principal Shareholders, Management and Directors

The following table sets forth, as of September 30, 2005, the stock ownership by each of Big Lake’s directors and executive officers, by all directors and executive officers as a group and by other owners of more than 5% of the outstanding shares of Big Lake Stock.

	Number of		Percent
Shareholder	Shares Held		Owned

Edwin E. Walpole, III — Director & Chairman of the Board(1)	83,210		13.9382%
H. Gilbert Culbreth, Jr. — Director & Vice-Chairman of the Board(1)	67,290		11.2715%
Curtis S. Fry — Director(1)	44,015		7.3727%
Joe G. Mullins — Officer & Director(1)	21,217	(2)	3.5539%
John W. Abney, Sr. — Director(1)	12,302		2.0606%
Mary Beth Cooper — Director(1)	5,371		.8997%
Randall A. Jones — Director(1)	5,430		.9096%
John Boy, Jr. — Director(1)	3,601		.6032%
Bobby H. Tucker — Director(1)	2,919		.4890%
Robert E. Coker — Director(1)	2,267		.3797%
All Directors and Executive Officers as a group (13 persons)	247,622		41.4783%
Other Shareholders owning over 5%
Betty Kelly(3)	34,743		5.8196%

(1)	The address of the beneficial owner is 1409 S. Parrott Avenue, Okeechobee, Florida 34974.

(2)	Excludes options exercisable for 512 shares of Big Lake common stock.

(3)	The address of the beneficial owner is P.O. Box 176, Okeechobee, Florida 34973-0176.

Related Party Transactions

Certain directors and executive officers of Big Lake Financial Corporation, and their related interests, had loans outstanding in the aggregate amount of $7,254,000 at September 30, 2005. These loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other person not affiliated with Big Lake Bank and did not involve more than normal risks of collectability or present other unfavorable features. The prohibitions on certain extensions of credit to directors and executive officers contained in the Sarbanes-Oxley Act do not apply to any of these loans.

Market Prices of and Dividends Declared on Big Lake Common Stock

There is no established trading market for Big Lake common stock; transactions in the stock are privately negotiated between individuals. Big Lake attempts to facilitate private transactions by putting potential buyer and sellers in contact with each other. Therefore, no reliable information is available as to trades of such shares or the prices at which such shares have traded. Since its inception, Big Lake has not paid any cash dividends.

To the knowledge of Big Lake, the most recent trade of Big Lake Stock prior to November 22, 2005, the last day prior to public announcement that Seacoast and Big Lake had signed the merger agreement, was 100 shares at $50.00 per share on September 19, 2005. To the knowledge of Big Lake, the only trade since the announcement of the merger was for 162 shares of Big Lake Series A preferred stock at $60.00 per share on December 5, 2005.

The foregoing information regarding Big Lake common stock is provided for informational purposes only and, due to the absence of an active market for Big Lake shares, should not be viewed as indicative of the actual market value of Big Lake common stock.

REGULATORY ENFORCEMENT ACTIONS

Big Lake Bank and the OCC recently entered into a formal written agreement in response to consumer compliance and Bank Secrecy Act violations by Big Lake Bank cited by the OCC in Big Lake Bank’s most recent examination. Under the terms of the written agreement, Big Lake Bank is designated as in “troubled condition” which means it must notify the OCC at least 30 days prior to adding or replacing any directors, employing or changing the responsibilities of any senior executive officer.

As required by the written agreement, Big Lake Bank has appointed a Compliance Committee and is taking steps to correct reported violations of law and to implement written consumer compliance procedures, Bank Secrecy Act training, risk management, and compliance programs and related internal controls, subject to review by the OCC. Big Lake Bank is periodically reporting its progress to the OCC.

The formal agreement will not continue after the bank merger has been completed.

OTHER MATTERS

Big Lake’s management is not aware of any other matters to be brought before the special shareholders’ meeting. However, if any other matters are properly brought before the meeting, the persons named in the enclosed forms of proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.

LEGAL MATTERS

Alston & Bird LLP, Atlanta, Georgia, has rendered an opinion as to the validity of the shares of common stock that Seacoast will issue in the merger. Certain of the federal tax consequences of the merger will also be passed upon by Alston & Bird LLP.

Certain legal matters in connection with the merger will be passed upon for Big Lake by Smith Mackinnon, P.A., Orlando, Florida.

EXPERTS

The consolidated financial statements of Seacoast Banking Corporation of Florida as of December 31, 2004 and for the year then ended and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered certified public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses KPMG’s opinion that Seacoast Banking Corporation of Florida did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that management did not have controls designed to ensure that the documentation required by generally accepted accounting principles at the inception of a derivative transaction is properly maintained for the term of the respective derivative financial instrument. As a result of this deficiency and the resulting errors in accounting for derivative financial instruments, previously reported 2004 interim financial information was restated. These restatements were required to properly reflect changes in the estimated fair value of certain derivative financial instruments as a component of earnings in the period of change in estimated fair value.

The consolidated financial statements of Seacoast at December 31, 2003 and for each of the two years then ended, incorporated in this proxy statement-prospectus by reference to the Seacoast Annual Report on form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The financial statements of Big Lake Financial Corporation included in this proxy statement-prospectus as of and for the years ended December 31, 2004 and 2003 have been so included in reliance on the report of Hacker, Johnson & Smith, PA, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

IMPORTANT NOTICE FOR BIG LAKE SHAREHOLDERS

If you cannot locate your Big Lake Stock certificate(s), please contact Joe G. Mullins at Big Lake Financial Corporation, 1409 S. Parrott Avenue, Okeechobee, Florida 34974, telephone number (863) 467-4663. If you have misplaced your stock certificates, or if you hold certificates in names other than your own and wish to vote in person at the meeting, we encourage you to resolve those matters before the meeting.

Please do not send your Big Lake Stock certificates at this time.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Seacoast has filed a registration statement with the SEC that registers the shares of Seacoast Stock to be issued in the merger. This proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of Seacoast and a proxy statement of Big Lake for the meeting.

This proxy statement-prospectus does not contain all of the information in the registration statement. Please refer to the registration statement for further information about Seacoast and the Seacoast Stock to be issued in the merger. Statements contained in this proxy statement-prospectus concerning the provisions of certain documents included or incorporated in the registration statement are not necessarily complete. A complete copy of each document is filed as an exhibit to, or incorporated by reference into, the registration statement.

Seacoast files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website on the Internet that contains these documents and other information about Seacoast. The address of that Internet site is http://www.sec.gov. You may also read and copy any materials filed by Seacoast with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Seacoast’s common stock is listed on The Nasdaq National Market under the symbol “SBCF.” You may also inspect reports and other information that we file with the SEC at The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

Some of the important business and financial information about Seacoast that you may want to consider in deciding how to vote on the merger is not physically included in this proxy statement-prospectus. Instead, the information is “incorporated by reference” to documents Seacoast has filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement-prospectus. The following documents filed with the SEC are incorporated herein by this reference:

•	Seacoast’s Current Report on Form 8-K filed December 21, 2005;

•	Seacoast’s Current Report on Form 8-K filed December 1, 2005;

•	Seacoast’s Current Report on Form 8-K filed November 29, 2005.

•	Seacoast’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2005, June 30, 2005 and March 31, 2005 filed November 9, 2005, August 09, 2005 and May 10, 2005, respectively;

•	Seacoast’s Amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2005 filed August 19, 2005;

•	Seacoast’s Amended Annual Report on Form 10-K/A for the year ended December 31, 2004 filed September 27, 2005;

•	Seacoast’s Annual Report on Form 10-K for the year ended December 31, 2004 filed March 17, 2005;

•	Seacoast’s Current Reports on Form 8-K/A filed March 16, 2005;

•	the description of Seacoast Stock set forth in Seacoast’s registration statement filed under Section 12 of the Exchange Act, including all amendments or reports filed for the purpose of updating such description; and

•	all documents filed by Seacoast with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement-prospectus and prior to the earlier of the date of the Big Lake shareholders’ meeting or the date the merger agreement is terminated (specifically excluding any portions thereof that are furnished to, as opposed to filed with, the SEC) will be deemed to be incorporated by reference in this proxy statement-prospectus from the date they are filed.

The reports and other information filed by Seacoast with the SEC are also available at Seacoast’s internet website, http://www.seacoastbanking.net. Information on those web sites is not part of, or incorporated into this document.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement-prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also or is deemed to be incorporated by reference herein modifies or supersedes such statement.

BIG LAKE FINANCIAL CORPORATION
Okeechobee, Florida

FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Big Lake Financial Corporation
Okeechobee, Florida:

We have audited the accompanying consolidated balance sheets of Big Lake Financial Corporation and Subsidiary (the “Company”) at December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA

Tampa, Florida
March 25, 2005

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,
	2004	2003
	($ in thousands, except per share data)
Assets
Cash and due from banks	$16,007	$11,004
Federal funds sold	13,103	19,603

Total cash and cash equivalents	29,110	30,607
Securities available for sale	71,091	29,423
Securities held to maturity (fair value of $4,224 and $3,480)	4,097	3,335
Loans, net of allowance for losses of $2,215 and $2,033	180,466	162,726
Premises and equipment, net	7,046	5,447
Accrued interest receivable	1,179	855
Foreclosed assets	170	249
Deferred tax asset	731	580
Intangible assets	970	1,161
Federal Home Loan Bank and Federal Reserve Bank stock	554	969
Other assets	461	262

Total assets	$295,875	235,614

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	85,927	53,641
NOW deposits	73,354	65,242
Money-market deposits	22,495	13,261
Savings deposits	43,060	28,175
Time deposits	48,478	55,064

Total deposits	273,314	215,383
Borrowings	2,297	1,760
Accrued interest payable	183	216
Other liabilities	520	376

Total liabilities	276,314	217,735

Commitment and contingencies (Notes 4, 5, 10 and 16)
Stockholders’ equity:
Preferred stock, nonvoting, $1 par value, 500,000 shares authorized and unissued	—	—
Common stock, $.01 par value, 1,000,000 shares authorized 582,684 and 568,740 shares issued and outstanding	6	6
Additional paid-in capital	9,525	9,094
Retained earnings	10,174	8,784
Accumulated other comprehensive income (loss)	(144)	(5)

Total stockholders’ equity	19,561	17,879

Total liabilities and stockholders’ equity	$295,875	$235,614

See Accompanying Notes to Consolidated Financial Statements.

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Earnings

	Year Ended December 31,
	2004	2003
	($ in thousands, except per share data)

Interest income:
Loans	$9,914	$9,644
Securities	1,138	1,014
Federal funds sold	321	128

Total interest income	11,373	10,786

Interest expense:
Deposits	2,547	2,755
Other	17	9

Total interest expense	2,564	2,764

Net interest income	8,809	8,022
Provision for loan losses	270	60

Net interest income after provision for loan losses	8,539	7,962

Noninterest income:
Fees and service charges on deposits	1,687	1,964
Gain on sale of securities available for sale	35	—
Loan brokerage fees	134	136
Other fees for customer service and other income	673	400

Total noninterest income	2,529	2,500

Noninterest expense:
Salaries and employee benefits	3,855	3,569
Occupancy and equipment	1,298	1,183
Data processing	1,087	1,062
Telephone, postage and transportation	551	495
Stationary, printing and supplies	131	132
Professional fees	191	202
Advertising	152	132
Amortization of intangibles	231	231
Other	918	809

Total noninterest expenses	8,414	7,815

Earnings before income taxes	2,654	2,647
Income taxes	824	932

Net earnings	$1,830	$1,715

Earnings per share, basic and diluted	$3.16	$2.95

Weighted-average common shares outstanding for basic and diluted	579,217	580,512

See Accompanying Notes to Consolidated Financial Statements.

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Year Ended
	December 31,
	2004	2003
	(In thousands)

Cash flows from operating activities:
Net earnings	$1,830	$1,715
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	270	60
Depreciation and amortization	822	747
Provision (credit) for deferred income taxes	(66)	30
Net premium amortization and discount accretion	450	412
Gain on sale of securities available for sale	(35)	—
Gain on sale of foreclosed assets	(4)	(54)
Net writedown of foreclosed real estate	—	14
(Increase) decrease in accrued interest receivable	(324)	171
(Increase) decrease in other assets	(199)	542
Increase (decrease) in other liabilities and accrued interest payable	111	(191)

Net cash provided by operating activities	2,855	3,446

Cash flows from investing activities:
Securities available for sale:
Purchases	(76,964)	(39,608)
Proceeds from sales	2,035	—
Proceeds from maturities	29,875	32,000
Proceeds from principal repayments	2,768	1,881
Securities held to maturity:
Purchases	(783)	(638)
Proceeds from maturities	—	700
Proceeds from sale of foreclosed assets	281	282
Net increase in loans	(18,208)	(9,309)
Net purchases of premises and equipment	(2,230)	(1,192)
Redemption (purchase) of Federal Home Loan Bank stock	415	(241)

Net cash used in investing activities	(62,811)	(16,125)

Cash flows from financing activities:
Increase in deposits	57,931	21,209
Increase (decrease) in other borrowings	537	(287)
Cash paid for stock repurchase	—	(78)
Cash paid in lieu of fractional shares	(9)	(10)

Net cash provided by financing activities	58,459	20,834

Net (decrease) increase in cash and cash equivalents	(1,497)	8,155
Cash and cash equivalents, beginning of year	30,607	22,452

Cash and cash equivalents, end of year	$29,110	$30,607

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$2,581	$2,950

Cash paid during the year for income taxes	$913	$541

Noncash transactions:
Reclassification of loans to foreclosed real estate	$198	$574

Reclassification of foreclosed real estate to loans	$—	$83

Net change in unrealized gain on securities available for sale, net of tax	$(139)	$(185)

See Accompanying Notes to Consolidated Financial Statements.

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2004 and 2003

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Retained	Comprehensive	Stockholders’
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity
	($ in thousands)

Balance, December 31, 2002	557,172	$6	8,645	7,606	180	16,437

Comprehensive income:
Net earnings	—	—	—	1,715	—	1,715
Net change in net unrealized gains on securities available for sale, net of tax	—	—	—	—	(185)	(185)

Total comprehensive income						1,530

Stock dividend	13,612	—	527	(527)	—	—
Cash paid in lieu of fractional shares	—	—	—	(10)	—	(10)
Stock repurchase	(2,044)	—	(78)	—	—	(78)

Balance, December 31, 2003	568,740	6	9,094	8,784	(5)	17,879

Comprehensive income:
Net earnings	—	—	—	1,830	—	1,830
Net change in net unrealized gains on securities available for sale, net of tax	—	—	—	—	(139)	(139)

Total comprehensive income						1,691

Stock dividend	13,944	—	431	(431)	—	—
Cash paid in lieu of fractional shares	—	—	—	(9)	—	(9)

Balance, December 31, 2004	582,684	$6	9,525	10,174	(144)	19,561

See Accompanying Notes to Consolidated Financial Statements.

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements
December 31, 2004 and 2003 and the Years Then Ended

(1)	Summary of Significant Accounting and Reporting Policies

General.  Big Lake Financial Corporation (the “Holding Company”) is a financial holding company which owns 100% of the outstanding stock of Big Lake Bank (the “Bank”), collectively the “Company”. The Holding Company’s primary business activity is the operations of the Bank. The Bank is a nationally-chartered commercial bank. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation. The Bank, through nine banking offices, an operations center, and a human resources annex provides a variety of banking services to individuals and businesses located primarily in Okeechobee, Highlands, Glades, Hardee, Hendry, St. Lucie and DeSoto Counties, Florida. The Company operates in only one reportable industry segment: banking.

Basis of Presentation.  The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry.

Estimates.  The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents.  For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks and federal funds sold, all of which mature within ninety days.

The Company is required under Federal Reserve Board regulations to maintain reserves, generally consisting of cash or noninterest-earning accounts, against its transaction accounts. At December 31, 2004, balances maintained as reserves were approximately $472,000.

Securities.  The Company may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity or the call date, as applicable.

Loans.  Loans management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or capitalized costs.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

Allowance for Loan Losses.  The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and Equipment.  Land is stated at cost. Buildings and leasehold improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization computed using the straight-line method over the estimated useful life of the related asset or remaining term of the lease, whichever is shorter.

Range of
Asset Category	Depreciable Lives

Buildings	30 years
Furniture, fixtures and equipment	3-7 years
Leasehold improvements	3-10 years

Foreclosed Assets.  Foreclosed assets acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of the related loan balance or the fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations are included in the consolidated statements of earnings.

Intangible Assets.  Intangible assets consist of core deposit premium and goodwill. Goodwill resulted from the purchase of certain businesses and represents the excess of the acquisition cost over the fair value of the net assets acquired. Core deposit premium is amortized using the straight-line method over ten years.

Accounting principles generally accepted in the United States of America require goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Furthermore, purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Core deposit intangibles are being amortized over ten years.

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

Based on the impairment tests performed, there was no impairment of goodwill in fiscal year 2004 and 2003. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Off-Balance-Sheet Financial Instruments.  In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of unfunded loan commitments, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Transfers of Financial Assets.  Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes.  Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

Fair Values of Financial Instruments.  The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents.  The carrying amounts of cash and cash equivalents approximate their fair value.

Securities.  Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank Stock and Federal Reserve Bank Stock.  The carrying Federal Home Loan Bank and Federal Reserve Bank stock approximates their fair values.

Loans.  For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued Interest.  The carrying amounts of accrued interest receivable approximate their fair value.

Deposits.  The fair values disclosed for demand deposits, savings, money-market and NOW accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Borrowings.  The carrying amount of customer repurchase agreements purchased approximates fair value.

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

Off-Balance-Sheet Financial Instruments.  Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Earnings Per Share.  Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. All per share amounts have been presented to reflect stock dividends declared on February 18, 2004 and February 19, 2003. At December 31, 2004 and 2003 and for the years then ended, there were no dilutive securities.

Advertising.  The Company expenses advertising costs as incurred.

Comprehensive Income.  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings, are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows (in thousands):

	Year Ended
	December 31,
	2004	2003

Holding losses on available-for-sale securities	$(259)	$(296)
Gains realized in earnings	35	—

Net unrealized (loss) gain	(224)	(296)
Income taxes	(85)	(111)

Net amount	$(139)	$(185)

Reclassification of Accounts.  Certain items in the financial statements for 2003 have been reclassified to conform to the classifications used for the current year.

Recent Pronouncements.  In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 also prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate that the adoption of SOP 03-3 will have a material impact on its consolidated financial condition or result of operations.

In March 2004, the Emerging Issues Task Force reached a consensus on Issue 03-1, “Meaning of Other Than Temporary Impairment” (Issue 03-1). The Task Force reached a consensus on an other-than-temporary impairment model for debt and equity securities accounted for under Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, and required certain additional financial statement disclosures. The implementation of the “Other — Than-Temporary Impairment” component of this consensus has been postponed. Management cannot determine the effect of the adoption of this guidance on the Company’s consolidated financial condition or results of operations.

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-an Amendment to APB Opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. The Statement is effective for fiscal periods beginning after June 15, 2005. Management believes this Statement will not have a material effect on the Company’s consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share Based Payment.” This Statement requires a nonpublic entity to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options and warrants, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Nonpublic entities, such as the Company shall apply this Statement prospectively to new awards and to awards modified, repurchased or cancelled beginning the first interim or annual period after December 15, 2005. Management has not determined the effect this Statement will have on the Company’s consolidated financial statements.

(2)	Securities

Securities have been classified according to management’s intention. The amortized cost and estimated fair value of securities are as follows (in thousands):

	December 31, 2004				December 31, 2003
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

Available for Sale:
U.S. Government agency securities	$62,609	$38	$(159)	$62,488	$20,927	$81	$(35)	$20,973
Mutual funds	4,000	—	(76)	3,924	4,000	—	(36)	3,964
Mortgage-backed securities	4,713	8	(42)	4,679	4,503	6	(23)	4,486

	$71,322	$46	$(277)	$71,091	$29,430	$87	$(94)	$29,423

Held to Maturity:
Obligations of states and municipalities	$4,097	$146	$(19)	$4,224	$3,335	$158	$(13)	$3,480

At December 31, 2004 and 2003, securities with carrying value of approximately $19.2 million and $7.4 million, respectively, were pledged to secure public fund deposits and borrowings.

The scheduled maturities of securities available for sale at December 31, 2004 are as follows (in thousands).

	Securities		Securities
	Available for Sale		Held to Maturity
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value

Due from one-to-five years	$62,609	$62,488	$50	$51
Due from five-to-ten years	—	—	1,617	1,701
Due after ten years	—	—	2,430	2,472
Mutual funds	4,000	3,924	—	—
Mortgage-backed securities	4,713	4,679	—	—

	$71,322	$71,091	$4,097	$4,224

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

During the year ended December 31, 2003, no securities available for sale were sold. Sales of securities available for sale during the year ended December 31, 2004 is summarized as follows (in thousands):

Year Ended
December 31,
2004

Gross proceeds	$2,035

Gross realized gains	35
Gross realized losses	—

Net realized gain	$35

Securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows (in thousands):

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value

Securities available for sale:
U.S. Government agencies	$(150)	$42,097	$(14)	$986
Mortgage-backed securities	(22)	1,734	(15)	921
Mutual funds	—	—	(76)	3,924

Total	$(172)	$43,831	$(105)	$5,831

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized losses on investment securities were caused by interest rate changes. It is expected that the securities would not be settled at a price less than the par value of the investments. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(3)	Loans

The components of loans were as follows (in thousands):

	December 31,
	2004	2003

Real estate mortgage loans	$146,899	$142,801
Consumer and credit card loans	18,361	13,376
Commercial and all other loans	17,425	8,582

Total loans	182,685	164,759
Deduct:
Deferred loan fees	4	—
Allowance for loan losses	2,215	2,033

	$180,466	$162,726

The following is a summary of activity in the allowance for loan losses (in thousands):

	Year Ended
	December 31,
	2004	2003

Balance, beginning of year	$2,033	$1,987
Provision for loan losses	270	60
Loans charged-off, net of recoveries	(88)	(14)

Balance, end of year	$2,215	$2,033

Impaired loans, all collateral dependent, were as follows (in thousands):

	Year Ended December 31,
	2004	2003

Average balance during year	$28	$159
Balance at end of year with related allowance for losses	$14	$88
Total related allowance for losses	$2	$24
Interest income recognized on impaired loans	$1	$20
Interest income received on impaired loans	$1	$16

Nonaccrual and accruing past due loans were as follows (in thousands):

	At December 31,
	2004	2003

Nonaccrual loans	$385	$721
Past due ninety days or more, but still accruing	60	—

	$445	$721

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

(4)	Premises and Equipment

Premises and equipment are summarized as follows (in thousands):

	December 31,
	2004	2003

Land	$2,318	$2,318
Buildings	4,647	3,133
Furniture, fixtures and equipment	4,051	3,337
Leasehold improvements	612	610

Total	11,628	9,398
Less accumulated depreciation and amortization	(4,582)	(3,951)

Premises and equipment, net	$7,046	$5,447

The Company leases certain facilities under noncancelable operating leases. Rent expense for the above leases was approximately $155,000 and $154,000 for the years ended December 31, 2004 and 2003, respectively. Minimum future rental payments under these leases as of December 31, 2004, are as follows (in thousands):

Year Ending
December 31,	Amount

2005	$251
2006	114
2007	117
2008	67
2009	9

$558

The Company opened two banking offices during 2004. In addition, the Company closed one branch office, but is remodeling the leased space to use for an additional operations center. The new operations center will replace a smaller leased operations facility.

(5)	Deposits and Economic Dependence

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $12.8 million and $13.1 million at December 31, 2004 and 2003, respectively.

At December 31, 2004, the scheduled maturities of time deposits are as follows (in thousands):

Year Ending
December 31,	Amount

2005	$34,496
2006 and 2007	10,878
2008 and 2009	3,104

$48,478

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

Included in the deposits are deposits from three public entities. The deposits and collateral are as follows (in thousands):

	December 31,
	2004	2003

Public funds on deposit	$52,049	$50,764

Collateral:
Securities at fair value	$17,202	$4,380

Letter of credit (1)	$30,000	$30,000

(1)	The letter of credit was issued by the Federal Home Loan Bank and is collateralized by a blanket lien on the Company’s qualifying first mortgage, one-to-four family residential loans.

(6)	Borrowings

The Company enters into repurchase agreements (“Borrowings”) with its customers. The agreements require the Company to pledge securities as collateral for borrowings. At December 31, 2004 and 2003, the outstanding balances of such borrowings totaled $2.3 million and $1.8 million, respectively and the Company pledged securities with a carrying value of approximately $2.0 million and $3.0 million as collateral for the agreements.

(7)	Employee Benefit Plan

The Company sponsors a 401 (k) Profit Sharing Plan that covers substantially all employees. The Company contributions under this plan are made at the discretion of the Board of Directors. During 2004 and 2003, the employer contribution amounted to 50% of a participant’s contributions, subject to a maximum of 3% of the participant’s salary. Expense related to this plan for 2004 and 2003 totaled approximately $56,000 and $50,000, respectively.

(8)	Income Taxes

Allocation of income taxes (credit) is as follows (in thousands):

	Year Ended
	December 31,
	2004	2003

Current:
Federal	$834	$761
State	56	141

	890	902

Deferred:
Federal	(56)	26
State	(10)	4

	(66)	30

Income taxes	$824	$932

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

The reason for the differences between the statutory Federal income tax rate and the effective rate are summarized as follows ($ in thousands):

	Year Ended December 31,
	2004		2003
		% of		% of
		Pretax		Pretax
	Amount	Earnings	Amount	Earnings

Income taxes computed at statutory rate	$902	34.0%	$900	34.0%
Increase (decrease) resulting from:
State tax — net of Federal income tax benefit and state income tax credits	30	1.1	96	3.6
Tax exempt income	(68)	(2.6)	(60)	(2.3)
Other	(40)	(1.5)	(4)	(.1)

Income taxes	$824	31.0%	$932	35.2%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	At December 31,
	2004	2003

Deferred tax assets:
Allowance for loan losses	$771	$690
Unrealized loss on available for sale securities	87	2
Intangible assets	187	183
Other	4	19

Deferred tax assets	1,049	894
Deferred tax liability —
Accumulated depreciation	(318)	(314)

Net deferred tax asset	$731	$580

(9)	Related Party Transactions

The Bank enters into transactions with its directors, executive officers, significant stockholders, and their affiliates. Such transactions are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Following is a summary (in thousands):

	Year Ended
	December 31,
	2004	2003

Loans:
Beginning of year balance	$5,299	$5,423
Additions	2,176	1,938
Reductions	(844)	(2,062)

End of year balance	$6,631	$5,299

Unfunded loan commitments at year end	$415	$333

Deposits at year end	$3,613	$2,951

(10)	Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

(11)	Credit Risk

Substantially all of the Company’s loans, commitments, and commercial and standby letters of credit have been granted to customers in its market area. Letters of credit were granted to commercial borrowers. The Bank does not have any significant concentrations to any one industry or customer.

(12)	Regulatory Capital

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the regulatory authorities categorized the Bank as well capitalized. An institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the notification that

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and percentages are presented in the following table ($ in thousands).

					To Be Well
					Capitalized Under
					Prompt Corrective
	Actual		For Capital Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2004:
Total Capital To Risk-Weighted Assets:
Big Lake Financial Corporation	$20,654	12.73%	$12,980	8.00%	N/A	N/A
Big Lake National Bank	21,148	12.85	13,164	8.00	$16,455	10.00%
Tier 1 Capital To Risk-Weighted Assets:
Big Lake Financial Corporation	18,659	11.50	6,490	4.00	N/A	N/A
Big Lake National Bank	19,089	11.60	6,582	4.00	9,873	6.00
Tier 1 Capital To Average Assets:
Big Lake Financial Corporation	18,659	6.37	11,722	4.00	N/A	N/A
Big Lake National Bank	19,089	6.51	11,722	4.00	14,652	5.00
As of December 31, 2003:
Total Capital To Risk-Weighted Assets:
Big Lake Financial Corporation	18,473	13.36	11,062	8.00	N/A	N/A
Big Lake National Bank	17,800	12.92	11,022	8.00	13,777	10.00
Tier 1 Capital To Risk-Weighted Assets:
Big Lake Financial Corporation	16,747	12.11	5,531	4.00	N/A	N/A
Big Lake National Bank	16,074	11.66	5,511	4.00	8,266	6.00
Tier 1 Capital To Average Assets:
Big Lake Financial Corporation	16,747	7.39	9,065	4.00	N/A	N/A
Big Lake National Bank	16,074	7.10	9,055	4.00	11,320	5.00

(13)	Stock Dividends

On February 18, 2004, the Company’s Board of Directors declared a stock dividend payable at a rate of 2.5% of shares issued and outstanding to stockholders of record on February 27, 2004, payable on or before April 1, 2004. Cash in lieu of fractional shares was paid at the rate of $31.57 per share, which was the estimated fair market value at that time. The total cash paid in lieu of fractional shares amounted to approximately $9,000.

On February 19, 2003, the Company’s Board of Directors declared a stock dividend payable at a rate of 2.5% of shares issued and outstanding to stockholders of record on February 28, 2003, payable on or before April 1, 2003. Cash in lieu of fractional shares was paid at the rate of $29.50 per share, which was the estimated fair market value at that time. The total cash paid in lieu of fractional shares amounted to approximately $8,000.

(14)	Employment Agreement

The Company entered into an employment agreement with its Executive Vice President and Chief Administrative Officer that includes provisions for the grant of stock options based upon agreed upon goals, a noncompete agreement, and other compensation and benefits in the event of a change in ownership of the

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

Company. This agreement is renewable annually. As of December 31, 2004, no stock options have been granted under the terms of this agreement.

(15)	Preferred Stock

The Company’s articles of incorporation authorize up to 500,000 shares of nonvoting preferred stock at $1 par value. The Board of Directors are further authorized to establish designations, powers, preferences, rights, and other terms for preferred stock by resolution. The Board of Directors, designated 2,000 shares as Redeemable Preferred Stock, Series 1 (“Series 1”). Series 1 shares have no voting or conversion rights and pay no dividends. However, Series 1 shares have preference on liquidation at the rate of $10 per share after January 1, 1987. No shares of preferred stock, including Series 1 shares, have been issued.

(16)	Financial Instruments

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At December 31,		At December 31,
	2004		2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets:
Cash and cash equivalents	$29,110	$29,110	$30,607	$30,607
Securities	75,188	75,315	32,758	32,903
Loans	180,466	180,125	162,726	162,398
Accrued interest receivable	1,179	1,179	855	855
Federal Home Loan Bank and Federal Reserve Bank stock	554	554	969	969
Financial liabilities:
Deposits	273,314	267,681	215,383	216,318
Other borrowings	2,297	2,297	1,760	1,760

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are loan commitments, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unfunded loan commitments, available lines of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Standby letters-of-credit are conditional lending commitments issued by the Company to guarantee the performance of a customer to a third party and to support private borrowings arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending credit. The Company may hold collateral supporting those commitments.

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

Loan commitments, unused lines of credit and standby letters of credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments, with off-balance-sheet risk follows at December 31, 2004 (in thousands):

		Estimated
	Contract	Carrying	Fair
	Amount	Amount	Value

Loan commitments	$16,295	—	—

Unused lines of credit	$4,874	—	—

Standby letters of credit	$38	—	—

(17)	Parent Company Only Financial Information

Condensed financial statements for the Holding Company are presented below (in thousands):

Condensed Balance Sheets

	December 31,
	2004	2003

Assets
Cash and cash equivalents	$167	$189
Investment in subsidiary bank	19,991	17,206
Land and Building	—	440
Other assets	57	44

Total	$20,215	17,879

Liabilities and Stockholders’ Equity
Liabilities	654	—
Stockholders’ equity	19,561	17,879

Total	$20,215	17,879

Condensed Statements of Earnings

	Year Ended
	December 31,
	2004	2003

Equity in net earnings of subsidiary bank	$1,845	$1,738
Other income	48	56
Other expenses	(63)	(79)

Net earnings	$1,830	1,715

BIG LAKE FINANCIAL CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements — (Continued)

Condensed Statements of Cash Flows

	Year Ended
	December 31,
	2004	2003

Cash flows from operating activities:
Net earnings	$1,830	$1,715
Adjustment to reconcile net earnings to net cash used in operating activities:
Depreciation	15	19
Equity in undistributed earnings of subsidiary	(1,845)	(1,738)
Other	(13)	(23)

Net cash used in operating activities	(13)	(27)

Cash flows from financing activities:
Cash paid in lieu of fractional shares	(9)	(10)
Cash paid for stock repurchase	—	(78)

Net cash used in financing activities	(9)	(88)

Decrease in cash and cash equivalents	(22)	(115)
Cash and cash equivalents at beginning of year	189	304

Cash and cash equivalents at end of year	$167	$189

(18)  Subsequent Events

Termination of SEC Registration.  On March 24, 2005, the Company filed a Form 15 with the Securities and Exchange Commission (“SEC”), terminating its SEC filing obligations. The Company will no longer file periodic reports with the SEC.

Regulatory Enforcement Actions (Unaudited).  On October 19, 2005 the board of directors of the Bank entered into a formal written agreement with the Comptroller of the Currency (“OCC”) in response to consumer compliance and Bank Secrecy Act violations by the Bank as cited by the OCC during the Bank’s most recent examination. The OCC Report of Examination was conducted during February 2005 and evaluated the Bank’s operating environment primarily during 2004. The violations cited by the OCC in this examination were in the process of being corrected, or had been fully corrected prior to execution of the formal agreement.

According to the terms of the formal agreement, the Bank is designated as in “troubled condition” which means it must notify the OCC at least thirty days prior to adding or replacing any directors, employing or changing the responsibility of any senior executive officer. In response to the agreement, the board of directors of the Bank has appointed a Compliance Committee and has implemented written consumer compliance procedures, Bank Secrecy Act compliance programs and internal controls as required to correct the violations noted by the OCC. Further, the agreement requires that the board of directors of the Bank submit a quarterly progress report to the OCC on the status of actions taken as needed to achieve full compliance with each Article of the Agreement.

Proposed Merger (Unaudited).  On November 22, 2005, the Company’s board of directors voted unanimously to approve and adopt a merger agreement between the Company and Seacoast Banking Corporation of Florida. Under the terms of the agreement, the shareholders of the Company will receive shares of Seacoast common stock in exchange for their shares of the Company. Seacoast will be the surviving bank holding company, and the Bank will be merged into Seacoast’s subsidiary, First National Bank & Trust Company of the Treasure Coast. The merger requires both regulatory and shareholder approvals.

Appendix A

AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
SEACOAST BANKING CORPORATION OF FLORIDA
AND
BIG LAKE FINANCIAL CORPORATION
Dated as of November 22, 2005

A-i

A-ii

A-iii

LIST OF EXHIBITS

Exhibit
Number	Description

1	Form of Bank Plan of Merger
2	Form of Support Agreement
3	Form of Affiliate Agreement
4	Form of Employment Agreement
5	Form of Director’s Agreement
6	Form of Claims Letter

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of November 22, 2005 is by and between Seacoast Banking Corporation of Florida, a Florida corporation (“Buyer”) and Big Lake Financial Corporation, a Florida corporation (“Seller”).

Preamble

The respective Boards of Directors of Buyer and Seller have determined that the transactions described herein are in the best interests of the Parties to this Agreement and their respective shareholders. This Agreement provides for the acquisition of Seller by Buyer pursuant to the merger of Seller with and into Buyer (the “Merger”). The transactions described in this Agreement are subject to the approvals of the shareholders of Seller, the Board of Governors of the Federal Reserve System or its delegee (the “Federal Reserve”), the Office of the Comptroller of the Currency (“OCC”) and the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that the Merger, for federal income tax purposes, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Certain capitalized terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

Transactions and Terms of Merger

1.1  Merger

Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Seller shall be merged with and into Buyer, in accordance with the provisions of, and with the effect provided in Sections 607.1101, 607.1103, 607.1105, 607.1106 and 607.1108 of the Florida Business Corporation Act (the “FBCA”), and Buyer shall be the Surviving Company resulting from the Merger. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Seller and Buyer.

1.2  Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 9:00 A.M. Eastern Time on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M. Eastern Time), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The date on which the Closing occurs is herein called the “Closing Date.” The Closing shall be held at such location as may be mutually agreed upon by the Parties.

1.3  Bank Merger

Big Lake National Bank (“Big Lake”), a national banking association that is a wholly owned subsidiary of Seller, shall be merged (the “Bank Merger”) with and into First National Bank & Trust Company of the Treasure Coast (“First National”), a national banking association that is a wholly owned subsidiary of Buyer, in accordance with the provisions of, and with the effect provided in, 12 U.S.C. 215a on terms and subject to the provisions of the Bank Plan of Merger (the “Bank Plan” ), attached hereto as Exhibit 1. The Bank Plan shall be executed and the transactions contemplated therein shall be consummated at such time as Buyer directs, which shall be simultaneous with the effective time of the Merger or on such later date as Buyer may direct. Seller, as sole shareholder of Big Lake, shall vote all shares of capital stock of Big Lake in favor of the Bank Plan and the Bank Merger provided therein.

1.4  Restructuring of the Merger

Buyer shall have the right to revise the structure of the Merger and other transactions herein contemplated in order to assure that the Merger, for federal income tax purposes, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code or to substitute an interim national bank that is wholly owned by Buyer (“Interim”) for First National as the entity into which Big Lake merges, provided, that no such revision to the structure of the Merger shall result in (i) any changes in the amount or type of the consideration which the holders of shares of Seller Common Stock are entitled to receive under this Agreement, or (ii) would unreasonably impede or delay consummation of the Merger. Buyer may exercise this right of revision by giving written notice to Seller in the manner provided in Section 11.8, which notice shall be in the form of an amendment to this Agreement.

1.5  Effective Time

The Merger and other transactions contemplated by this Agreement shall become effective on the date and time the Articles of Merger (the “Articles of Merger”) reflecting the Merger shall become effective with the Secretary of State of the State of Florida (the “Effective Time”) and the Bank Merger shall become effective on the date specified by the Buyer. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger and the Bank Merger (except to the extent Buyer elects to effect the Bank Merger after the Effective Time, and (ii) the date on which the shareholders of Seller approve this Agreement to the extent such approval is required by applicable Law, or (iii) such later date within 30 days thereof as may be specified by Buyer.

ARTICLE 2

Terms of Merger

2.1  Charter.

The Articles of Incorporation of Buyer in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Company until duly amended or repealed.

2.2  Bylaws.

The Bylaws of the Buyer in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Company until duly amended or repealed.

2.3  Directors and Officers.

The directors of Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Company from and after the Effective Time in accordance with the Bylaws of the Surviving Company. The officers of Buyer in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Company from and after the Effective Time in accordance with the Bylaws of the Surviving Company.

ARTICLE 3

Manner of Converting Shares

3.1  Conversion of Shares.

Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the Parties to this Agreement or the shareholders of any of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a) Each share of capital stock of Buyer issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time, which shall include all shares of Seller Series A Preferred Stock which shall be converted automatically pursuant to their terms on a one-for-one basis into shares of Seller Common Stock immediately prior to the Effective Time, except for shares of Seller Common Stock held by Seller or Buyer (other than shares of Seller Common Stock (x) held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties (any such shares, and shares of Buyer Common Stock which are similarly held, whether held directly or indirectly by Seller or Buyer, being referred to herein as “Trust Account Shares”) or (y) held on account of a debt previously contracted (any such shares of Seller Common Stock, and shares of Buyer Common Stock which are similarly held directly or indirectly by Seller or Buyer, being referred herein as “DPC Shares”)), shall be converted, in accordance with the procedures set forth in Article 4 and subject to Section 3.1(d) and Section 3.2, into the right to receive a number of shares of Buyer Common Stock equal to the quotient of (x) 1,775,000 less the number of shares issuable pursuant to the Option Settlement Payments (as hereinafter defined), divided by (y) the number of shares of Seller Common Stock issued and outstanding at the Effective Time assuming the conversion of all shares of Seller Series A Preferred Stock on a one-for-one basis into Seller Common Stock (the “Exchange Ratio”). The aggregate merger consideration, including Option Settlement Payments, shall not exceed 1,775,000 shares of Buyer Common Stock (the “Merger Consideration”).

(c) All of the shares of Seller Common Stock converted into the right to receive the Merger Consideration pursuant to this Article 3 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Seller Common Stock (each, a “Seller Stock Certificate”) shall thereafter represent only the right to receive without interest (i) the number of whole shares of Buyer Common Stock, and (ii) cash in lieu of fractional shares, into which the shares of Seller Common Stock represented by such Seller Stock Certificate have been converted pursuant to this Section 3.1 and Section 3.3.

(d) If, between the date of this Agreement and the Effective Time, the outstanding shares of Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio payable pursuant to this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Seller Common Stock that are held by Seller or Buyer (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist and no Merger Consideration shall be payable or delivered in exchange therefor. All shares of Buyer Common Stock that are held by Seller (other than Trust Account Shares and DPC Shares) shall become treasury stock of Buyer.

3.2  Dissenting Shareholders.

Any holder of shares of Seller Common Stock or Seller Series A Preferred Stock who perfects such holder’s appraisal rights in accordance with and as contemplated by Sections 607.1301 through 607.1333 of the FBCA shall be entitled to receive from the Surviving Company the value of such shares as to which dissenters rights have been perfected (“Appraisal Shares”) in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with all applicable provisions of such Law, and surrendered to Seller the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Seller fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of, and payment for, such holder’s Appraisal Shares, Buyer or the Surviving Company shall issue and deliver the consideration to which such holder of shares of Seller Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing such shares of Seller Common Stock or Seller Series A Preferred Stock held by such holder.

3.3  Fractional Shares.

Notwithstanding any other provision of this Agreement, each holder of shares of Seller Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by the market value of one share of Buyer Common Stock at the Effective Time. The market value of one share of Buyer Common Stock at the Effective Time shall be the last sale price of such common stock on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Buyer) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares.

3.4  Conversion of Stock Options.

Each option or Equity Right to purchase shares of Seller Common Stock pursuant to stock options granted by Seller under the Seller Stock Plans in existence and in effect prior to the date of this Agreement and outstanding and unexercised at the Effective Time (“Seller Options”), whether or not such options are then exercisable, shall to the extent not previously exercised, be canceled and shall have no further force and effect. At the Effective Time, each such Seller Option shall no longer represent the right to purchase shares of Seller Common Stock or to receive any consideration pursuant to this Agreement or to the Merger.

ARTICLE 4

Exchange of Shares

4.1  Exchange Procedures.

(a) Promptly after the Effective Time, Buyer shall make available to Buyer’s transfer agent or another exchange agent selected by Buyer (the “Exchange Agent”) for exchange in accordance with this Section 4.1 the shares of Buyer Common Stock issuable as Merger Consideration, pursuant to this Agreement and the total Option Settlement Payments. Promptly after the Effective Time, Buyer and Seller shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which represented shares of Seller Common Stock immediately prior to the Effective Time (the “Certificates”) appropriate transmittal materials and instructions (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent). The Certificate or Certificates of Seller Common Stock so delivered shall be duly endorsed with signatures guaranteed as the Exchange Agent may require. In the event of a transfer of ownership of shares of Seller Common Stock represented by Certificates that are not registered in the transfer records of Seller, the consideration provided in Section 3.1 may be issued to a transferee if the Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid together with signatures guaranteed. If any Certificate or Seller Option award agreement shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate or award agreement to be lost, mislaid, stolen or destroyed, (ii) such bond, security or indemnity as Buyer and the Exchange Agent may reasonably require, and (iii) any other documents necessary to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate or award agreement shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. The Buyer shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the consideration provided in Section 3.1.

(b) After the Effective Time, each holder of shares of Seller Common Stock (other than shares to be canceled pursuant to Section 3.1(e) or Appraisal Shares) and each holder of Seller Options issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares or the award agreement evidencing such Seller Options, to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefore the consideration provided in Section 3.1, together with all undelivered dividends or distributions in respect of such shares of Seller Common Stock (without interest thereon) pursuant to this Section 4.1. To the extent required by Section 3.3, each holder of shares of Seller Common Stock or Seller Options issued and outstanding at the Effective Time also shall receive, upon surrender of the Certificate or Certificates or Seller Option award agreements, as the case may be, cash in lieu of any fractional share of Buyer Common Stock to which such holder may be otherwise entitled (without interest). Buyer shall not be obligated to deliver the consideration to which any former holder of Seller Common Stock or Seller Options is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates or Seller Option award agreements, as the case may be, for exchange as provided in this Section 4.1.

(c) Each of Buyer, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Seller Common Stock or Seller Options such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that any amounts are so withheld by Buyer, the Surviving Company or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Seller Common Stock or Seller Options in respect of which such deduction and withholding was made by Buyer, the Surviving Company or the Exchange Agent, as the case may be.

(d) Any other provision of this Agreement notwithstanding, none of Buyer, the Surviving Company or the Exchange Agent shall be liable to a holder of Seller Common Stock or Seller Options for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law. Adoption of this Agreement by the shareholders of Seller shall constitute ratification of the appointment of the Exchange Agent.

4.2	Rights of Former Seller Shareholders.

At the Effective Time, the stock transfer books of Seller shall be closed and no transfer of Seller Common Stock by any holder of such shares prior to the Effective Time shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing shares of Seller Common Stock (other than shares to be canceled pursuant to Sections 3.1(e) or which are Dissenters Shares shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration provided in Article 3 in exchange therefore. To the extent permitted by applicable provisions of the FBCA, former shareholders of record of Seller shall be entitled to vote after the Effective Time at any meeting of Buyer shareholders the number of whole shares of Buyer Common Stock into which their respective shares of Seller Common Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Buyer Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Buyer on the Buyer Common Stock, the record date for which is after the Effective Time, the declaration shall include dividends or other distributions on all shares of Buyer Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Buyer Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate until such holder surrenders such Certificate for exchange as provided in Section 4.1. However, upon surrender of such

Certificate, the Buyer Common Stock certificate (together with all such undelivered dividends or other distributions without interest) shall be delivered and paid with respect to each share of Seller Common Stock represented by such Certificate.

ARTICLE 5

Representations and Warranties of Seller

Seller hereby represents and warrants to Buyer as follows:

5.1	Organization, Standing, and Power.

Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Florida, and has the entity power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Seller is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect. The minute book and other organizational documents for Seller have been made available to Buyer for its review and, except as disclosed in Section 5.1 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors (including any committees of the Board of Directors) and shareholders thereof.

5.2	Authority of Seller; No Breach by Agreement.

(a) Seller has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of this Agreement and the Merger by Seller’s shareholders in accordance with this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Seller, subject to the approval of this Agreement by the holders of two-thirds of the outstanding shares of Seller Common Stock as contemplated by Section 8.1, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by Seller. Subject to such requisite shareholder approval, this Agreement represents a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Seller’s Articles of Incorporation or Bylaws or the certificate or articles of incorporation or bylaws of any Seller Subsidiary or any resolution adopted by the board of directors or the shareholders of any Seller Entity, or (ii) except as disclosed in Section 5.2 of the Seller Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Seller Entity under, any Contract or Permit of any Seller Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Seller Entity or any of their respective material Assets (including any Buyer Entity or any Seller Entity becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Buyer Entity or any Seller Entity being reassessed or revalued by any Regulatory Authority).

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Seller of the Merger and the other transactions contemplated in this Agreement.

5.3	Capital Stock.

(a) The authorized capital stock of Seller consists of (i) 1,000,000 shares of Seller Common Stock, of which 576,709 shares are issued and outstanding as of the date of this Agreement and (ii) 500,000 shares of Seller Preferred Stock, of which 20,283 shares of Seller Series A Preferred Stock are issued and outstanding. There are currently Seller Options on 1,000 shares of Seller Common Stock, and up to an additional 3,000 Seller Options have been accrued and may be granted as provided in Section 7.2(d). Assuming that none of the issued and outstanding Seller Options are exercised, not more than 596,992 of Seller Common Stock shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of Seller are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Seller has been issued in violation of any preemptive rights of the current or past shareholders of Seller. Other than shares of Seller Common Stock and Seller Series A Preferred Stock, Seller has no authorized, issued or outstanding shares of capital stock.

(b) Except for the 1,000 Seller Options issued and outstanding as disclosed in Section 5.3(b) of the Seller Disclosure Memorandum, there are no shares of capital stock or other equity securities of Seller outstanding and no outstanding Equity Rights relating to the capital stock of Seller. Except as specifically contemplated by this Agreement, no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Equity Right for the purchase, subscription or issuance of any securities of Seller.

5.4	Seller Subsidiaries.

Seller has disclosed in Section 5.4 of the Seller Disclosure Memorandum each of the Seller Subsidiaries, that is a corporation (identifying its jurisdiction of incorporation, each jurisdiction in which it is qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and each of the Seller Subsidiaries that is a general or limited partnership, limited liability company, or other non-corporate entity (identifying the form of organization and the Law under which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 5.4 of the Seller Disclosure Memorandum, Seller owns, directly or indirectly all of the issued and outstanding shares of capital stock (or other equity interests) of each Seller Subsidiary. No capital stock (or other equity interest) of any Seller Subsidiary is or may become required to be issued (other than to another Seller Entity) by reason of any Equity Rights, and there are no Contracts by which any Seller Subsidiary is bound to issue (other than to another Seller Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Seller Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Seller Subsidiary (other than to another Seller Entity). There are no Contracts relating to the rights of any Seller Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Seller Subsidiary. All of the shares of capital stock (or other equity interests) of each Seller Subsidiary are fully paid and nonassessable and are owned directly or indirectly by the Seller free and clear of any Lien. Except as disclosed in Section 5.4 of the Seller Disclosure Memorandum, each Seller Subsidiary is a corporation, limited liability company, limited partnership or limited liability partnership, and each such Subsidiary is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate or entity power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Seller Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect. The minute book and other organizational documents for each Seller Subsidiary have been made available to Buyer for its review, and, except as disclosed in Section 5.4 of the Seller Disclosure

Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

5.5	Exchange Act Filings; Financial Statements.

(a) Seller has timely filed and made available to Buyer all Exchange Act Documents required to be filed by Seller since December 31, 1999 (the “Seller Exchange Act Reports”). The Seller Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Seller Exchange Act Reports or necessary in order to make the statements in such Seller Exchange Act Reports, in light of the circumstances under which they were made, not misleading. Seller has delivered to Buyer all comment letters received by Seller from the staff of the Commission and all responses to such comment letters by or on behalf of Seller. Seller’s principal executive officer and principal financial officer (and Seller’s former principal executive officers and principal financial officers, as applicable) have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to Seller’s Exchange Act Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes — Oxley Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Seller nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications. Except for Seller Subsidiaries that are registered as a broker, dealer, or investment advisor, no Seller Subsidiary is required to file any Exchange Act Documents. Seller lawfully deregistered under the Exchange Act pursuant to Rule 12g-4(a)(1)(i) effective March 24, 2005, and after such date has not been subject to making any reports or filings under the Exchange Act.

(b) Each of the Seller Financial Statements (including, in each case, any related notes), whether contained in the Seller Exchange Act Reports or otherwise complied as to form in all material respects with the applicable published rules and regulations of the Exchange Act with respect thereto (in the case of Financial Statements contained in the Seller Exchange Act Reports), was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such consolidated financial statements), and fairly presented in all material respects the financial position of Seller and its Subsidiaries as at the respective dates and the results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect and were certified to the extent required by the Sarbanes-Oxley Act.

(c) Seller’s independent public accountants, which have expressed their opinion with respect to the Financial Statements of Seller and its Subsidiaries including those included in Seller’s Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (ii) “independent” with respect to Seller within the meaning of Regulation S-X, and (iii) with respect to Seller, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws. Section 5.5(c) of the Seller Disclosure Memorandum lists all non-audit services preformed by Seller’s independent public accountants for Seller and its Subsidiaries.

(d) Seller and its directors and executive officers are not subject to Section 16(a) of the Exchange Act.

5.6	Absence of Undisclosed Liabilities.

No Seller Entity has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, except Liabilities which are accrued or reserved against in the balance sheets of Seller as of September 30, 2005, included in the Seller Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. No Seller Entity has incurred or paid any Liability since September 30, 2005, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or (ii) in connection with the transactions contemplated by this Agreement. Except as disclosed in Section 5.6 of the Seller Disclosure Memorandum, no Seller Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $50,000. Except (x) as reflected in Seller’s unaudited balance sheet at September 30, 2005 or liabilities described in any notes thereto (or liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority) or (y) for liabilities incurred in the ordinary course of business since December 31, 2004 consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, neither Seller nor any of its Subsidiaries has any Material Liabilities or obligations of any nature. Section 5.6 of the Seller Disclosure Memorandum lists, and Seller has delivered to Buyer copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K of the Exchange Act) effected by the Seller or its Subsidiaries other than letters of credit.

5.7	Absence of Certain Changes or Events.

Except as disclosed in the Seller Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.7 of the Seller Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, and (ii) none of the Seller Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Seller provided in Article 7.

5.8	Tax Matters.

(a) All Seller Entities have timely filed with the appropriate Taxing authorities all Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all respects. None of the Seller Entities is the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Seller Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Seller Entities. No claim has ever been made by an authority in a jurisdiction where any Seller Entity does not file a Tax Return that such Seller Entity may be subject to Taxes by that jurisdiction.

(b) None of the Seller Entities has received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits or examinations regarding any Taxes of any Seller Entity or the assets of any Seller Entity. No officer or employee responsible for Tax matters of any Seller Entity expects any Taxing Authority to assess any additional Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of the company which, by application of the same or similar principles, could be expected to result in a proposed deficiency for any subsequent taxable period. None of the Seller Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

(c) Each Seller Entity has complied with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

(d) The unpaid Taxes of each Seller Entity (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Seller Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Seller Entities in filing their Tax Returns.

(e) None of the Seller Entities is a party to any Tax allocation or sharing agreement and none of the Seller Entities has been a member of an affiliated group filing a consolidated federal income Tax Return or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(f) During the five-year period ending on the date hereof, none of the Seller Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(g) None of the Seller Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that could be disallowed as a deduction under Section 280G or 162(m) of the Code, or which would be subject to withholding under Section 4999 of the Code. Seller has not been a United States real property holding corporation within the meaning of Code Section 897(c)(1)(A)(ii). None of the Seller Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no taxable income of the Company that will be required under applicable tax law to be reported by the Purchaser or any of its Affiliates, including the Company, for a taxable period beginning after the Closing Date which taxable income was realized prior to the Closing Date. The net operating losses of the Seller Entities are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

(h) Each of the Seller Entities is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(i) The Company is not subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

(j) No property owned by the Company is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of Rev. Proc. 76-30, (v) subject to Section 168(g)(1)(A) of the Code or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(k) The Company does not have any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(l) The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(m) The Company has not participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

5.9	Allowance for Possible Loan Losses.

The allowance for possible loan, securities or credit losses (the “Allowance”) shown on the consolidated balance sheets of Seller included in the most recent Seller Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Seller included in the Seller Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables, letters of credit and commitments to make loans or extend credit), by the Seller Entities as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Buyer Material Adverse Effect.

5.10	Assets.

(a) Except as disclosed in Section 5.10 of the Seller Disclosure Memorandum or as disclosed or reserved against in the Seller Financial Statements delivered prior to the date of this Agreement, the Seller Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a Seller Material Adverse Effect. All tangible properties used in the businesses of the Seller Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Seller’s past practices.

(b) All Assets which are material to Seller’s business, held under leases or subleases by any of the Seller Entities, are held under valid Contracts enforceable in accordance with their respective terms, and each such Contract is in full force and effect.

(c) The Seller Entities currently maintain insurance similar in amounts, scope and coverage to that maintained by other peer organizations. None of the Seller Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims for amounts exceeding $100,000 individually or in the aggregate pending under such policies of insurance and no notices of claims in excess of such amounts have been given by any Seller Entity under such policies. Except as disclosed in Section 5.10 of the Seller Disclosure Memorandum, Seller has made no claims, and no claims are contemplated to be made, under its errors and omissions insurance or blanket bond.

(d) The Assets of the Seller Entities include all Assets required to operate the business of the Seller Entities as presently conducted.

5.11	Intellectual Property.

Each Seller Entity owns or has a license to use all of the Intellectual Property used by such Seller Entity in the course of its business, including sufficient rights in each copy possessed by each Seller Entity. Each Seller Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Seller Entity in connection with such Seller Entity’s business operations, and such Seller Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Seller Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Seller threatened, which challenge the rights of any Seller Entity with respect to Intellectual Property used, sold or licensed by such Seller Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Seller Entities does not infringe any Intellectual Property of any other person. Except as disclosed in Section 5.11 of the Seller Disclosure Memorandum, no Seller Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 5.11 of the Seller Disclosure Memorandum, Seller has no Contracts with its directors, officers, or employees which requires such officer, director or employee to assign any interest in any Intellectual Property to a Seller Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Seller Entity, and no such officer, director or employee is party to any Contract with any Person other than a Seller

Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a Seller Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Seller Entity. Except as disclosed in Section 5.11 of the Seller Disclosure Memorandum, no officer, director or employee of any Seller Entity is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including any Seller Entity.

5.12	Environmental Matters.

(a) To Seller’s knowledge, each Seller Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect.

(b) To Seller’s Knowledge of Seller, there is no Litigation pending or threatened before any Governmental Authority or other forum in which any Seller Entity or any of its Operating Properties or Participation Facilities (or Seller in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Seller Entity or any of its Operating Properties or Participation Facilities.

(c) During the period of (i) any Seller Entity’s ownership or operation of any of their respective current properties, (ii) any Seller Entity’s participation in the management of any Participation Facility, or (iii) any Seller Entity’s holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) any Seller Entity’s ownership or operation of any of their respective current properties, (ii) any Seller Entity’s participation in the management of any Participation Facility, or (iii) any Seller Entity’s holding of a security interest in any Operating Property, to Seller’s Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property.

5.13	Compliance with Laws.

Seller is a registered bank holding company under the BHC Act. Each Seller Entity has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a Seller Material Adverse Effect. Except as disclosed in Section 5.13 of the Seller Disclosure Memorandum, none of the Seller Entities:

(a) is in Default under any of the provisions of its Articles of Incorporation or Association or Bylaws (or other governing instruments);

(b) is not in compliance with, or in Default under any Laws, Orders, Permits or formal agreements with any Regulatory Authority applicable to its business or employees conducting its business; or

(c) has received any notification or communication from any Governmental Authority (i) asserting that any Seller Entity is not, or may not be, in compliance with any Laws or Orders where such noncompliance is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, (ii) threatening to revoke any Permits which is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, or (iii) requiring any Seller Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its employment decisions, its employment or safety policies or practices, its capital adequacy, its credit or reserve policies, its hiring or compensation of management or the payment of dividends.

Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Buyer.

5.14	Labor Relations.

(a) No Seller Entity is the subject of any Litigation asserting that it or any other Seller Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Seller Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Seller Entity party to any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Seller’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job action or labor dispute involving any Seller Entity pending or threatened and there have been no such actions or disputes in the past five years. To Seller’s Knowledge, there has not been any attempt by any Seller Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Seller Entity. Except as disclosed in Section 5.14 of the Seller Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Seller Entity is terminable at will by the relevant Seller Entity without (i) any penalty, liability or severance obligation incurred by any Seller Entity, (ii) and in all cases without prior consent by any Governmental Authority. No Seller Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for any wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments or severance obligations except as disclosed in Section 5.14 of the Seller Disclosure Memorandum.

(b) All of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

5.15	Employee Benefit Plans

(a) Seller has disclosed in Section 5.15 of the Seller Disclosure Memorandum, and has delivered or made available to Buyer prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Seller Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the “Seller Benefit Plans”) and (ii) a list of each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which any Seller Entity or ERISA Affiliate has or reasonably could have any obligation or Liability. Any of the Seller Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Seller ERISA Plan.” Each Seller ERISA Plan which is also a “defined benefit plan” (as defined in Code Section 414(j)) is referred to herein as a “Seller Pension Plan,” and is identified as such in Section 5.15 of the Seller Disclosure Memorandum.

(b) Seller has delivered to Buyer prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue

Procedure 2001-17 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, and (v) the most recent summary plan descriptions and any material modifications thereto.

(c) Each Seller Benefit Plan is in compliance with the terms of such Seller Benefit Plan, in compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in compliance with any other applicable Laws. Each Seller ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that is still in effect and applies to the Seller ERISA Plan as amended and as administered or, within the time permitted under Code Section 401(b), has timely applied for a favorable determination letter which when issued will apply retroactively to the Seller ERISA Plan as amended and as administered. Seller is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Seller has not received any communication (written or unwritten) from any government agency questioning or challenging the compliance of any Seller Benefit Plan with applicable Laws. No Seller Benefit Plan is currently being audited by any Governmental agency for compliance with applicable Laws or has been audited with a determination by Authorities among Governmental Authority that the Employee Benefit Plan failed to comply with applicable Laws.

(d) There has been no oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of the Seller which is not in accordance with the written or otherwise preexisting terms and provisions of such plans. Neither the Seller nor any administrator or fiduciary of any Seller Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject the Seller or Buyer to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary or other duty under ERISA. There are no unresolved claims or disputes under the terms of, or in connection with, the Seller Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing or investigation has been commenced with respect to any Seller Benefit Plan.

(e) All Seller Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Seller Benefit Plans are correct and complete, have been timely filed with the IRS or the DOL, and distributed to participants of the Seller Benefit Plans (as required by Law), and there have been no changes in the information set forth therein.

(f) To the Seller’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Seller Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

(g) For any Seller Pension Plan, the fair market value of such Seller Pension Plan’s assets equals or exceeds the present value of all benefits (whether vested or not) accrued to date by all present or former participants in such Seller Pension Plan. For this purpose, the assumptions prescribed by the Pension Benefit Guaranty Corporation for valuing plan assets or liabilities upon plan termination shall be applied and the term “benefits” shall include the value of all benefits, rights and features protected under Code Section 411(d)(6) or its successors and any ancillary benefits (including disability, shutdown, early retirement and welfare benefits) provided under any such employee pension benefit plan and all “benefit liabilities” as defined in ERISA Section 4001(a)(16). Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of the Seller Pension Plan, (ii) no change in the actuarial assumptions with respect to any Seller Pension Plan, and (iii) no increase in benefits under any Seller Pension Plan as a result of Seller Pension Plan amendments or changes in any applicable Law which is reasonably likely to have, individually or in the aggregate, a material adverse effect on the funding status of such Seller Pension Plan. All contributions with respect to an Employee Benefit Plan of Seller, or any of its ERISA Affiliates that is subject to Code Section 412 or ERISA Section 302 have or will be timely made and, with respect to any such Employee Benefit Plan, there is no Lien nor is there expected to be a Lien under Code Section 412(n) or ERISA Section 302(f) or Tax under Code Section 4971. No Seller Pension Plan has a “liquidity shortfall” as defined in Code Section 412(m)(5). Neither Seller nor any of its ERISA Affiliates is subject to or can reasonably be expected to become subject to a Lien under Code Section 401(a)(29). All premiums required to be paid under ERISA Section 4006 have been timely paid by Seller and by its ERISA Affiliates.

(h) No Liability under Title IV of ERISA has been or is expected to be incurred by Seller or its ERISA Affiliates and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by Seller or its ERISA Affiliates with respect to any ongoing, frozen, or terminated single-employer plan of Seller or the single-employer plan of any ERISA Affiliate. There has been no “reportable event,” within the meaning of ERISA Section 4043 for which the 30-day reporting requirement has not been waived by any ongoing, frozen, or terminated single employer plan of Seller or of an ERISA Affiliate.

(i) Except as disclosed in Section 5.15 of the Seller Disclosure Memorandum, no Seller Entity has any Liability for retiree health and life benefits under any of the Seller Benefit Plans and there are no restrictions on the rights of such Seller Entity to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder except to the extent required under Part 6 of Title I of ERISA or Code Section 4980B. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Seller Benefit Plan and no circumstance exists which could give rise to such Taxes.

(j) Except as disclosed in Section 5.15 of the Seller Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Seller Entity from any Seller Entity under any Seller Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Seller Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(k) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Seller Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the Seller Financial Statements to the extent required by and in accordance with GAAP.

(l) All individuals who render services to any Seller Entity and who are authorized to participate in a Seller Benefit Plan pursuant to the terms of such Seller Benefit Plan are in fact eligible to and authorized to participate in such Seller Benefit Plan. All individuals participating in (or eligible to participate in) any Seller Benefit Plan are common-law employees of a Seller Entity.

(m) On or after September 26, 1980, neither the Seller nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)).

(n) there is no vesting of benefits and no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned life insurance split dollar life insurance or similar arrangement or Contract, and the Successor Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such Contracts as Seller presently holds.

5.16	Material Contracts.

Except as disclosed in Section 5.16 of the Seller Disclosure Memorandum or otherwise reflected in the Seller Financial Statements, none of the Seller Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any Seller Entity or the guarantee by any Seller Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds repurchase agreements, fully-secured by the United States government and government agency securities, and Federal Home Loan Bank advances of depository institution Subsidiaries incurred in the ordinary course of Seller’s business, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Seller’s business), (iii) any Contract which prohibits or restricts any Seller Entity or any personnel of a Seller Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Seller Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $50,000), and (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet, and (viii) any other Contract that would be required to be filed as an exhibit to a Form 10-KSB filed by Seller with the SEC as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act (together with all Contracts referred to in Sections 5.11 and 5.15(a), the “Seller Contracts”). With respect to each Seller Contract and except as disclosed in Section 5.16 of the Seller Disclosure Memorandum: (A) the Contract is in full force and effect; (B) no Seller Entity is in Default thereunder; (C) no Seller Entity has repudiated or waived any material provision of any such Contract; (D) no other party to any such Contract is, to Seller’s Knowledge, in Default in any respect or has repudiated or waived each material provision thereunder; and (E) no consent is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. All of the indebtedness of any Seller Entity for money borrowed is prepayable at any time by such Seller Entity without penalty, premium or charge, except as specified in Section 5.16 of the Seller Disclosure Memorandum

5.17	Privacy of Customer Information

(a) Big Lake is the sole owner of all individually identifiable personal information relating to identifiable or identified natural person (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to Buyer and the Surviving Bank pursuant to this Agreement.

(b) Big Lake’s collection and use of such IIPI the transfer of such IIPI to the Surviving Bank, and the use of such IIPI by the Surviving Bank as contemplated by this Agreement complies with Big Lake’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable privacy Laws, and any Contract or industry standard relating to privacy.

5.18	Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Seller, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable possibility of an unfavorable outcome) against any Seller Entity, or against any director, officer, employee or agent of any Seller Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Seller Entity or Employee Benefit Plan of any Seller Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, nor are there any Orders outstanding against any Seller Entity. Section 5.18(a) of the Seller Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement (a) to which any Seller Entity is a party and which names a Seller Entity as a defendant or cross-defendant or for which any Seller Entity has any potential Liability or (b) against any director or officer of Seller pursuant to Section 8A or 20(b) of the Securities Act of Section 21(d) or 21C of the Exchange Act. Section 5.18(b) of the Seller Disclosure Memorandum contains a summary of all Orders to which any Seller Entity is subject.

5.19	Reports.

Each Seller Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the Seller Financial Statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.20	Books and Records.

Each Seller Entity maintains accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls which provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Seller and to maintain accountability for Seller’s consolidated Assets; (c) access to Seller’s Assets is permitted only in accordance with management’s authorization; (d) the reporting of Seller’s Assets is compared with existing Assets at regular intervals; and (e) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

5.21	Loans to Executive Officers and Directors.

Seller has not, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Seller, except as permitted by Section 13(k) of the Exchange Act, as applicable, and as permitted by Federal Reserve Regulation O and that have been made in accordance with the provisions of Regulation O. Section 5.21 of the Seller Disclosure Memorandum identifies any loan or extension of credit maintained by Seller to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

5.22	Statements True and Correct.

(a) No statement, certificate, instrument, or other writing furnished or to be furnished by any Seller Entity or any Affiliate thereof to Buyer pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the Exchange Act will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading.

(c) None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Seller’s shareholders in connection with the Seller’s Shareholders’ Meeting, and any other documents to be filed by a Seller Entity or any Affiliate thereof under the Securities Act or the Exchange Act or with any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the Seller’s shareholders, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Seller’s Shareholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Seller’s Shareholders’ Meeting.

(d) All documents that any Seller Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

5.23	Tax and Regulatory Matters.

No Seller Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

5.24	State Takeover Laws.

Each Seller Entity has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws, (collectively, “Takeover Laws”).

5.25	Charter Provisions.

Each Seller Entity has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Association, Bylaws or other governing instruments of any Seller Entity or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Seller Entity that may be directly or indirectly acquired or controlled by them.

5.26	Shareholders’ Voting Agreements.

Each of the directors and executive officers of Seller and Big Lake and each of the Beneficial Owners of 6% or more of the outstanding shares of Seller Common Stock and 5% or more of Series A Preferred Stock has executed and delivered to Buyer the Support Agreements in the form of Exhibit 1 hereto.

5.27	Opinion of Financial Advisor.

Seller has received the opinion of Seller Financial Advisor, dated the date of this Agreement, to the effect that the consideration to be received in the Merger by the holders of Seller Common Stock is fair, from a financial point of view, to such holders, a signed copy of which has been delivered to Buyer.

5.28	Board Recommendation.

The Board of Directors of Seller, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, the Support Voting Agreements and the transactions contemplated hereby and thereby, taken together, are fair to and in the best interests of the Seller’s shareholders and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Seller Common Stock and Seller Series A Preferred Stock approve this Agreement, the Merger and the related transactions and to call and hold a special meeting of Seller’s shareholders to consider this Agreement, the Merger and the related transactions.

ARTICLE 6

Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller as follows:

6.1	Organization, Standing and Power.

Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Buyer is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

6.2	Authority; No Breach By Agreement.

(a) Buyer has the corporate power and authority necessary to execute, deliver and perform this Agreement, and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer. This Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer’s Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Entity under, any Contract or Permit of any Buyer Entity, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and the rules of Nasdaq, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Buyer of the Merger and the other transactions contemplated in this Agreement.

6.3	Capital Stock.

The authorized capital stock of Buyer consists of (i) 22,000,000 shares of Buyer Common Stock, of which 17,103,650 shares were issued and outstanding (plus 198,422 restricted shares) at September 30, 2005, and (ii) 4,000,000 shares of Buyer Preferred Stock, none of which are issued and outstanding. All of the issued and outstanding shares of Buyer Capital Stock are, and all of the shares of Buyer Common Stock to be issued in exchange for shares of Seller Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the FBCA. None of the outstanding shares of Buyer Capital Stock has been, and none of the shares of Buyer Common Stock to be issued in exchange for shares of Seller Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Buyer.

6.4	Buyer Subsidiaries.

Buyer has disclosed in Section 6.4 of the Buyer Disclosure Memorandum all of the Buyer Subsidiaries as of the date of this Agreement that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the Buyer Subsidiaries that are general or limited partnerships or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which the character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 6.4 of the Buyer Disclosure Memorandum, Buyer or one of its wholly owned

Subsidiaries owns directly or indirectly all of the issued and outstanding shares of each Buyer Subsidiary. No capital stock (or other equity interest) of any Buyer Subsidiary are or may become required to be issued (other than to another Buyer Entity) by reason of any Equity Rights, and there are no Contracts by which any Buyer Subsidiary is bound to issue (other than to another Buyer Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Buyer Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Buyer Subsidiary (other than to another Buyer Entity). There are no Contracts relating to the rights of any Buyer Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Buyer Subsidiary. All of the shares of capital stock (or other equity interests) of each Buyer Subsidiary held by a Buyer Entity are fully paid and nonassessable (except as provided by 12 U.S.C. 55) and are owned by the Buyer Entity free and clear of any Lien. Each Buyer Subsidiary is either a bank, or a corporation, limited liability company, limited partnership, statutory trust or limited liability partnership, and is duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Buyer Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Each Buyer Subsidiary that is a depository institution is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

6.5	Exchange Act Filings; Financial Statements.

(a) Buyer has timely filed and made available to Seller all Exchange Act Documents required to be filed by Buyer since December 31, 1999 (together with all such Exchange Act Documents filed, whether or not required to be filed, the “Buyer Exchange Act Reports”). The Buyer Exchange Act Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or subsequent filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer Exchange Act Reports or necessary in order to make the statements in such Buyer Exchange Act Reports, in light of the circumstances under which they were made, not misleading. Except for Buyer Subsidiaries that are registered as a securities broker or dealer or investment advisor, no Buyer Subsidiary is required to file any Exchange Act Documents.

(b) Each of the Buyer Financial Statements (including, in each case, any related notes) contained in the Buyer Exchange Act Reports, including any Buyer Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the Exchange Act with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), and fairly presented in all material respects the consolidated financial position of Buyer and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

6.6	Absence of Certain Changes or Events.

Except as disclosed in the Buyer Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 6.6 of the Buyer Disclosure Memorandum, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, and (ii) none of the Buyer Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Buyer provided in Article 7.

6.7	Tax Matters.

(a) Buyer has timely filed with the appropriate Taxing authorities all Tax Returns that it is required to file and such Tax Returns are correct and complete in all material respects. Buyer is not the beneficiary of any extension of time within which to file any Tax Return. All Taxes of the Buyer have been fully and timely paid. There are no Liens for any Taxes (other than Liens for current real property or ad valorem Taxes not yet due and payable) on any of the Assets of any Buyer.

(b) Buyer has not received any notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits or examinations regarding any Taxes of Buyer. Buyer has not waived any statute of limitations in respect of any Taxes, nor agreed to a Tax assessment or deficiency.

6.8	Allowance for Possible Loan Losses.

The Allowance shown on the consolidated balance sheets of Buyer included in the most recent Buyer Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Buyer included in the Buyer Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Buyer Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Buyer Entities as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Buyer Material Adverse Effect.

6.9	Assets.

Except as disclosed in Section 6.9 of the Buyer Disclosure Memorandum or as disclosed or reserved against in the Buyer Financial Statements, the Buyer Entities have good and marketable title, free and clear of all Liens, to all of their respective Assets which are material to their respective business, except for any such Liens or other defects of title which are not reasonably likely to have a Buyer Material Adverse Effect. All tangible properties used in the businesses of the Buyer Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Buyer’s past practices. All Assets which are material to Buyer’s business on a consolidated basis, held under leases or subleases by any of the Buyer Entities, are held under valid Contracts enforceable in accordance with their respective terms and each such Contract is in full force and effect. The Buyer Entities currently maintain insurance similar in amounts, scope and coverage to that maintained by other peer organizations. None of the Buyer Entities has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by any Buyer Entity under such policies. The Assets of the Buyer Entities include all assets required to operate the business of the Buyer Entities as presently conducted.

6.10	Intellectual Property.

Each Buyer Entity owns or has a license to use all of the Intellectual Property used by such Buyer Entity in the course of its business including sufficient rights in each copy possessed by each Buyer Entity. Each Buyer Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Buyer Entity in connection with such Buyer Entity’s business operations, and such Buyer Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Buyer Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Buyer threatened, which challenge the rights of any Buyer Entity with respect to Intellectual Property used, sold or licensed by such Buyer Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Buyer Entities does not infringe any Intellectual Property of any other person.

6.11	Environmental Matters.

(a) To Buyer’s Knowledge, each Buyer Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) To Buyer’s Knowledge, there is no Litigation pending or threatened before any Governmental Authority or other forum in which any Buyer Entity or any of its Operating Properties or Participation Facilities (or Buyer in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Buyer Entity or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence, except such as is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(c) During the period of (i) any Buyer Entity’s ownership or operation of any of their respective current properties, (ii) any Buyer Entity’s participation in the management of any Participation Facility, or (iii) any Buyer Entity’s holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Prior to the period of (i) any Buyer Entity’s ownership or operation of any of their respective current properties, (ii) any Buyer Entity’s participation in the management of any Participation Facility, or (iii) any Buyer Entity’s holding of a security interest in any Operating Property, to Buyer’s Knowledge, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

6.12	Compliance with Laws.

Buyer is duly registered as a bank holding company under the BHC Act. Each Buyer Entity has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, other than Defaults which could not reasonably be anticipated to have, individually or in the aggregate, a Buyer Material Adverse Effect. Except as disclosed in Section 6.12 of the Buyer Disclosure Memorandum, none of the Buyer Entities:

(a) is in Default under its Articles of Incorporation or Bylaws (or other governing instruments); or

(b) is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business; or

(c) since December 31, 1999, has received any notification or communication from any Governmental Authority (i) asserting that any Buyer Entity is not, or may not be, in compliance with any Laws or Orders, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, or (iii) requiring any Buyer Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its employment decisions, its employment or safety policies or practices, its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

6.13	Labor Relations.

No Buyer Entity is the subject of any Litigation asserting that it or any other Buyer Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Buyer Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Buyer Entity party to any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Buyer’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job action or labor dispute involving any Buyer Entity pending or threatened and there has been no such action or dispute in the past five years. To Buyer’s Knowledge, in the past five years, there has not been any attempt by any Buyer employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to Buyer’s workforce.

6.14	Employee Benefit Plans.

(a) Buyer has delivered or made available to Seller prior to the execution of this Agreement, copies in each case of all Employee Benefit Plans currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Buyer Entity or ERISA Affiliate thereof for the benefit of employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, former employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the “Buyer Benefit Plans”). Any of the Buyer Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Buyer ERISA Plan.” Each Buyer ERISA Plan which is also a “defined benefit plan” (as defined in Code Section 414(j)) is referred to herein as a “Buyer Pension Plan.” No Buyer Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

(b) Each Buyer Benefit Plan is in compliance with the applicable terms of such Buyer Benefit Plan, in compliance with the applicable requirements of the Code in material compliance with the terms of ERISA, and in compliance with any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Each Buyer ERISA Plan which is intended to be qualified under Code Section 401(a) has received a favorable determination letter from the IRS, and Buyer is not aware of any circumstances likely to result in revocation of any such favorable determination letter. To Buyer’s Knowledge, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Buyer Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or ERISA Section 406).

(c) There are no Buyer Pension Plans.

(d) No Liability under Title IV of ERISA has been or is expected to be incurred by any of Buyer or its ERISA Affiliates and no event has occurred that could reasonably be anticipated to result in Liability under Title IV of ERISA being incurred by Buyer or any of its ERISA Affiliates with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Buyer Material Adverse Effect. There has been no notice of a “reportable event,” within the meaning of ERISA Section 4043 for which the 30-day reporting requirement has not been waived by any ongoing, frozen or terminated single employer plan of Buyer or of any ERISA Affiliate.

6.15	Material Contracts.

Buyer has filed copies of all Contracts and amendments thereto that would be required to be filed as an exhibit to a Form 10-K filed by Buyer under the Exchange Act as an exhibit to Buyer’s Form 10-K filed for the fiscal year ended December 31, 2003 or in an Exchange Act Document and has otherwise made available to Seller copies of all Contracts existing on the date hereof that are required to be filed under SEC Regulation S-K Item 601 (together with all Contracts referred to in Sections 6.10 and 6.14(a), the “Buyer Contracts”). With respect to each Buyer Contract and except as disclosed in Section 6.15 of the Buyer Disclosure Memorandum: (A) the Contract is in full force and effect; (B) no Buyer Entity is in Default thereunder; (C) no Buyer Entity has repudiated or waived any material provision of any such Contract; and (D) no other party to any such Contract is, to the Knowledge of Buyer, in Default in any respect, or has repudiated or waived any material provision thereunder.

6.16	Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Buyer, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable possibility of an unfavorable outcome) against any Buyer Entity, or against any director, employee or employee benefit plan of any Buyer Entity, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, nor are there any Orders outstanding against any Buyer Entity, that is reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

6.17	Reports.

Since December 31, 1999, each Buyer Entity has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective date, each such report, statement and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.18	Statements True and Correct.

(a) No statement, certificate, instrument or other writing furnished or to be furnished by any Buyer Entity or any Affiliate thereof to Seller pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the Exchange Act, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading.

(c) None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Seller’s shareholders in connection with the Shareholders’ Meetings, and any other documents, to be filed by any Buyer Entity or any Affiliate thereof under the Securities Act or the Exchange Act or with any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the Seller’s shareholders, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Seller’s Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Seller’s Shareholders’ Meetings.

(d) All documents that any Buyer Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

6.19	Tax and Regulatory Matters.

No Buyer Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

ARTICLE 7

Conduct of Business Pending Consummation

7.1	Affirmative Covenants of Seller.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Seller shall, and shall cause each of its Subsidiaries to:

(a) operate its business only in the usual, regular and ordinary course consistent with all requirements of Regulatory Authorities including the OCC and the Federal Reserve;

(b) preserve intact its business organization and Assets and maintain its rights and franchises and its customer relationships;

(c) take no action which would (1) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) or 9.1(c), or (2) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement;

(d) cooperate with Buyer and its representatives to facilitate the conversion of systems and internal controls, to train Big Lake employees in the policies, methods and practices utilized by Buyer and First National, and adopt and implement changes to Seller and Big Lake’s internal controls, policies and procedures in anticipation of the Effective Time and the Bank Merger and consistent with requirements of Regulatory Authorities;

(e) cooperate and cause its independent auditors and any firm or firms engaged by Seller or Big Lake to assist with internal controls, including compliance with Big Lake’s formal agreement with the OCC, to cooperate with Buyer, First National and their representatives to establish mutually acceptable scope and procedures and work product for their services, and to communicate with Buyer and First National. Seller and Big Lake shall consult with, and receive Buyer’s consent to any engagement of any consultants and the entry into any consulting agreements; and

(f) include in all existing and future award agreements evidencing Seller Options that such Seller Options shall terminate and have no future force or effect if and to the extent not exercised by the holder on or prior to the Closing.

(g) cooperate with Buyer and allow Buyer, First National and their Representatives access to the Seller and Big Lake and their employees and Representatives during normal business hours to effect any of the foregoing.

7.2	Negative Covenants of Seller.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein, Seller covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a) amend the Articles of Association, Bylaws or other governing instruments of any Seller Entity or

(b) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of the business of any Seller Entity consistent with past practices (which shall include, for Seller Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Seller Entity of any Lien or permit any such Lien to exist (other than in connection with public deposits, repurchase agreements, bankers’ acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Seller Disclosure Memorandum); or

(c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Seller Entity, or declare or pay any dividend or make any other distribution in respect of Seller’s capital stock; or

(d) except for this Agreement, or pursuant to the exercise of Seller Options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in Section 7.2(d) of the Seller Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Seller Common Stock, any other capital stock of any Seller Entity, any stock appreciation rights, or any option, warrant, or other Right except Seller Options on a maximum of 3,000 shares of Seller Common Stock issuable pursuant to and consistent with the terms of the written Seller Stock Option Plans and the pro rata expense of which have been accrued and are reflected in Seller’s Financial Statements as of and for the nine months ended September 30, 2005; or

(e) adjust, split, combine or reclassify any capital stock of any Seller Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Seller Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise (i) any shares of capital stock of any Seller Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

(f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of one year or less, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Seller Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures in the ordinary course of business consistent with this Section 7.2(f); and not make any new loans or extensions of credit or renew, extend or renegotiate any existing loans or extensions of credit (i) with respect to properties or businesses outside of the Counties or to borrowers whose principal residence or principal business office is outside of the Counties, (ii) that are unsecured in excess of $250,000, or (iii) that are secured in excess of $500,000; (1) purchase or sell (except for sales of single family residential first mortgage loans originated and sold on customary terms for fair market value in the ordinary course of Big Lake’s business) any whole loans, leases, mortgages or any loan participations or agented credits or other interests therein, (2) renew or renegotiate any loans or credits that are on any watch list and/or are classified or special mentioned or take any similar actions with respect to collateral held with respect to debts previously contracted or other real estate owned, except pursuant to safe and sound banking practices and with prior disclosure to First National; provided, however, that Big Lake may, without the prior notice to or written consent of First National, renew or extend existing credits on substantially similar terms and conditions as present at the time such credit was made or last extended, renewed or modified, for a period not to exceed one year and at rates not less than market rates for comparable credits and transactions and without any release of any collateral, except as Big Lake is presently obligated under existing written agreements kept as part of such Big Lake’s official records. If any Seller Entity makes, extends, renews, renegotiates, compromises or settles any loans or extensions of credit or releases any collateral therefore that are subject to the prior disclosure to First National hereunder and First National has objected thereto, the Merger Consideration shall be reduced by the number of shares of Seacoast common stock having an average closing price per share on the Nasdaq National Market for the 20 trading days preceding the Effective Time, equal, in the aggregate, to all outstanding principal of, all accrued but unpaid interest foregone interest, if any, and all other charges and other amounts owed on such loan(s) as of the Closing Date; or

(g) grant any increase in compensation or benefits to the employees or officers of any Seller Entity, except in accordance with past practice disclosed in Section 7.2(g) of the Seller Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the Seller Disclosure Memorandum provided Seller may pay any bonus earned by Mr. Joe G. Mullins in accordance with the terms of Mr. Mullins’ employment agreement with Seller and Big Lake prior to December 31, 2005 and accrued and reflected in the Seller Financial Statements delivered prior to the date hereof; enter into or amend any severance agreements with officers of any Seller Entity; grant any material increase in fees or other increases in compensation or other benefits to directors of any Seller Entity except in accordance with past practice disclosed in Section 7.2(g) of the Seller Disclosure Memorandum or waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or reprice Equity Rights granted under the Seller Stock Plans or authorize cash payments in exchange for any Equity Rights; or

(h) enter into or amend any employment Contract between any Seller Entity and any Person (unless such amendment is required by Law) that the Seller Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

(i) adopt any new employee benefit plan of any Seller Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any Seller Entity other than any such change that is required by Law or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

(j) make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory accounting requirements, GAAP or by Regulatory Authorities; or

(k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any Seller Entity for material money damages or restrictions upon the operations of any Seller Entity; or

(l) except in the ordinary course of business consistent with past practice and the Seller’s policies, enter into, modify, amend or terminate any material Contract (including any loan Contract with respect to any extension of credit with an unpaid balance exceeding $500,000) or waive, release, compromise or assign any material rights or claims.

7.3	Covenants of Buyer.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Seller shall have been obtained, and except as otherwise expressly contemplated herein, Buyer covenants and agrees that it shall (a) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the Buyer Common Stock and the business prospects of the Buyer Entities and to the extent consistent therewith use all reasonable efforts to preserve intact the Buyer Entities’ core businesses and goodwill with their respective employees and the communities they serve, and (b) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Buyer Entity from acquiring any Assets or other businesses or from discontinuing or disposing of any of its Assets or business if such action is, in the reasonable judgment of Buyer, desirable in the conduct of the business of Buyer and its Subsidiaries, provided further that such actions shall not materially delay the Effective Time or materially hinder consummation of the Merger.

7.4	Adverse Changes in Condition.

Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

7.5	Reports.

Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed under the Exchange Act or with any other Regulatory Authority, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed under the Exchange Act or with any other Regulatory Authority will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.

ARTICLE 8

Additional Agreements

8.1	Registration Statement; Proxy Statement; Shareholder Approval.

(a) As promptly as reasonably practicable after execution of this Agreement, (i) Buyer shall prepare and file the Registration Statement with the Commission, and shall use its reasonable efforts to cause the Registration Statement to become effective under the Securities Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Buyer Common Stock upon consummation of the Merger. Seller shall cooperate in the preparation and filing of the Registration Statement and shall furnish all information concerning it and the holders of its capital stock as Buyer may reasonably request in connection with such action. In connection with the Seller’s Shareholders’ Meeting, Seller and Buyer shall prepare and file with the Commission, a Proxy Statement and subject to the requirements of the applicable Regulatory Authorities, mail such Proxy Statement to Seller’s shareholders, and (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement. Buyer and Seller shall timely and properly make all necessary filings with respect to the Merger under the Securities Laws. Buyer will advise Seller, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the Commission for the amendment or supplement of the Registration

Statement, the Proxy Statement, or for additional information. Buyer and Seller shall provide each other promptly with copies of all filings and letters to and from the Commission and other Regulatory Authorities.

(b) Seller shall duly call, give notice of, convene and hold a Shareholders’ Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the Commission on a date reasonably acceptable to Buyer, for the purpose of voting upon approval and adoption of this Agreement, the Merger, and the related transactions (“Seller Shareholder Approval”) and such other related matters as it deems appropriate and shall, subject to the provisions of Section 8.1(c), through its Board of Directors, recommend to its shareholders the approval and adoption of this Agreement and use its reasonable efforts to obtain the Seller Shareholder Approval.

(c) Neither the Board of Directors of Seller nor any committee thereof shall (i) except as expressly permitted by this Section 8.1(c), withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the approval or recommendation of such Board of Directors or such committee of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause Seller to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an ‘‘Alternative Acquisition Agreement”) related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that, prior to the adoption of this Agreement by the holders of Seller voting capital stock, the Board of Directors of Seller determines in good faith, after it has received a Superior Proposal and after receipt of advice from outside counsel, that the failure to do so would result in a reasonable possibility that the Board of Directors of Seller would breach its fiduciary duties to Seller shareholders under applicable Law, the Board of Directors of Seller may (subject to this and the following sentences) inform Seller shareholders that it no longer believes that the Merger is advisable and no longer recommends approval and may (subject to this Section 8.1(c)) approve or recommend a Superior Proposal (and in connection therewith withdraw or modify its approval or recommendation of this Agreement and the Merger (a “Subsequent Determination”), but only at a time that is after the fifth business day following Buyer’s receipt of written notice advising Buyer that the Board of Directors of Seller has received a Superior Proposal specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing), identifying the person making such Superior Proposal and stating that it intends to make a Subsequent Determination. After providing such notice, Seller shall provide a reasonable opportunity to Buyer to make such adjustments in the terms and conditions of this Agreement as would enable Seller to proceed with its recommendation to its shareholders without a Subsequent Determination; provided, however, that any such adjustment shall be at the discretion of the Parties at the time. Notwithstanding any other provision of this Agreement, Seller shall submit this Agreement to its shareholders at its Shareholders’ Meeting even if the Board of Directors of Seller determines at any time after the date hereof that it is no longer advisable or recommends that Seller shareholders reject it, provided, however, that Seller shall not be required to submit this Agreement to its shareholders at its shareholder meeting if this Agreement has been terminated pursuant to Section 10.1(f) or (g) and Buyer has been paid the Termination Fee.

8.2	Other Offers, Etc.

(a) No Seller Entity shall, nor shall it authorize or permit any of its Affiliates or Representatives to, directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) subject to Section 8.2(c), approve, endorse or recommend any Acquisition Proposal, or (iv) enter into any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction; provided however, that this Section 8.2(a) shall not prohibit a Seller Entity from furnishing nonpublic information regarding any Seller Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if (A) no Seller Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this

Section 8.2, (B) the Board of Directors of Seller determines in its good faith judgment (based on, among other things, the advice of Seller Financial Advisor that such Acquisition Proposal constitutes a Superior Proposal, (C) the Board of Directors of Seller concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties, as such duties would exist in the absence of this Section 8.2, to the shareholders of Seller under applicable Law, (D) (1) at least five business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, Seller gives Buyer written notice of the identity of such Person or Group and of Seller’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (2) Seller receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing Party than the terms of the Confidentiality Agreement and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, Seller furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously furnished by Seller to Buyer). In addition to the foregoing, Seller shall provide Buyer with at least five business days’ prior written notice of a meeting of the Board of Directors of Seller at which meeting the Board of Directors of Seller is reasonably expected to resolve to recommend a Superior Proposal to its shareholders and together with such notice a copy of the most recently proposed documentation relating to such Superior Proposal; provided further that Seller hereby agrees promptly to provide to Buyer any revised documentation and any Acquisition Agreement.

(b) In addition to the obligations of Seller set forth in Section 8.2(a), as promptly as practicable, after any of the executive officers of Seller become aware thereof, Seller shall advise Buyer of any request received by Seller for nonpublic information which Seller reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. Seller shall keep Buyer informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

(c) Seller and its Subsidiaries shall immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use their respective reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.

(d) Nothing contained in this Agreement shall prevent a Party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

8.3	Nasdaq Listing.

Buyer shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq National Market, the shares of Buyer Common Stock to be issued to the holders of Seller Common Stock pursuant to the Merger, and Buyer shall give all notices and make all filings with Nasdaq required in connection with the transactions contemplated herein.

8.4	Consents of Regulatory Authorities.

The Parties hereto shall cooperate with each other and use their reasonable efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein, and Seller shall advise Buyer regularly regarding Big Lake’s performance of its obligations under its formal agreement with the OCC. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

8.5	Agreement as to Efforts to Consummate.

Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

8.6	Investigation and Confidentiality.

(a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests, provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, Seller shall permit Buyer’s senior officers and independent auditors to meet with the senior officers of Seller, including officers responsible for the Seller Financial Statements, the internal controls of Seller and the disclosure controls and procedures of Seller and Seller’s independent public accountants, to discuss such matters as Buyer may deem reasonably necessary or appropriate for Buyer to satisfy its obligations under Sections 302 and 906 of the Sarbanes-Oxley Act.

(b) In addition to the Parties’ respective obligations under the Confidentiality Agreements, which are hereby reaffirmed and adopted, and incorporated by reference herein, each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

(c) Seller shall use its reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Seller to preserve the confidentiality of the information relating to the Seller Entities provided to such Persons and their Affiliates and Representatives.

(d) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

8.7	Press Releases.

Prior to the Effective Time, Seller and Buyer shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

8.8	Tax Treatment.

Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for federal income tax purposes.

8.9	Charter Provisions.

Each Seller Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Association, Bylaws or other governing instruments of any Seller Entity or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Seller Entity that may be directly or indirectly acquired or controlled by them.

8.10	Affiliates’ Agreement.

Seller has disclosed in Section 8.10 of the Seller Disclosure Memorandum all Persons whom it reasonably believes is an “affiliate” of Seller for purposes of SEC Rule 145 under the Securities Act. Seller shall use its reasonable efforts to cause each such Person to deliver to Buyer not later than 20 days after the date of this Agreement, a written agreement, in substantially the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Seller Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Buyer Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the Securities Act and the rules and regulations thereunder. Buyer shall be entitled to place restrictive legends upon certificates for shares of Buyer Common Stock issued to affiliates of Seller pursuant to this Agreement to enforce the provisions of this Section 8.10. Buyer shall not be required to maintain the effectiveness of the Registration Statement under the Securities Act for the purposes of resale of Buyer Common Stock by such affiliates.

8.11	Employee Benefits and Contracts; Directors.

(a) Following the Effective Time, Buyer shall provide generally to officers and employees of the Seller Entities employee benefits under employee benefit and welfare plans (other than stock option or other plans involving the potential issuance of Buyer Common Stock), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Buyer Entities to their similarly situated officers and employees. For purposes of participation, vesting and (except in the case of Buyer retirement plans) benefit accrual under Buyer’s employee benefit plans, the service of the employees of the Seller Entities prior to the Effective Time shall be treated as service with a Buyer Entity participating in such employee benefit plans. Subject to Section 9.11(b), Buyer also shall cause the Surviving Bank to honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in Section 8.11 of the Seller Disclosure Memorandum to Buyer between any Seller Entity and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Seller Benefit Plans.

(b) Simultaneously herewith, Mr. Joe G. Mullins shall have entered into an Employment Agreement with First National in the form of Exhibit 4, which shall become effective at the Effective Time. At the Effective Time, any existing Employment or change in control or similar agreements, arrangements or understandings between Mr. Mullins and the Seller shall terminate and have no further force or effect, provided, however, that any cash payments required to be made by such Agreements to Mr. Mullins thereunder as a result of this Agreement or the Merger shall be paid, made and delivered to Mr. Mullins, together with the assignment of the title to the big Lake company car used by Mr. Mullins immediately prior to this Agreement and any life insurance policy deliverable in accordance with and subject to the terms and conditions of Mr. Mullins’ employment with Seller and Big Lake, at Closing and prior to the Effective Time.

(c) Upon the execution of this Agreement, each of the Seller’s directors shall execute and deliver into agreements not to compete with Seller or Buyer or any Buyer Entity within Okeechobee, Highlands, Glades, Hardee, Hendry, St. Lucie or De Soto Counties, Florida for two years from the Effective Time, upon terms and conditions in the form and substance set forth in Exhibit 5 (the ‘‘Director’s Agreements”).

(d) As soon as practical following the Bank Merger, Buyer shall elect two directors of Big Lake to First National’s board of directors, subject to receipt of necessary regulatory approvals, if any.

8.12 Indemnification.

(a) For a period of six years after the Effective Time, Buyer shall, and shall cause the Surviving Bank to, indemnify, defend and hold harmless the present and former directors, officers, employees and agents of the Seller Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers, employees or agents of Seller or, at Seller’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under the FBCA, Section 402 of the Sarbanes-Oxley Act and by Seller’s Articles of Association and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by the Surviving Bank is required to effectuate any indemnification, the Surviving Bank shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Buyer and the Indemnified Party.

(b) Buyer shall, or shall cause the Surviving Bank to, use its reasonable efforts (and Seller shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of three years after the Effective Time Seller’s existing directors’ and officers’ liability insurance policy (provided that Buyer or the Surviving Bank may substitute therefore (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Seller given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that neither Buyer nor the Surviving Bank shall be obligated to make aggregate annual premium payments for such three-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Seller’s directors and officers, 150% of the annual premium payments on Seller’s current policy in effect as of the date of this Agreement (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Buyer or the Surviving Bank shall use its reasonable efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount.

(c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.12, upon learning of any such Liability or Litigation, shall promptly notify Buyer and the Surviving Bank thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Buyer or the Surviving Bank shall have the right to assume the defense thereof and neither Buyer nor the Surviving Bank shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer or the Surviving Bank elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer or the Surviving Bank and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer or the Surviving Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefore are received; provided, that Buyer and the Surviving Bank shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) neither

Buyer nor the Surviving Bank shall be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Buyer’s Entities and their respective directors, officers and controlling persons, employees, agents and Representatives; and provided further that neither Buyer nor the Surviving Bank shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) If Buyer or the Surviving Bank or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Bank shall assume the obligations set forth in this Section 8.12.

(e) The provisions of this Section 8.12 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.

8.13	Delivery of Seller Disclosure Memorandum.

Seller has delivered to Buyer a complete Seller Disclosure Memorandum.

ARTICLE 9

Conditions Precedent to Obligations to Consummate

9.1	Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

(a) Shareholder Approval.  The shareholders of Seller Common Stock and Seller Series A Preferred Stock shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law and by the provisions of Seller’s Articles of Association and Bylaws.

(b) Regulatory Approvals.  All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired.

(c) Consents and Approvals.  Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable. Seller shall have obtained the Consents listed in Section 9.1(c) of the Seller Disclosure Memorandum, including Consents from the lessors of each office leased by Seller No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Buyer would not, in its reasonable judgment, have entered into this Agreement.

(d) Legal Proceedings.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(e) Registration Statement.  The Registration Statement shall be effective under the Securities Act and the Proxy Statement shall have been declared “definitive” by the OCC, no stop orders suspending the effectiveness of the Registration Statement or the Proxy Statement shall have been issued, no action, suit, proceeding or investigation by the Commission or OCC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary permits under state securities Laws or the Securities Act or Exchange Act relating to the issuance or trading of the shares of Buyer Common Stock issuable pursuant to the Merger shall have been received.

(f) Nasdaq Listing.  The shares of Buyer Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq National Market.

(g) Tax Matters.  Each Party shall have received a written opinion of counsel from Alston & Bird LLP, in form reasonably satisfactory to such Parties (the “Tax Opinion”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) the exchange in the Merger of Seller Common Stock for Buyer Common Stock will not give rise to gain or loss to the shareholders of Seller with respect to such exchange (except to the extent of the Cash Consideration and any cash received in lieu of fractional shares), (iii) the tax basis of the Buyer Common Stock received in the Merger will be equal to the tax basis of the Seller Common Stock exchanged therefore, increased by the amount of income or gain, if any, recognized on the exchange, and decreased by the amount of Cash Consideration, if any, received in the Merger (excluding any cash received in lieu of fractional shares), (iv) the holding period of the Buyer Common Stock received in the merger will include the period during which the shareholder held the Seller Common Stock exchanged therefore if the Seller Common Stock was held as a capital asset at the effective date of the Merger, and (v) neither Seller nor Buyer will recognize gain or loss as a consequence of the Merger (except for the inclusion in income of the amount of the bad-debt reserve maintained by Seller and any other amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Seller and Buyer reasonably satisfactory in form and substance to such counsel.

9.2	Conditions to Obligations of Buyer.

The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 11.6(a):

(a) Representations and Warranties.  For purposes of this Section 9.2(a), the accuracy of the representations and warranties of Seller set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 5.3 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties set forth in Sections 5.23, 5.24 and 5.25 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Seller set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.23, 5.24 and 5.25) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Seller Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants.  Each and all of the agreements and covenants of Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates.  Seller shall have delivered to Buyer (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as it relates to Seller and in Sections 9.2(a) and 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Seller’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Buyer and its counsel shall request.

(d) Consents.  No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, the Buyer would not, in its reasonable judgment, have entered into this Agreement. No Consent of any Regulatory Authority shall impose upon Buyer or First National any reporting or compliance obligations to which they are not subject as of the date hereof.

(e) Affiliates Agreements.  Buyer shall have received from each affiliate of Seller the affiliate’s letter referred to in Section 8.10.

(f) Claims Letters, Director’s Agreements and Affiliate Agreements, etc.  Each of the directors and officers of Seller shall have executed and delivered to Buyer Claims Letters in the form of Exhibit 6 hereto; each director and Affiliate of Seller shall have executed and delivered to Buyer Director’s Agreements in the form of Exhibit 5 hereto, and each Affiliate of Seller shall have executed and delivered to Buyer Affiliate Agreements in the form of Exhibit 3 hereto. Buyer shall have received the written agreement as to all holders of Seller Options.

(g) Notices of Dissent.  In the event that shareholders of Seller have given notice of their intent to exercise their statutory right to dissent with respect to more than 5% of the outstanding shares of Buyer Common Stock.

(h) Minimum Net Worth.  Big Lake shall, at the end of each fiscal year and fiscal quarter prior to the Effective Time and at Closing, have consolidated shareholders’ equity of not less than $21,849,000 on a consolidated basis or Seller shall have a shareholders’ equity of not less than $21,350,000; excluding the effects of any expenses of actions taken at Buyer’s written request (other than costs of compliance with Big Lake’s formal agreement with the OCC), reasonable legal, accounting and investment banking and shareholder communication expenses incurred in connection with this Agreement and the transactions contemplated herein, unrealized gains and losses on securities held by any Seller Entity, and any payments to be made to Mr. Joe G. Mullins at Closing pursuant to Section 8.11(b) of this Agreement and his Employment Agreement.

9.3	Conditions to Obligations of Seller.

The obligations of Seller to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Seller pursuant to Section 11.6(b):

(a) Representations and Warranties.  For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Buyer set forth in Section 6.3 shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Buyer set forth in Section 6.19 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Buyer set forth in this Agreement (including the representations and warranties set forth in Section 6.3 and Section 6.19) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Buyer Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants.  Each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates.  Buyer shall have delivered to the Seller (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as it relates to Buyer and in Sections 9.3(a) and 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Buyer’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Seller and its counsel shall request.

(d) [Reserved]

(e) Fairness Opinion.  Seller shall have received from Seller Financial Advisor a letter, dated as of the date of the meeting of the Seller’s Board of Directors held to consider this Agreement, the Merger and the transactions contemplated herein, to the effect that, in the opinion of such firm, the consideration to be received by Seller shareholders in connection with the Merger is fair, from a financial point of view, to such shareholders and such letter is not withdrawn by Seller Financial Advisor prior to the Seller shareholders meeting, provided an event described in Section 10.1(f) shall have occurred as a result of a Superior Proposal.

ARTICLE 10

Termination

10.1	Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Seller, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) By mutual written agreement of Buyer and Seller; or

(b) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 9.2 or 9.3, as applicable; or

(c) By either Party, (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

(d) By either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, or (iii) the shareholders of Seller fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Seller’s Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon; or

(e) By either Party in the event that the Merger shall not have been consummated by June 30, 2006, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

(f) By Buyer in the event that (i) the Board of Directors of Seller, shall have failed to reaffirm its approval upon Buyer’s request for such reaffirmation of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or (ii) the Board of Directors of Seller shall have failed to include in the Proxy Statement its recommendation, without modification or qualification, that Seller shareholders give the Seller Shareholder Approval or shall have withdrawn, qualified or modified, or proposed publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the recommendation of such Board of Directors to Seller shareholders that they give the Seller Shareholder Approval, or (iii) the Board of Directors of Seller shall have affirmed, recommended or authorized entering into any Acquisition Transaction other than the Merger or, within 10 business days after commencement of any tender or exchange offer for any shares of Seller Common Stock, the Board of Directors of Seller shall have failed to recommend against acceptance of such tender or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender or exchange offer by its shareholders, or (iv) the Board of Directors of Seller negotiates or authorizes the conduct of negotiations (and five business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the provision of information to, or the request and receipt of information from, any Person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal and determining whether the board of directors will in fact engage in, or authorize, negotiations) regarding an Acquisition Proposal other than the Merger; or

(g) By Seller, (provided that Seller is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement), if prior to the adoption of this Agreement by the affirmative vote of the holders of the requisite number of the outstanding shares of Seller Common Stock and Seller Series A Preferred Stock entitled to vote thereon at the Seller Shareholders’ Meeting, the Board of Directors of Seller has (x) withdrawn or modified or changed its recommendation or approval of this Agreement in a manner adverse to Buyer in order to approve and permit Seller to accept a Superior Proposal and (y) determined, after consideration of the written advice of outside legal counsel to Seller, that the failure to take such action as set forth in the preceding clause (x) would be reasonably likely to result in a breach of the Board of Directors’ fiduciary duties under applicable Law, provided, however, that (i) at least 2 business days prior to any such termination, Seller shall, and shall cause its advisors to, negotiate with Buyer to make such adjustments in the terms and conditions of this Agreement as would enable Seller to proceed with the transactions contemplated herein on such adjusted terms.

10.2	Effect of Termination.

In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Sections 6.2, 8.6, 10.2, 10.3, 11.2 and 11.3 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

10.3	Termination Fee.

(a) If:

(i) Seller or Buyer terminates this Agreement pursuant to Section 10.1(g) of this Agreement; and within 12 months of such termination (A) an Acquisition Proposal or Acquisition Transaction has been announced with respect to any Seller Entity or (B) an Acquisition Agreement with respect to an Acquisition Transaction has been entered into with respect to Seller or any Seller Entity, provided that such Acquisition Transaction is subsequently consummated; or

(ii) Buyer shall terminate this Agreement pursuant to 10.1(f); then Seller shall pay to Buyer an amount equal to $2.15 million (the “Termination Fee”) upon the earlier of such announcement or the entry into such Acquisition Agreement or the date of any announcement or statement with respect to any Acquisition Proposal by Seller or its Board of Directors, other than a recommendation for approval of the Merger. Seller hereby waives any right to set-off or counterclaim against such amount. If the Termination Fee shall be payable pursuant to subsection (a)(i) of this Section 10.3, the Termination Fee shall be paid in same-day funds at or prior to the earliest of the date of consummation of such Acquisition Transaction, or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction or the date of any announcement or statement with respect to any Acquisition Proposal by Seller or its Board of Directors, other than a recommendation for approval of the Merger. If the Termination Fee shall be payable pursuant to subsection (a)(ii) of this Section 10.3, the Termination Fee shall be paid in same-day funds upon the earlier of (i) the execution of an Acquisition Agreement with respect to such Acquisition Transaction or the date of any announcement or statement with respect to any Acquisition Proposal by Seller or its Board of Directors, other than a recommendation for approval of the Merger or (ii) two business days from the date of termination of this Agreement.

(b) The Parties acknowledge that the agreements contained in Section 10.3(a) are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Seller fails to pay promptly any fee payable by it pursuant to this Section 10.3, then Seller shall pay to Buyer, its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal) plus 2% as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.

10.4	Non-Survival of Representations and Covenants.

The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time, except this Section 10.4., and Sections 8.11 and 8.12.

ARTICLE 11

Miscellaneous

11.1	Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Proposal” means any proposal (whether communicated to Seller or publicly announced to Seller’s shareholders) by any Person (other than Buyer or any of its Affiliates) for an Acquisition Transaction involving Seller or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute ten percent (10%) or more of the consolidated assets of Seller as reflected on Seller’s consolidated statement of condition prepared in accordance with GAAP.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Seller by any Person or Group (other than Buyer or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of Seller or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than Buyer or any of its Affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of Seller or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Seller pursuant to which the shareholders of Seller immediately preceding such transaction hold less than 90% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the assets of Seller; or (iii) any liquidation or dissolution of Seller.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Articles of Merger” shall mean the Articles of Merger filed with the Secretary of State of the State of Florida as contemplated by Section 1.3 of this Agreement.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“BHC Act” means the federal Bank Holding Company Act of 1956, as amended.

“Buyer Capital Stock” means, collectively, the Buyer Common Stock, the Buyer Preferred Stock and any other class or series of capital stock of Buyer.

“Buyer Common Stock” means the $0.10 par value common stock of Buyer.

“Buyer Disclosure Memorandum” means the written information entitled “Seacoast Banking Corporation of Florida Disclosure Memorandum” delivered prior to the date of this Agreement to Seller describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Buyer Entities” means, collectively, Buyer and all Buyer Subsidiaries.

“Buyer Financial Statements” means (i) the consolidated balance sheets of Buyer as of September 30, 2005, and as of December 31, 2004, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the periods ended September 30, 2005, and for each of the three fiscal years ended December 31, 2004, as filed in amended form by Buyer in Exchange Act Documents, and (ii) the consolidated balance sheets of Buyer (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents as amended filed with respect to periods ended subsequent to September 30, 2005.

“Buyer Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, or results of operations of Buyer and its Subsidiaries, taken as a whole, or (ii) the ability of Buyer to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Buyer Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Buyer (or any of its Subsidiaries) taken with the prior written Consent of Seller in contemplation of the transactions contemplated hereby, (D) the direct effects of compliance with this Agreement on the operating performance of Buyer, including expenses incurred by Buyer in consummating the transactions contemplated by this Agreement, (E) effects demonstrably shown to have been proximately caused by the public announcement of, and the response or reaction of customers, vendors, licensors, investors or employees of Buyer to, this Agreement or any of the transactions contemplated by this Agreement, (F) failure of Buyer to meet the revenue or earnings predictions of equity analysts (as reflected in the First Call consensus estimate), or any other published revenue or earnings predictions or expectations, for any period ending on or after the date of this Agreement, (G) changes in the market price or trading volume of Buyer Common Stock or (H) hurricanes and other storms which occurred prior to the date of this Agreement.

“Buyer Preferred Stock” means the $1.00 par value preferred stock of Buyer.

“Buyer Subsidiaries” means the Subsidiaries of Buyer, which shall include the Buyer Subsidiaries described in Section 6.4 and any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Buyer in the future and held as a Subsidiary by Buyer at the Effective Time.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commission” or “SEC” means the United States Securities and Exchange Commission.

“Confidentiality Agreement” means the Confidentiality Agreement, dated August 23, 2005, between Seller and Buyer.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Counties” means, for the purposes of Section 7.2(f), Okeechobee, Highlands, Glades, Hardee, Hendry, St. Lucie, and DeSoto Counties, Florida.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral,

(iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. (“CERCLA”),; (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. (“RCRA”),; (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. 11001 et seq.); (iv) the Clean Air Act (42 U.S.C. 7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (v) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i) - (iv) of this subparagraph; (vii) any amendments to the statues, laws or ordinances listed in parts (i) - (vi) of this subparagraph, regardless of whether in existence on the date hereof, (viii) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i) - (vii) of this subparagraph; and (ix) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now or in the future relating to environmental, health or safety matters. and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with a Seller Entity would be treated as a single employer under Code Section 414 or would be deemed a single employer within the meaning of Sections.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or (z) Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto

“FBCA” means the Florida Business Corporation Act, as mended.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Atlanta.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

“Governmental Authority” shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.

“Group” shall mean two or more Persons acting in concert for the purpose of acquiring, holding or disposing of securities of an issuer.

“Hazardous Material” shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, CERCLA hazardous substances, and HSRA regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos, and polychlorinated biphenyls (PCBs). (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefore, technology rights and licenses, computer software (including any source or object codes therefore or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry by the chairman, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior, executive or other vice president of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Losses” means any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages), liabilities, costs, and expenses, including interest, penalties, cost of investigation and defense, and reasonable attorneys’ and other professional fees and expenses.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Nasdaq” means the Nasdaq Stock Market, Inc.

“Nasdaq National Market” means the National Market System of Nasdaq Stock Market, Inc.

“OCC” means the federal Office of the Comptroller of the Currency.

“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means Seller or Buyer and “Parties” means both such Persons.

“Permit” means any federal, state, local, and foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Proxy Statement” means the proxy statement used by Seller to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of Buyer relating to the issuance of the Buyer Common Stock to holders of Seller Common Stock.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the Exchange Act by Buyer under the Securities Act with respect to the shares of Buyer Common Stock to be issued to the shareholders of Seller in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” means, collectively, the Commission, Nasdaq the NASD, the OCC, the FDIC, the Department of Justice and the Federal Reserve and all other federal, state, county, local or other Governmental Authorities having jurisdiction over a Party or its Subsidiaries.

“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

“Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act, the Sarbanes-Oxley Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Seller Common Stock” means the $0.01 par value common stock of Seller.

“Seller Disclosure Memorandum” means the written information entitled “Big Lake Financial Corporation Disclosure Memorandum” delivered prior to the date of this Agreement to Buyer describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Seller Entities” means, collectively, Seller and all Seller Subsidiaries.

“Seller Financial Statements” means (i) the balance sheets (including related notes and schedules, if any) of Seller as of September 30, 2005, and as of December 31, 2004, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the three and nine months ended September 30, 2005, and for each of the three fiscal years ended December 31, 2004, including those filed by Seller in its Exchange Act Documents as required by the Exchange Act, and (ii) the balance sheets of Seller (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) including those prepared by Seller and Big Lake with respect to periods ended subsequent to September 30, 2005.

“Seller Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, or results of operations of Seller and its Subsidiaries, taken as a whole, or (ii) the ability of Seller to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Seller Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Seller (or any of its Subsidiaries) taken with the prior written Consent of Buyer in contemplation of the transactions contemplated hereby, or (D) the direct effects of compliance with this Agreement on the operating performance of Seller, including expenses incurred by Seller in consummating the transactions contemplated by this Agreement.

“Seller Stock Plans” means the written stock option and other stock-based compensation plans of Seller existing on October 31, 2005 and previously delivered by Seller to Buyer.

“Seller Subsidiaries” means the Subsidiaries, if any, of Seller, as of the date of this Agreement.

“Seller Series A Preferred Stock” means the $0.01 par value Series A Non-Cumulative Preferred Perpetual Stock of the Seller.

“Shareholders’ Meeting” means the meeting of Seller’s shareholders of to be held pursuant to Section 8.1, including any adjournment or adjournments thereof.

“Subsidiaries” means all those corporations, banks associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of the entire equity interest in, or all or substantially all of the assets and liabilities of, the Seller Entities and (ii) with respect to which the Board of Directors of Seller (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Group making the Acquisition Proposal, and (B) determines in its good faith judgment (based on, among other things, the advice of its financial advisor, Hovde Financial LLC (“Seller Financial Advisor”) to be more favorable to Seller’s shareholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the Board of Directors of Seller, after obtaining the advice of Seller’s Financial Advisor the Person or Group making such Acquisition Proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to this Agreement that may be proposed by Buyer in response to such Acquisition Proposal.)

“Surviving Bank” means First National or an interim national bank substituted for First National pursuant to Section 1.5 as the surviving national bank resulting from the Bank Merger.

“Surviving Company” means Buyer as the surviving company resulting from the Merger.

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

(b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Term	Page
Acquisition Agreement	37
Agreement	1
Allowance	13
Appraisal Shares	4
Articles of Merger	2
Bank Plan	2
Big Lake	2
Buyer	1
Buyer Benefit Plans	30
Buyer Contracts	30
Buyer ERISA Plan	30
Buyer Exchange Act Reports	26
Buyer Pension Plan	30
CERCLA	Section 11.1(a)
Certificates	5
Closing	1
Effective Time	2
Exchange Agent	5
Exchange Ratio	4
FBCA	1
Federal Reserve	1
First National	2
Indemnified Party	42
Individually Identifiable Personal Information	20
Maximum Amount	43
Merger	1
Merger Consideration	4
OCC	1
RCRA	Section 11.1(a)
Seller	1
Seller Benefit Plans	17
Seller Contracts	20
Seller ERISA Plan	17
Seller Exchange Act Reports	10
Seller Options	5
Seller Pension Plan	17
Seller Shareholder Approval	37
Seller Stock Certificate	4
Subsequent Determination	37
Takeover Laws	23
Tax Opinion	45
Termination Fee	Section 10.3(a)(ii)
Trust Account Shares	3

(c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example.

11.2	Expenses.

(a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

11.3	Brokers and Finders.

Except for Hovde Financial LLC as to Seller and except for Burke Capital Group as to Buyer, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Seller or by Buyer, each of Seller and Buyer, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

11.4	Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 8.6(b), for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.11 and 8.12.

11.5	Amendments.

To the extent permitted by Law, and subject to Section 1.3, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Seller Common Stock, there shall be made no amendment that reduces or modifies in any material respect the consideration to be received by holders of Seller Common Stock.

11.6	Waivers.

(a) Prior to or at the Effective Time, Buyer, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Seller, to waive or extend the time for the compliance or fulfillment by Seller of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.

(b) Subject to Section 1.3, prior to or at the Effective Time, Seller, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Seller under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Seller.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.7	Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.8	Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Seller:	Big Lake Financial Corporation
1409 South Parrott Avenue
Okeechobee, Florida 34974
Facsimile Number: (863) 467-6818
Attention: Joe G. Mullins
Copy to Counsel:	Smith Mackinnon, PA
Suite 800 Citrus Center
255 South Orange Avenue
P.O. Box 2254
Orlando, Florida 32801
Facsimile Number: (407) 843-2448
Attention: John P. Greeley
Buyer:	Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, FL 33494
Facsimile Number: (772) 288-6012
Attention: Dennis S. Hudson III
Copy to Counsel:	Alston & Bird LLP
One Atlantic Center
1201 W. Peachtree Street, NE
Atlanta, GA 30309-3424
Facsimile Number: (404) 253-8272
Attention: Ralph F. MacDonald III

11.9	Governing Law.

Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Florida. The Parties all expressly agree and acknowledge that the State of Florida has a reasonable relationship to the Parties and/or this Agreement. Each Party hereto hereby irrevocably waives, to the fullest extent permitted by Law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

11.10	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11.11	Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

11.12  Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

11.13	Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

11.14	Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

SEACOAST BANKING CORPORATION OF FLORIDA (BUYER)

By:	/s/ Dennis S. Hudson
Dennis S. Hudson III
President and Chief Executive Officer

BIG LAKE FINANCIAL CORPORATION (SELLER)

By:	/s/ Edwin E. Walpole, III
Edwin E. Walpole, III
Chairman, President and Chief Executive Officer

Appendix B

FULL TEXT OF SECTIONS 1301-1333 OF
THE FLORIDA BUSINESS CORPORATION ACT

FLORIDA STATUTES — TITLE XXXVI, BUSINESS ORGANIZATIONS

CHAPTER 607
CORPORATIONS

607.1301. Appraisal rights; definitions

The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302. Right of shareholders to appraisal

(1) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a merger to which the corporation is a party if shareholder approval is required for the merger by s. 607.1103 and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(e) With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

607.1303. Assertion of rights by nominees and beneficial owners

(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320. Notice of appraisal rights

(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321. Notice of intent to demand payment

(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322. Appraisal notice and form

(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

607.1323. Perfection of rights; right to withdraw

(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324. Shareholder’s acceptance of corporation’s offer

(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326. Procedure if shareholder is dissatisfied with offer

(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1330. Court action

(1) If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2) The proceeding shall be commenced in the appropriate court of the county in which the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3) All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5) Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder’s shares, plus interest, as found by the court.

(6) The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

607.1331. Court costs and counsel fees

(1) The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332. Disposition of acquired shares

Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333. Limitation on corporate payment

(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

Appendix C
November 22, 2005

Board of Directors
Big Lake Financial Corporation
1409 S. Parrott Avenue
Okeechobee, FL 34974

Dear Members of the Board:

We understand that Big Lake Financial Corporation (“Seller”), a Florida corporation, and Seacoast Banking Corporation of Florida (“Buyer”), a Florida corporation, are about to enter into an Agreement and Plan of Merger, to-be-dated November 22, 2005 (the “Agreement”), pursuant to which Seller will merge with and into Buyer (the “Merger”), with Buyer being the surviving corporation. As set forth in Section 3.1(b) of the Agreement and except as otherwise stated therein, by virtue of the Merger, each share of the common stock, par value $0.01 per share, of Seller (“Seller Common Stock”) issued and outstanding immediately prior to the Effective Time (as defined in the Agreement), including each share of the “Series A” non-cumulative preferred perpetual stock, par value $0.01 per share, of Seller (“Seller Series A Preferred Stock”), which shall be converted automatically pursuant to its terms on a one-for-one basis into a share of Seller Common Stock immediately prior to the Effective Time, shall be converted in accordance with the terms of the Agreement into the right to receive a number of shares of the common stock, par value $0.10 per share, of Buyer (“Buyer Common Stock”) equal to the quotient of (x) 1,775,000 less the number of shares issuable pursuant to the Option Settlement Payments (as defined in the Agreement), divided by (y) the number of shares of Seller Common Stock issued and outstanding at the Effective Time (“Purchase Consideration”). Capitalized terms used but not otherwise defined herein shall have the same meaning attributed to them in the Agreement. In connection with the Merger and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Purchase Consideration to be paid to the holders of the issued and outstanding shares of the capital stock of Seller (“Seller Stock”).

Hovde Financial LLC (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Seller, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement.

We were retained by Seller to act as its financial advisor in connection with the Merger. We will receive compensation from Seller in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. Seller has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement and all attachments thereto;

(ii)	reviewed certain historical publicly available business and financial information concerning Seller and Buyer;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning Seller;

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Board of Directors
Big Lake Financial Corporation
November 22, 2005

(iv)	analyzed certain financial projections prepared by the managements of Seller and Buyer;

(v)	held discussions with members of the senior managements of Seller and Buyer for the purpose of reviewing the future prospects of Seller and Buyer, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi)	reviewed historical market prices and trading volumes for the common stock of Buyer;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant;

(viii)	evaluated the pro forma ownership of the common stock of Buyer by the holders of Seller Stock relative to the pro forma contribution of Seller’s assets, liabilities, equity and earnings to the combined company;

(ix)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Seller and Buyer and in the discussions with the managements of Seller and Buyer. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Seller and Buyer and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Seller and Buyer are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Seller, Buyer or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Seller, Buyer or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles and that the Merger, for federal income tax purposes, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Seller, Buyer and their subsidiaries. In rendering this opinion, we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Buyer or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of Buyer or any of the surviving corporations after the Merger.

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Board of Directors
Big Lake Financial Corporation
November 22, 2005

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

We are not expressing any opinion herein as to the prices at which shares of Buyer Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of Seller Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of Seller Stock.

This letter is solely for the information of the Board of Directors of Seller and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of Seller Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Purchase Consideration to be received pursuant to the Agreement is fair, from a financial point of view, to the holders of Seller Stock.
Sincerely,

/s/ Hovde Financial

HOVDE FINANCIAL LLC

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